Form 20-F/A
period 2004-12-31
Western Forest Products Inc.
filed 2005-07-01
CIK 1299951

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A
                                 Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 or

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                 For the fiscal year ended December 31, 2004, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

         For the transition period from ______________ to ______________

                        Commission File No.: 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

      3RD FLOOR, 435 TRUNK ROAD, DUNCAN, BRITISH COLUMBIA, V9L 2P9, CANADA
                                 (250) 748-3711
          (Address and telephone number of principal executive office)

       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: NONE

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: NONE

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                   U.S.$221,000,000 15% SECURED BONDS DUE 2009
                                (Title of Class)

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: (December 31, 2004)

                            25,635,424 COMMON SHARES

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No [ ] (Business was operated by Doman Industries Limited which implemented a plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada)).

                                TABLE OF CONTENTS

PRELIMINARY INFORMATION............................................................       1
             Basis of Presentation.................................................       1
             Forward Looking Statements............................................       1

PART 1.............................................................................       2
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................       2
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...............................       2
ITEM 3.      KEY INFORMATION.......................................................       2
             A.   Selected Financial Data..........................................       2
             B.   Capitalization and Indebtedness..................................       5
             C.   Reasons for the Offer and Use of Proceeds........................       5
             D.   Risk Factors.....................................................       5
ITEM 4.      INFORMATION ON THE COMPANY............................................      11
             A.   History and Development of the Company...........................      11
             B.   Business Overview................................................      14
             C.   Organizational Structure.........................................      28
             D.   Property, Plants and Equipment...................................      29
ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................      31
             A.   Operating Results................................................      32
             B.   Liquidity and Capital Resources..................................      40
             C.   Research and Development, Patents and Licenses...................      42
             D.   Trend Information................................................      42
             E.   Off-Balance Sheet Arrangements...................................      45
             F.   Tabular Disclosure of Contractual Obligation.....................      45
             G.   Safe Harbour.....................................................      45
ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................      45
             A.   Directors and Senior Management..................................      45
             B.   Compensation.....................................................      49
             C.   Board Practices..................................................      58
             D.   Employees........................................................      62
             E.   Share Ownership..................................................      62
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................      64
             A.   Major Shareholders...............................................      64
             B.   Related Party Transactions.......................................      65
             C.   Interests of Experts and Counsel.................................      65
ITEM 8.      FINANCIAL INFORMATION.................................................      65
             A.   Consolidated Statements and Other Financial Information..........      65
             B.   Significant Changes..............................................      66
ITEM 9.      THE OFFER AND LISTING.................................................      66
             A.   Offer and Listing Detail.........................................      66
             B.   Plan of Distribution.............................................      67
             C.   Markets..........................................................      67
             D.   Selling Shareholder..............................................      67
             E.   Dilution.........................................................      67
             F.   Expenses of Issue................................................      67
ITEM 10.     ADDITIONAL INFORMATION................................................      67
             A.   Share Capital....................................................      67
             B.   Articles and Bylaws..............................................      67
             C.   Material Contracts...............................................      71
             D.   Exchange Controls................................................      71
             E.   Taxation.........................................................      71
             F.   Dividends and Paying Agent.......................................      75
             G.   Statement by Experts.............................................      75
             H.   Documents on Display.............................................      75
             I.   Subsidiary Information...........................................      75
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............      75
             Interest Rate Risk....................................................      75
             Foreign Currency Exchange Rate Risk...................................      76
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................      76

PART II............................................................................      76
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................      76
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS...................................................      76
ITEM 15.     CONTROLS AND PROCEDURES...............................................      77
ITEM 16.     RESERVED..............................................................      77
ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT......................................      77
ITEM 16B     CODE OF ETHICS........................................................      77
ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES................................      77
ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............      78
ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS............................................................      78

PART III...........................................................................      78
ITEM 17.     FINANCIAL STATEMENTS..................................................      78
ITEM 18.     FINANCIAL STATEMENTS..................................................     139
ITEM 19.     EXHIBITS..............................................................     139

APPENDIX A GLOSSARY OF CERTAIN TERMS...............................................     140

SIGNATURES.........................................................................     147

EXHIBITS...........................................................................     148


                             PRELIMINARY INFORMATION

      On July 27, 2004, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") implemented a Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and Reorganization under the Canada Business Corporations Act ("CBCA") (the "Plan") and emerged from protection under the CCAA. We were incorporated under the CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purposes of implementing the Plan. On June 21, 2004, we changed our name to "Western Forest Products Inc." On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of our Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004 after the implementation of the Plan.

      Where appropriate, the discussion in this report covers the operation of our business for the period from July 28, 2004 to December 31, 2004 together with our Predecessor's operations from January 1, 2004 to July 27, 2004 compared with prior years operations of the Predecessor. This is intended to help security holders and other readers understand our business and certain key factors underlying our financial results. However, consolidated financial information and other operating information subsequent to the Plan implementation may not be comparable with the consolidated financial information and other operating information of the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 of our consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, comparisons of our results with those of our Predecessor should be undertaken with caution and any discussion related thereto reviewed with caution.

      In this report, unless the context otherwise requires, the "Company", "we", "us", and "our" and similar terms refer to Western Forest Products Inc. and its subsidiaries and "Western" refers to Western Forest Products Inc. Certain other terms used in this report are defined under "Glossary of Certain Terms" which can be found under Appendix A.

      Unless otherwise specified, Canada - US exchange rates referenced herein are based on the Bank of Canada closing rate.

BASIS OF PRESENTATION

      Unless otherwise specified, all monetary amounts are expressed in Canadian dollars and all accounting information is prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In accordance with such principles, our consolidated financial statements reflect fresh start accounting as of July 28, 2004.

      The information set forth in this report is as at June 27, 2005 unless an earlier or later date is indicated or otherwise required by the context. In this report, unless the context otherwise requires, references to "as of the date hereof" mean as of June 27, 2005.

FORWARD LOOKING STATEMENTS

      This annual report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels, our ability to execute our business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - D. Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

                                     PART 1

      ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

      ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

      ITEM 3.KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following table summarizes our selected consolidated financial data prepared in accordance with Canadian GAAP for the period commencing July 28, 2004 and ending December 31, 2004 and selected consolidated financial data about our Predecessor for the period commencing January 1, 2004 and ending July 27, 2004 and for the years ended December 31, 2003, 2002, 2001 and 2000. In addition, information is presented to show the differences which would result from the application of U.S. GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see note 13 of our consolidated financial statements for the period commencing July 28, 2004 and ending December 31, 2004 and note 17 of our Predecessor's consolidated financial statements for the period commencing January 1, 2004 and ending July 27, 2004 and for the years ended December 31, 2003 and 2002, included under "Item 17. Financial Statements". The information in the table was extracted or derived from the more detailed consolidated financial statements and related notes included herein or previously filed by our Predecessor and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

      Due to the differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 to our consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor, our consolidated financial and other information may not be comparable with the consolidated financial information and other information issued by our Predecessor. Accordingly, the following selected consolidated financial information should be reviewed with caution.

CANADIAN GAAP

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                --------------------------------------------------
                                               JUL 28, 2004 TO  JAN 1, 2004 TO      2003         2002         2001         2000
                                                DEC 31, 2004     JUL 27, 2004   -----------  -----------  -----------  -----------
                                               ---------------  --------------  PREDECESSOR  PREDECESSOR  PREDECESSOR  PREDECESSOR
                                                   COMPANY       PREDECESSOR    RESTATED(1)  RESTATED(1)  RESTATED(1)  RESTATED(1)
                                               ---------------  --------------  -----------  -----------  -----------  -----------
(thousands of dollars except per share
  amounts)
OPERATING RESULTS
  Sales......................................  $       324,106     433,704        621,088       655,720      718,858      864,709
  Operating earnings (loss)..................  $       (12,191)     29,286        (65,574)       10,661     (246,700)      83,527
  Interest expense...........................  $       (19,838)    (71,349)      (100,849)     (107,982)    (106,801)    (102,645)
  Foreign exchange gain (loss)...............  $        27,436     (24,228)       189,180        10,228      (66,561)     (40,189)
  Other income (expense).....................  $           (96)     (5,869)         2,200         4,275       14,399        3,787
  Financial restructuring costs..............  $             -     (11,391)        (7,790)       (7,259)           -            -
  Income taxes - recovery (expense)..........  $          (781)        (77)        (1,034)         (810)      93,216       18,058
  Net earnings (loss) from continuing
  operations.................................  $        (5,470)    (83,628)        16,133       (90,887)    (312,447)     (37,462)
  Net loss from discontinued operations......  $             -     (12,426)       (19,937)      (73,218)    (100,407)      (2,288)
  Net loss...................................  $        (5,470)    (96,054)        (3,804)     (164,105)    (412,854)     (39,750)
  Provision for dividends on preferred
  shares.....................................  $             -      (2,753)        (4,779)       (4,499)      (4,514)      (4,354)
  Net loss attributable to common shares.....  $        (5,470)    (98,807)        (8,583)     (168,604)    (417,368)     (44,104)
FINANCIAL POSITION
  Working capital............................  $       114,601           -       (720,928)      149,074      232,161      395,057
  Total assets...............................  $       696,435           -        749,052       843,926      974,532    1,473,534
  Net Assets.................................  $       249,705           -       (417,125)     (413,321)    (238,664)     174,190
  Long-term debt.............................  $       253,522           -        162,063     1,061,725    1,071,954    1,050,400
SHAREHOLDERS' EQUITY
  Preferred shareholders.....................  $             -      64,076         64,076        64,076       64,076       64,076
  Common shareholders........................  $       249,705     (64,076)      (481,201)     (479,597)    (304,940)     107,914
EARNINGS (LOSS) PER COMMON SHARE
  Net earnings (loss) from continuing
  operations - basic and diluted.............  $         (0.21)      (2.03)          0.27         (2.25)       (7.46)       (0.98)
  Net loss - basic and diluted...............  $         (0.21)      (2.33)         (0.20)        (3.97)       (9.82)       (1.04)
  Weighted average number of common
  shares - basic and diluted (thousands).....           25,636      42,481         42,481        42,481       42,481       42,481

Note:

(1) Restated to reflect sale of Port Alice pulp mill on May 11, 2004 by our Predecessor and to include Port Alice pulp mill as discontinued operations, and the adoption of new accounting policies for asset retirement obligations and classification of duties and freight costs. See notes 2(k) and 16(c) to our Predecessor's audited consolidated financial statements filed under Item 17. Financial Statements.

U.S. GAAP

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                --------------------------------------------------
                                               JUL 28, 2004 TO  JAN 1, 2004 TO      2003         2002         2001         2000
                                                DEC 31, 2004     JUL 27, 2004   -----------  -----------  -----------  -----------
                                               ---------------  --------------  PREDECESSOR  PREDECESSOR  PREDECESSOR  PREDECESSOR
                                                   COMPANY       PREDECESSOR    RESTATED(1)  RESTATED(1)  RESTATED(1)  RESTATED(1)
                                               ---------------  --------------  -----------  -----------  -----------  -----------
(thousands of dollars except per share amounts)
OPERATING RESULTS
  Sales......................................  $       324,106      433,704       621,088       655,720      718,858      864,709
  Operating earnings (loss)..................  $       (12,191)      30,711       (62,976)      (30,793)    (251,975)      84,027
  Interest expense...........................  $       (19,838)     (71,349)     (100,849)     (107,982)    (106,801)    (102,645)
  Foreign exchange gain (loss)...............  $        27,436      (24,228)      189,180        10,228      (66,561)     (40,189)
  Other income (expense).....................  $           (96)      (5,869)        2,200         4,275       14,399        3,787
  Financial restructuring costs..............  $             -      (11,391)       (7,790)       (7,259)           -            -
  Earnings from CCAA wind-up proceedings.....  $             -      566,822             -             -            -            -
  Income taxes - recovery (expense)..........  $          (781)         (77)       (1,034)         (810)      92,537       17,865
  Net earnings (loss) from continuing
  operations.................................  $        (5,470)     484,619        18,731      (132,341)    (318,401)     (37,155)
  Net loss from discontinued operations......  $             -      (12,426)      (19,937)      (73,218)    (100,407)      (2,288)
  Net earnings (loss)........................  $        (5,470)     472,193        (1,206)     (205,559)    (418,808)     (39,443)
  Provision for dividends on preferred
  shares.....................................  $             -       (2,753)       (4,779)       (4,499)      (4,514)      (4,354)
  Net earnings (loss) attributable to
  common shares..............................  $        (5,470)     469,440        (5,985)     (210,058)    (423,322)     (43,797)
FINANCIAL POSITION
  Working capital............................  $       114,601            -      (720,928)      149,074      232,161      395,057
  Total assets...............................  $       696,435            -       693,984       786,260      958,320    1,456,822
  Net Assets.................................  $       249,490            -      (472,193)     (473,187)    (257,076)     161,732
  Long-term debt.............................  $       253,522            -       162,063     1,061,725    1,071,954    1,050,400
SHAREHOLDERS' EQUITY
  Preferred shareholders.....................  $             -       64,076        64,076        64,076       64,076       64,076
  Common shareholders........................  $       249,490      (64,076)     (536,269)     (537,263)    (321,152)      97,656
EARNINGS (LOSS) PER COMMON SHARE
  Net earnings (loss) from continuing
  operations - basic and diluted.............  $         (0.21)       11.34          0.33         (3.22)       (7.60)       (0.98)
  Net earnings from CCAA wind-up
  proceedings - basic and diluted............  $             -        13.34             -             -            -            -
  Net earnings (loss) - basic and diluted....  $         (0.21)       11.06         (0.14)        (4.94)       (9.96)       (1.03)
  Weighted average number of common
  shares - basic and diluted (thousands).....           25,636       42,481        42,481        42,481       42,481       42,481

Note:

(1) Restated to reflect sale of Port Alice pulp mill sold on May 11, 2004 by our Predecessor and to include Port Alice pulp mill as discontinued operations.

EXCHANGE RATES

      The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                                                YEARS ENDED DECEMBER 31
                                  --------------------------------------------------
                                   2004       2003       2002       2001       2000
                                  ------     ------     ------     ------     ------
End of period................     0.8310     0.7738     0.6329     0.6279     0.6669
High for period..............     0.8493     0.7738     0.6619     0.6697     0.6969
Low for period...............     0.7158     0.6349     0.6200     0.6241     0.6410
Average for period...........     0.7719     0.7205     0.6370     0.6446     0.6727

      The following table sets out the range of high and low exchange rates, based on the noon buying rate discussed above, for the conversion of Canadian dollars into U.S. dollars, for the following periods.

                                                                                 LOW       HIGH
2004
December................................................................        0.8064    0.8435

2005
January.................................................................        0.8050    0.8346
February................................................................        0.7961    0.8134
March...................................................................        0.8024    0.8322
April...................................................................        0.7957    0.8233
May.....................................................................        0.7872    0.8082

      On June 27, 2005, the noon buying rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was U.S.$0.8125 per Canadian dollar.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      The following factors, any of which could have a material adverse effect on our operations and financial conditions and cash flow, should be carefully considered in evaluating our business.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

      Our financial performance is principally dependent on the prices we receive for our lumber, log, pulp and other products. Average prices that we receive for lumber and logs are dependent on the product mix sold as prices vary significantly between species and grade. There is generally some correlation between lumber and log prices over the long term although they may not correlate closely in the short term due to supply imbalances. Prices for our products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis we estimate that
(i) a change of $50 per thousand board feet of lumber would impact operating earnings, net earnings and per share earnings by approximately $35 million, $23 million and $0.88 per share respectively, and (ii) a change of $50 per air dried metric tonne ("ADMT") of pulp would impact operating earnings, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

      See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - D. Trend Information - Product Pricing" for a discussion of current pricing and market conditions.

      Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease. For example, the down-time to be taken at our logging and sawmill operations over the summer of 2005 will reduce working capital and preserve liquidity but will also result in higher cost per unit due to the lower production volumes and the expensing of fixed cost over this period.

      The markets for our products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

      -  additions to industry capacity;

      -  increased industry production;

      - periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

      -  inventory destocking by customers.

      Demand for our products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, our customers may not accept price increases for the products. We are not able to predict with certainty market conditions and prices for our products. Our future financial condition and results of operations will depend primarily upon the prices we receive for lumber, logs and pulp, and a deterioration in prices of or demand for our products could have a material adverse effect on our financial condition, results of operations and ability to satisfy our debt obligations.

      See "Item 5. Operating and Financial Review and Prospects".

RISKS OF EXCHANGE RATE FLUCTUATIONS

      Approximately 65% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, has had, and in the future could have, a material adverse effect on our operating earnings and cash flows. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per US$1.00 would impact operating earnings, net earnings and per share earnings by approximately $4.1 million, $2.7 million and $0.10 per share respectively.

      All of our long term debt of US$210.9 million at December 31, 2004, is denominated in $US. The exchange rate at December 31, 2004, was $1.2020 (Canadian dollars to purchase a US dollar). A 1% change in the US dollar has an effect of $2.5 million on the principal amount of our Secured Bonds and an effect of $0.3 million on our annual interest expense on our Secured Bonds when translated into Canadian dollars. Both of the changes would be recorded in our statement of operations. Appreciation of the Canadian dollar against the U.S. dollar for the period from July 28, 2004 to December 31, 2004 resulted in a non-cash foreign exchange gain included in income of $27.4 million. In the first quarter of 2005 we recorded a non-cash foreign exchange loss of $1.6 million as a result of the Canadian dollar weakness.

      See "Item 5. Operating and Financial Review and Prospects - D. Trend Information - Foreign Currencies" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk".

SOFTWOOD LUMBER DISPUTE

      The United States Department of Commerce ("USDOC") found that imports of softwood lumber from Canada into the United States were dumped and unfairly subsidized and the United States International Trade Commission ("USITC") determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the USDOC issued countervailing and anti-dumping duty orders, which took effect on May 22, 2002. These duties have had a material adverse impact on the operations of our Predecessor and on our operations including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until March 31, 2005, total approximately US$80.6 million. Pursuant to the Plan implemented by our Predecessor, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. Although the Federal Government of Canada (the "Federal Government"), other provincial governments of Canada and Canadian forest product companies (collectively "Canadian Interests") have initiated challenges under the North American Free Trade Agreement ("NAFTA") and before the World Trade

Organization ("WTO"), it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on our future operations and cash flow.

      See "Item 4. Information on the Company - B. Business Overview - Softwood Lumber Dispute".

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

      As at December 31, 2004, we had approximately $333 million indebtedness outstanding comprising our Secured Bonds and Working Capital Facility. The level of debt that we have and the limitations imposed on us by our Secured Bond Indenture, Working Capital Facility and other debt agreements that we have entered into has had and will continue to have important consequences for our business, including the following:

      - a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

      - we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

      - we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

      -  our less leveraged competitors may have a competitive advantage.

      Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt obligations or fund our other liquidity needs. We did not generate sufficient cash flow from operations during the period July 28, 2004 to December 31, 2004 to service our debt obligations and had to draw on our Working Capital Facility. We believe it will be necessary for us to reduce our level of indebtedness and debt service requirements to sustain and improve our operating performance, particularly if market conditions for our products do not improve. Although we will likely seek to refinance our Secured Bonds after they become redeemable on July 28, 2005, we cannot provide any assurance that we will be able to do so on favourable terms or at all or that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

      See "Item 5. Operating and Financial Review and Prospects" for a discussion of the results of operation, liquidity and current outlook. See also "Item 10. Additional Information - Articles and Bylaws - Secured Bonds - Working Capital Facility" for a discussion of the terms of our Secured Bonds and Working Capital Facility.

CASH FLOW AND LIQUIDITY

      The continuing softwood lumber dispute and our debt service requirements are putting pressure on our liquidity and capital resources. Based on current market conditions and our current capital structure and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt obligations and to fund the capital requirements of our business. See "Item 5. Operating and Financial Review and Prospects" for a discussion of the results of operation, liquidity and current outlook. As discussed therein, we have taken and will be taking certain steps, including taking down-time at our logging and sawmill operations during the summer of 2005 and deferring payment of 50% of the interest due on June 30, 2005 on our Secured Bonds, to improve our liquidity situation in the short term. We have initiated a strategic review of our operations to address long term liquidity and operating prospects and strategy. Although we believe the steps we have taken to date should give us sufficient liquidity to sustain our current operations into 2006, there can be no assurance that we will be successful in our efforts to implement our plan to reduce our debt service requirements and improve our cash flow. If we fail to improve our cash flow and business conditions do not improve, we will likely have to seek to restructure our obligations.

COMPETITION

      The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than we do. Some of our competitors have the advantage of not being affected by fluctuations in the value of the Canadian dollar. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had and is expected to continue to have a significant impact on our selling prices and our overall profitability. Our competitive position is influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors. Our competitive position has also been and is expected to continue to be affected by the US countervailing duties and anti-dumping rates imposed on our softwood lumber shipments to the US.

      See "Item 4. Information on the Company - B. Business Overview - Sales, Marketing and Distribution - Competition - Softwood Lumber Dispute".

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

      Approximately 95% of the timberlands in which we operate are owned by the Province of British Columbia (the "Province" or "British Columbia") and administered by the Ministry of Forests of British Columbia ("Ministry of Forests"). The Forest Act (British Columbia) (the "Forest Act") empowers the Ministry of Forests to grant timber tenures, including tree farm licenses ("TFLs"), forest licences ("FLs") and timber sales licences to producers. The Provincial Chief Forester must conduct a review of allowable annual cut ("AAC") for each timber supply area ("TSA") and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licences issued by the Provincial government of British Columbia ("Provincial Government" or "Crown"). Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including the licences that we own. There can be no assurance that the amounts of such future reductions on our licenses, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

      See "Item 4. Information on the Company - B. Business Overview - Forest Resources".

FOREST POLICY CHANGES IN BRITISH COLUMBIA

      In March 2003, the Provincial Government began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. These BC reforms include (i) market pricing - for stumpage purposes, (ii) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (iii) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, and (iv) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licence holders.

      The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders, including us. The first phase of negotiations on compensation due to us recently concluded and a final comprehensive settlement agreement is expected to be reached in 2005. See "Item 4. Information on the Company - B. Business Overview - Forest Resources - Take Back Settlement".

      Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia). As many of the legislative changes are still in the process of being implemented, it is not possible to predict how our business will be affected by these changes in 2005 and future periods.

      See "Item 4. Information on the Company - B. Business Overview - Forest Resources".

STUMPAGE FEES

      Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Provincial Government. Since February 29, 2004, stumpage for the coastal region is being set using a market pricing system (the "MPS"). The MPS uses the results from BC Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way the Crown believes that stumpage prices will become market based.

      The stumpage system is complex. It continues to be the subject of discussion involving, among other things, lumber trade issues between Canada and the US in response to the US claim that BC's forest industry is subsidized and consequently may be subject to further amendments. Periodic changes in the Provincial Government's administrative policy can also affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes to the stumpage system or the Provincial Government's administrative policy will not have a material impact on stumpage fees that we pay and consequently affect our financial condition, results of operations and cash flows.

      See "Item 4. Information on the Company - B. Business Overview - Forest Resources".

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

      Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

INTERNATIONAL BUSINESS

      In general, our sales are subject to the risks of international business, including:

      -  fluctuations in foreign currencies;

      - changes in the economic strength of the countries in which we conduct business;

      -  trade disputes;

      -  changes in regulatory requirements;

      -  tariffs and other barriers;

      - quotas, duties, taxes and other charges or restrictions upon exportation; and

      -  transportation costs and the availability of carriers.

      Our principal products are sold in international markets. As a result, economic conditions in the US, Japan and Europe, the strength of the housing markets in the US and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on our operations and results.

      See "Item 4. Information on the Company - B. Business Overview - Sales, Marketing and Distribution".

ENVIRONMENTAL REGULATION

      We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

      -  air emissions;

      -  land and water discharges;

      - operations or activities affecting watercourses or the natural environment;

      -  operations or activities affecting species at risk;

      -  use and handling of hazardous materials;

      -  use, handling and disposal of waste; and

      -  remediation of environmental contamination.

      We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on our business, financial condition, results of operations or cash flow.

      See "Item 4. Information on the Company - B. Business Overview - Environment".

FIRST NATIONS LAND CLAIMS

      First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

      First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

      Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of our timber tenures as a consequence of such consultation or action will not have an adverse effect on our business, financial condition, results of operations or cash flow.

      The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

      See "Item 4. Information on the Company - B. Business Overview - First Nations Land Claims".

REGULATORY RISKS

      Forestry and pulp operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry (see above), exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (see above), protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licences and other authorizations to conduct our operations, which permits, licences and authorizations may impose additional conditions that we must comply with. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on our financial condition, liquidity or results of operations or on the manner that we conduct our operations.

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

      We rely upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on us.

EMPLOYEES AND LABOUR RELATIONS

      The majority of the hourly paid employees at our manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire in June 2007, in respect of the majority of our hourly workers in our solid wood segment, and in April 2008, in respect of our hourly workers in our pulp segment. Our inability to negotiate an acceptable contract at the time that our existing collective agreements expire with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations or cash flow.

      In addition, we rely on certain third parties whose workforces are unionized to provide us with services needed to operate our business. If their workers engage in strike or other work stoppages, we could experience disruption of our operations.

      See "Item 4. Information on the Company - B. Business Overview - Human Resources".

INABILITY TO ENFORCE CERTAIN CIVIL LIABILITIES

      The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be affected adversely by the fact that:

      -  we are organized under the laws of Canada;

      -  all of our officers and directors are residents of Canada; and

      -  all or a substantial portion of our assets are located outside the U.S.

      As a result, it may be difficult or impossible to effect service of process upon us or our officers or directors from within the U.S. It may also be difficult to realize against us in the U.S., upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada (1) may not enforce judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws and
(2) may not enforce, in original actions, liabilities against us or our officers or directors predicated upon such laws.

ENFORCING UNITED STATES BANKRUPTCY AND OTHER LAWS IN CANADA

      We are organized under the laws of Canada and our principal operating assets are located outside of the U.S. Under bankruptcy laws in the U.S., courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the U.S. may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the U.S. Any orders or judgments of a bankruptcy court in the U.S. may not be enforceable.

      ITEM 4.INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      As noted above, we were incorporated under "CBCA" on April 27, 2004 under the name "4204247 Canada Inc." On June 21, 2004, we changed our name to "Western Forest Products Inc."

      Our head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and our telephone number is 250-748-3711. Our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 and its telephone number is 604-631-3131.

HISTORY

      Our Predecessor's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Predecessor and two other British Columbia forest products companies formed 4018958 Canada Inc. (formerly Western Forest Products Limited) ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Predecessor increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Predecessor completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Predecessor acquired certain assets from Pacific Forest Products Limited, including three sawmills, timber tenures having an AAC of approximately 1.7 million cubic metres ("m3") from Crown timber and a perpetual supply of 330,000 to 350,000 m3 of sawlogs under a saw log agreement with a third party.

      In 2002 the Predecessor experienced significant liquidity constraints due to, among other things, negative cash flow, industry-wide effects of high operating costs and provincial stumpage rates, compliance with the Forest Practices Code of British Columbia Act, softwood lumber trade dispute between Canada and the United States, weakness in the Japanese economy, weak pulp prices, and high debt servicing costs. At that time, it had outstanding indebtedness of over one billion dollars. Based on the financial outlook at that time, our Predecessor did not have the financial capability to make payments on debts as they became due, and consequently filed for protection under the CCAA. On November 7, 2002, our Predecessor was granted protection from its creditors pursuant to the CCAA. Over the ensuing months, the general stay of proceedings against creditors was extended by the Court on a number of occasions to allow the Predecessor to negotiate with various stakeholders to develop a plan of compromise and arrangement. A number of alternatives were considered. In addition, during this time, our Predecessor took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. Our Predecessor also ceased operations at and dismantled three sawmills. On May 11, 2004, the Predecessor sold substantially all of its Port Alice pulp mill assets (including adjusted working capital valued at $2.73 million) in consideration for one dollar and the assumption of all outstanding obligations relating to the Port Alice pulp mill, including employee and pension liabilities to Port Alice Specialty Cellulose Inc. ("PASCI"), an affiliate of LaPointe Partners Inc., an unrelated party. The sale was approved by the Court on May 11, 2004.

      The Plan reflected the agreement reached by our Predecessor with certain of Doman's unsecured noteholders after extensive negotiations. The Plan was approved by the Predecessor's unsecured creditors on June 7, 2004 and sanctioned by the Court on June 11, 2004. On July 27, 2004, the Predecessor implemented the Plan and emerged from protection under the CCAA. We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the Solid Wood Assets and Pulp Assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004 after the implementation of the Plan.

      (For a more detailed discussion of the Predecessor's financial situation leading to the CCAA proceedings and the restructuring efforts please see the Information Circular and Proxy Statement of our Predecessor dated May 7, 2004 and Doman's Form 20-F dated May 21, 2004, which can be found on EDGAR at www.sec.gov and on SEDAR at www.sedar.com, under the name, Doman Industries Limited.)

THE PLAN

      The purpose of the Plan was to (1) compromise the claims of our Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from the debt servicing and repayment obligations that it was subject to at that time; and (2) facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for Western's secured bonds ("Secured Bonds") and common shares ("Common Shares")) and the sale of certain private placement units consisting of Secured Bonds and Common Shares.

      The significant steps in the implementation of the Plan included:

      (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

      (b) the segregation of the principal operating assets of our Predecessor into two separate operating groups: the Solid Wood Assets, which were transferred to the Company, and the Pulp Assets, which were transferred to WPL; WPL became a wholly owned subsidiary of Western;

      (c) the unsecured indebtedness of our Predecessor was compromised and converted to approximately 75% of the Common Shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to class A and B warrants of Western (exercisable for Secured Bonds and Common Shares) ("Class A and B Warrants");

      (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B Warrants to the Predecessor's unsecured creditors and a private placement to certain unsecured noteholders of Doman, the Standby Purchasers; for proceeds of US$210 million, Western issued Secured Bonds (aggregate principal face value of US$221 million) and approximately 25% of the Common Shares to the Standby Purchasers and those unsecured creditors of our Predecessor who exercised the Class A and B Warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover our Predecessor's CCAA exit cost, with the remaining amount released to us for working capital purposes;

      (e) Western entered into the Working Capital Facility, which provides for revolving advances up to $100 million, and reorganized certain intercorporate debt; and

      (f) Western issued three tranches of its non-transferable class C warrants ("Class C Warrants") to purchase up to 10% of the Common Shares on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made, or other compensation paid, to Doman shareholders under the Plan.

      On August 3, 2004, the Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "WEF".

      For further information about the Plan, please see the Information Circular and Proxy Statement of our Predecessor pertaining to the Plan dated May 7, 2004 and related documents of our Predecessor, which documents are available at EDGAR at www.sec.gov and on SEDAR at www.sedar.com, under the name, Doman Industries Limited.

PRIOR SALES

      In connection with the implementation of the Plan of our Predecessor, effective as of June 28, 2004, we issued 110,426 Class A and B Warrants under our Class A and B Warrant Indenture to affected creditors of our Predecessor. The Class A and B Warrants entitled the holders to acquire plan units ("Plan Units"), each Plan Unit consisting of US$1,000 principal amount of our Secured Bonds and 29 Common Shares, until July 19, 2004 at a price of US$950 per Plan Unit. The Standby Purchasers agreed to subscribe for and take-up any Plan Units not subscribed for by affected creditors of our Predecessor pursuant to the exercise of the Class A and B Warrants and to subscribe for additional units, each unit consisting of US$1,000 principal amount of our Secured Bonds and 29 Common Shares, at a price of US$950 per unit.

      On the Plan Implementation Date, in connection with the implementation of the Plan, (1) 19,226,931 Common Shares were distributed to the affected creditors of our Predecessor; (2) 2,890,053 Common Shares and US$99,657,000 principal amount of Secured Bonds were issued to the holders of the Class A and B Warrants upon the exercise of Class A and B Warrants; and (3) 3,518,947 Common Shares and US$121,343,000 principal amount of Secured Bonds were issued to the Standby Purchasers pursuant to their standby commitment and a concurrent private placement. (4,136 Common Shares were subsequently cancelled due to the resolution of disputed claims in our Predecessor's CCAA proceedings. 23,837 Common Shares are held in trust by Computershare pending resolution of disputed claims in our Predecessors' CCAA proceedings.) See "Item 10. Additional Information - B. Articles and Bylaws - Secured Bonds" for a description of our Secured Bonds.

      Also, in connection with the implementation of the Plan of our Predecessor, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants were issued effectively on the Plan Implementation Date for no consideration, to certain Doman shareholders in accordance with the terms of the Plan. See "Item 10 Additional Information - B. Articles and Bylaws - Class C Warrants" for a description of our Class C Warrants.

CAPITAL EXPENDITURES

      Capital expenditures in 2004 totalled $36.2 million expended by us and our Predecessor, of which $35.2 million was expended in the solid wood segment and $1.0 million was expended in the pulp segment. Approximately $27.4 million of the solid wood capital expenditures was for logging roads.

      The following table summarizes the capital expenditures of the Company's two business segments for each of the last three years:

                                                   Period from       Period from      Years Ended December 31
                             Three Years Ended     July 28 to       January 1 to   ------------------------------
                             December 31, 2004  December 31, 2004   July 27, 2004      2003            2002
                             -----------------  -----------------  --------------  --------------  --------------
                              Pro Forma(1) (2)       Company       Predecessor(2)  Predecessor(2)  Predecessor(2)
                             -----------------  -----------------  --------------  --------------  --------------
(millions of dollars)
Solid Wood Segment(3)        $            93.4  $            11.6  $         23.6  $         28.4  $         29.8
Pulp Segment                               1.7                 --             1.0             0.7              --
                             -----------------  -----------------  --------------  --------------  --------------
                             $            95.1  $            11.6  $         24.6  $         29.1  $         29.8
                             =================  =================  ==============  ==============  ==============

(1)   Combined expenditure by the Company and the Predecessor.

(2) Expenditure by the Predecessor excludes expenditures for Port Alice operations.

(3) We have adopted a new accounting policy which requires that we expense the cost of spur roads in the period the work is incurred. Our Predecessor capitalized and amortized spur roads. See "Item 5 Operating and Financial Review and Prospects" for further details of the accounting policy change.

      See "Item 5. Operating and Financial Review and Prospects" and "Item 17. Financial Statements" for further discussions of principal capital expenditures. See "Item 4. Information on the Company - A. History and Development of the Company - History" for a discussion of the disposition of the Port Alice pulp mill by our Predecessor.

B.    BUSINESS OVERVIEW

COMPANY PROFILE

      We are a major integrated softwood forest products company operating in the solid wood and pulp businesses in British Columbia. Our primary business is solid wood and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. Our pulp operations consist of producing and marketing Northern Bleached Softwood Kraft ("NBSK") pulp. All of our operations are located in the coastal region of British Columbia. Our products are sold in 25 to 30 countries worldwide.

      Our allowable annual timber harvest from our regulated forest tenures was approximately 3.9 million cubic metres in 2004 (before take-back under the Forest Revitalization Act (British Columbia) ("FR Act") - see "Item 4. Information on the Company - B. Business Overview - Forest Resources - Take Back Settlement" below). We had an additional 100,000 and 19,000 cubic meters respectively of volume available from unregulated timber licences and private lands. We also have a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party.

      Harvest operations are conducted on government owned timberlands, in accordance with the terms and conditions of our three TFLs, seven FLs, TLs and private lands external to these tenures.

      As of the date hereof, our manufacturing plants consist of:

      -  six sawmills with a total annual production capacity of approximately
         1.1 billion board feet of green lumber (including one sawmill with an annual kiln drying capacity of 70-100 million board feet) and 700,000 units of wood chips;

      - one pulp mill with a total annual production capacity of approximately 275,000 ADMT of pulp;

      - a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

      -  a log merchandiser.

STRATEGY

      Our strategy has been to maximize margin from our integrated timber and mill resources by extracting value and controlling costs through producing both commodity and high value products. Our sawmills process high quality logs, including hemlock, balsam and western red cedar, into primarily long length, wide width and upper grade lumber and commodity grades of lumber. Lower quality logs are first processed by our log merchandiser in order to extract the lumber quality portion of the logs for processing at our sawmills. The residual portion of such logs and smaller or defective logs not suitable for the production of lumber are used to produce wood chips that are then used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at our Squamish NBSK pulp mill and is also sold to other pulp mills as an energy resource. Our value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as mouldings, frames and panelling. We believe that the efficient utilization of our timber resources is essential. Our timber harvesting sector will maximize log quality and value to our milling conversion plants while providing a low cost fibre supply. External log sales will maximize margin by selling higher value logs that do not currently fit the cutting profile of our sawmills.

      As discussed elsewhere herein, we are undertaking a strategic review of our business and capital structure. See "Item 5. Operating and Financial Review Prospects - A. Operating Results of Operations - July 28, 2004 to December 31, 2004 - Outlook - B. Liquidity and Capital Resources - Outlook" for a discussion of our plans. We anticipate that the review will be completed by the end of 2005.

INDUSTRY

      British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 74 million cubic metres over the previous decade. In 2004 strong markets coupled with changes to the stumpage system and cut control requirements resulted in a provincial harvest of approximately 91.8 million cubic meters. Catastrophic wildfires in the southern interior of the Province in 2003 and 2004 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber. With higher interior AACs and harvest levels, there has been a corresponding increase in the availability of chips from interior sawmills for pulp production which has kept the value of pulp logs on the coast depressed.

      British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third (or approximately 25 million m3) of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

      The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested.

RECENT LEGISLATIVE AMENDMENTS AND OTHER FOREST POLICY INITIATIVES

      In connection with the Forest Revitalization Plan (the "FR Plan"), in March 2003 the Provincial Government began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. The British Columbia reforms include (1) market pricing - for stumpage purposes, (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licensees.

      The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders. The FR Act required that we surrender 685,216 m3 of our AAC derived from our TFLs (including TLs contained within TFLs) and FLs by March 31, 2006, as well as 20% of the unreverted area of TLs outside of TFLs. Details are provided under "Item 4. Information on the Company - B. Business Overview - Forest Resources - Take Back Settlement" below.

      Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia).

      In addition to the above provincial legislative changes, the Federal Government also introduced legislation which may have some impact upon the forest industry in British Columbia, one of which is the Species at Risk Act (Canada). This particular statute could affect and possibly redefine future forest practices in British Columbia should the Provincial Government fail to act to the Federal Government's satisfaction.

      It is not yet possible to gauge the overall impact of these legislative changes and policy initiatives on our business, as many have just been brought into force and are still in the process of being implemented.

FOREST RESOURCES

Timber Tenures

      Approximately 95% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Our timber tenures comprise TFLs, FLs and TLs. We undertake to manage the forest lands to which our timber tenures relate to produce an annual harvest in accordance with the terms of our TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

      A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term. Over 74% of our total AAC is derived from our three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6, 19 and 25, acquired from our Predecessor, were replaced in 2000, 2001 and 1999, respectively, for 25 year terms. We expect the timeline for replacing TFL No. 25 is May 2006, however, the Province believes they still must perform adequate consultation with potentially affected First Nations. (See "Item 4. Information on the Company - B. Business Overview - First Nations Land Claims").

      Other areas of the Province's timberlands which are not designated as TFLs are organized into TSAs. FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs generally have a term of 15 years and are replaceable every five to ten years with a new FL with a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations in the FL. We have seven FLs, two of which are located in the Mid Coast TSA. The remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs.

      All of the FLs we acquired from our Predecessor were replaced in 1998 for 15 year terms. The Ministry of Forests indicated that offers for replacement would be forthcoming once the Ministry has had adequate consultation with potentially affected First Nations. By the end of 2004 the Province had still not completed consultation on these tenure replacements. (See "Item 4. Information on the Company - B. Business Overview - First Nations Land Claims".)

      We also hold and harvest timber from 143 TLs, covering an area of approximately 85,000 hectares. TLs are area-based tenures which, if external to TFLs, permit the licensee to harvest the area over a specified period of time but without any periodic limits. Nineteen of our TLs are situated outside of our TFLs while 124 are included within them. At the end of 2004, our 143 TLs contained approximately 21 million m3 of mature timber.

      TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from external TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at our discretion. The terms of our TLs within our TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of our TFLs expire at varying dates ranging from 2005 to 2016.

      Our Predecessor's 1998 study of its TLs situated outside of TFLs indicated a feasible harvest schedule of approximately 100,000 m3 annually over the next 20 years. In 2004, legislation governing TL renewals was replaced. The Crown may now agree to a single extension to a TL term for no longer than three years. This change will require us to re-evaluate our timetable to harvest this unregulated volume.

      In 2004 approximately 14% of our annual harvest combined with that of our Predecessor for the year ended December 31, 2004 was from TLs. In that regard, approximately 560,000 and 81,000 m3 were harvested respectively from internal and external TLs.

Timber Harvest

      The AACs for TFLs and TSAs are determined by the Chief Forester of the Province and is intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. In mid-2003, the annual and periodic timber harvest requirements were changed as a result of the enactment of the Forestry Revitalization Amendment Act (British Columbia). For major licences, the volume of timber to be harvested over any five year cut control period, other than the final cut control period for a licence, continues to be capped at 110% of the sum of the AACs for that period and 100% of the sum of the AACs for the final five year cut control period. However, there are no longer any annual cut controls nor any minimum harvesting requirement for any cut control period. Furthermore, the tenure holder has lost the ability to request the carry forward of unharvested volumes of timber into new cut control periods and any unharvested volume left at the end of a cut control period can be taken by the Crown and reallocated to other parties. This legislative change was applied retroactively to the beginning of 2003 as it pertained to annual cut controls and retroactively to the beginning of any active five year period as it applied to five year cut control limits. At the beginning of 2004 two unresolved issues remained from 2003 in two licences regarding our Predecessor's failure to satisfy its 2002 harvesting requirements. The FL A19231 determination was resolved in our favour with no penalty assigned. The FL A16845 determination resulted in a permanent reduction of 10,000 m3 to this FL's AAC.

      Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. The Provincial Chief Forester was expected to determine a new AAC for TFL 25 during the year. However, as discussed previously under "Item 4. Information on the Company - B. Business Overview - Forest Resources - Timber Tenures" a replacement for TFL 25 did not occur in 2004 and an AAC determination for TFL 25 is now anticipated in 2005. In summary, no adjustments as a result of these reviews were made to any of our tenure AACs in 2004.

      Under Part 13 of the Forest Act, the Province can "designate" areas of Crown land and then suspend or vary permits licences and plans in force within the area. At the same time, the Province can reduce the AAC attributable to the designated area. If the Provincial Government determines that it is in the "public interest", Part 13 of the Forest Act enables it to specify Crown land as a "designated area" for a period of up to a maximum of 10 years. Once Crown land is specified as a designated area, all harvesting and permit rights are suspended or varied. When the term of the designated area expires, the harvesting and permit rights will be restored. Following the first stage of the Central Coast Land and Resource Management Plans ("LRMP") in 2001, the Province designated various areas in the plan area and reduced the AACs of various tenures. On July 1, 2004 the Central and North Coast Part 13 designations were cancelled and then replaced. The AAC reductions that accompanied the first Part 13 designations were not reintroduced and AACs for affected licences returned to their previous levels.

      The Provincial Government met its announced goal of protecting 12% of the land area of the Province from development through the establishment of parks by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2004. While the tenures contributing some 60% of our AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remained subject to other sub-regional land use processes.

      As a result of the FR Act reducing our harvesting rights (see below "Item
4. Information on the Company - B. Business Overview - Forest Resources - Take Back Settlement") our interests have declined in two outstanding LRMPs. We remained significantly engaged in the completion phase of the Central Coast LRMP and provided input to the North Coast LRMP where we have limited interests.

      We continued to engage with the Central Coast LRMP as part of the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and through interaction with the Rainforest Solutions Project (a strategic forum of the four major environment non-government organizations engaged in the LRMP) through the Joint Solutions Project. The latter sub-process has provided a mediated forum for communication between major licensees and the major environmental non-governmental organizations with interests in the Central Coast.

      The Chairman of the Central Coast LRMP submitted the final consensus report to the Provincial Government in May 2004. The Provincial Government used the report and the draft North Coast LRMP to begin negotiations with Central and North Coast First Nations on the final LRMP outcomes. The North Coast LRMP concluded with a consensus report in February 2005. First Nations negotiations commenced in the fall and are expected to complete in 2005. As these negotiations are confidential it is not possible to predict to what degree our tenures in the two LRMP planning areas, which includes FL A16845 and A16847 and Blocks 2 and 5 of TFL 25, will be impacted. However, we anticipate that we will see overall reductions in total AAC of similar magnitude to those under the previous Part 13 declaration, which was approximately 235,000 m3.

Fibre Supply

      Our fibre requirements are met with logs harvested from our timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. Our log trading department is responsible for ensuring an adequate supply of suitable logs for our plants. We engage in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, we maintain an active reforestation program.

      All of our timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to us under our TFLs, and to a lesser extent, under our FLs and TLs. In addition, some logging takes place on private lands. The timber covered by our timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. We believe that these stands are particularly valuable, as the substantial size of the trees should allow us to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, mouldings and siding.

      The long-term species distribution of our timber resources is approximately 60% hemlock and balsam, and 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2004 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

      The available cut, including the AAC of our TFLs and FLs, log supply and log usage for each of the last three years are set out in the following table:

                                                      Actual Cut(1)
                                -------------------------------------------------------------            Available Cut(2)
                                   Period from       Period from     Year Ended December 31             as at December 31
                                   July 28 to       January 1 to    -------------------------   -----------------------------------
                                December 31, 2004   July 27, 2004      2003          2002        2004        2003          2002
                                -----------------   -------------   -----------   -----------   -------   -----------   -----------
                                    Company          Predecessor    Predecessor   Predecessor   Company   Predecessor   Predecessor
                                -----------------   -------------   -----------   -----------   -------   -----------   -----------
(thousands of cubic metres)
TFLs..........................        1,240             1,932          2,266         2,640       2,917       2,847         2,917
FLs...........................          304               351            261           311         976         929         1,009
Other lands(3)................           33                65             89            81         449         449           449
                                      -----             -----          -----         -----       -----       -----         -----
    Total log production......        1,577             2,348          2,616         3,032       4,342       4,225         4,375
                                      =====             =====          =====         =====       =====       =====         =====

Total logs purchased..........          418               749          1,216         1,017
                                      =====             =====          =====         =====

Total logs consumed(4)........        1,373             2,006          3,506         3,110
                                      =====             =====          =====         =====

Total logs sold...............          527               670            721           781
                                      =====             =====          =====         =====

(1) The actual cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The available cut for the TFLs and FLs is the AAC determined by the Province's Chief Forester. There was a temporary prorated AAC reduction of 135,000 m3 to TFL 25 and 99,428 m3 to FL Al6845 that was lifted on July 1, 2004. The amounts shown are before the take back settlement discussed below. It is anticipated that a new AAC reduction will be instituted once government to government negotiations on the Central and North Coast LRMPs are concluded in 2005.

(3) 19,000 m3 of available cut is attributed to private managed forests lands outside of TFLs, 100,000 m3 to TLs outside of TFLs and 330,000 m3 of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

(4) Includes logs consumed by the Port Alice pulp mill until May 11, 2004 when it was sold by our Predecessor.

      The five year cut control period for many of the tenures we acquired from our Predecessor expired at the end of 2001. Approximately 1.4 million m3 of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Predecessor requested that this deficient volume be returned in the subsequent cut control period. During 2003, the Ministry of Forests rejected the request for approximately 28,000 m3 of the request and gave potential approval on 22,000 m3, subject to First Nations review. In 2004 the balance of the carry forward requests were denied. However, the Company continued to negotiate that the carry forward volume within TFLs be retained as standing inventory and not reallocated to other licensees. We anticipate a satisfactory resolution in 2005.

      We have some 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of our operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both company operated and contractor operations. We plan and co-ordinate all of the timber production from the various operating sites. As a result of the FR Plan take back at the end of 2004 and 2005 there will be a reduction in the number of operations in 2005 and 2006. (See "Item 4. Information on the Company - B. Business Overview - Forest Resources - Take Back Settlement")

      Logs are sorted and directed to either our sawmills or log merchandiser according to size, grade and species. Saw logs that meet our cut program criteria are shipped primarily to our sawmills while lower quality logs and small or defective parts of trees go to our log merchandiser. Wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for the Squamish pulp mill. Bundle booms and self-dumping log barges are used to transport logs by water to our manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to our manufacturing plants by truck.

      Our sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at our Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the Squamish pulp mill or sold to other pulp mills. Wood chips produced at the log merchandiser are transported by barge to the Squamish pulp mill or traded with other operators.

      The wood chip supply and usage for each of the last three years from our operations are set out in the following table:

                                              Period from       Period from     Years Ended December 31
                                               July 28 to       January 1 to   -------------------------
                                           December 31, 2004   July 27, 2004       2003           2002
                                           -----------------   -------------   -----------   -----------
                                               Company          Predecessor    Predecessor   Predecessor
                                           -----------------   -------------   -----------   -----------
(thousands of units)
Wood Chips produced....................           304               439            760           639
Wood Chips purchased...................           194               147            240           185
Total Wood Chips consumed..............           361               371            682           555
Total Wood Chips sold..................           142               193            307           288

Take Back Settlement

      Retroactive to March 31, 2003, the Provincial Government as part of the FR Plan, reduced the Crown land portion of the AAC from major tenure holders by 20%, less an exemption for the first 200,000 m3, in exchange for compensation payable by the Crown. The Crown's purpose for the FR Plan includes increasing the timber supply for new forest initiatives and allowing new participants into the forest industry in the Province. The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be distributed to BC Timber Sales. BC Timber Sales is an independent organization within the BC Ministry of Forests created to develop Crown timber for auction to establish market prices for timber in the Province. Currently, BC Timber Sales manages 13% of the Province's AAC, with its share increasing to approximately 20% after the conclusion of the timber reallocation initiative.

      The take-back under the FR Plan reduced our harvesting rights by 685,216 m3 from our TFLs and FLs and 827 hectares from our TLs. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

      The first phase of our negotiations with the Crown regarding the reduction of our harvesting rights began in November, 2003. These negotiations have concluded in early 2005 and a settlement framework agreement was reached on compensation to be paid to us by the Crown. In 2005, pursuant to terms of the settlement framework agreement, we received $16.5 million in compensation for the loss of the 685,216 m3 of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas. The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

      For purposes of the take-back, all of our Crown tenures were grouped together. This grouping of licences enabled the Crown to take-back 20% of the total AAC from the group of licences as a whole rather than requiring 20% be taken from each licence in the group. Negotiations in 2004 established where the take-back areas for our reductions would come from.

      We received two Ministerial Orders at the end of 2004 that put the AAC reductions into effect. The first Order reduced various tenure AACs by a cumulative 526,171 m3 effective December 31, 2004 while the second reduced various tenure AACs by a further 159,045 m3 effective December 31, 2005. By the end of 2005, the FR Act will have reduced our TFL AACs by 292,455 m3 and the FL AACs by 392,761 m3. The considerable effort put into negotiations with the Crown resulted in much of the take-back volume coming from tenures not directly associated with forestry dependent communities.

      Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

      Our Predecessor had commenced five separate legal actions against the Province alleging that the Province:

      (a) breached its contractual obligations to purchase two of the Predecessor's timber tenures;

      (b) improperly administered the stumpage payment system that resulted in overcharging the Predecessor for stumpage over a period of several years;

      (c) caused the Predecessor substantial damages as a result of a change in the calculation of royalty fees;

      (d) breached its obligation to provide fibre supply on an annual basis to the Predecessor's Port Alice pulp mill; and

      (e) caused the Predecessor to suffer harm as a consequence of the assistance package provided to Skeena Cellulose pulp mill by the Province.

      These actions were transferred to us on the Plan Implementation Date. In May of 2005 we settled these actions with the Provincial Government for $1.3 million in cash.

      In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown increased each fund by $50 million in fiscal 2005/06. We are working with the Crown to determine compensation for our displaced workers and contractors.

Stumpage Charges

      Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land as well as private timber harvested on the Province's land. Prior to February 29, 2004 the Comparative Value Pricing ("CVP") system determined the amount of stumpage to be paid and was based on a revenue target set by the Provincial Government and adjusted on a periodic basis. The only exception was volume harvested under the coastal "Hemlock Pilot".

      The "Hemlock Pilot" was introduced in September 2000 and was based on the Ministry of Forests Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (hemlock/balsam content of 60% or more) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Hemlock Pilot cutting permits were accepted past October 1, 2000.

      On February 29, 2004, CVP was replaced by the Coast MPS. All CVP stumpage rates (as at January 1, 2004) were frozen as of February 28, 2004, and stumpage billing for active cutting permits was continued at those rates while cutting permits issued after this date will be assessed stumpage under the Coast MPS. However, for cutting permits active on February 28, 2004, licensees were able to select whether to continue using CVP or move to the Coast MPS. Operations made this selection on the basis of which rate would be most advantageous. The transition also allowed for permits to be surrendered and this opportunity was used to retire permits which no longer were economic. However, where a surrendered permit had been activated but not completed, the licensee would have been billed for this un-harvested remaining volume.

      Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the Provincial Government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001.

      The following table illustrates the relationship of stumpage and royalty expenses relative to the total log production for each of the last three years:

                                   Period from       Period from     Years Ended December 31
                                    July 28 to      January 1 to    -------------------------
                                December 31, 2004   July 27, 2004      2003           2002
                                -----------------   -------------   -----------   -----------
                                   Company           Predecessor    Predecessor   Predecessor
                                -----------------   -------------   -----------   -----------
(thousands)
Log production (cubic metres)           1,579             2,348           2,616         3,032
Stumpage and royalty expenses      $   23,169        $   35,987     $    53,737   $    60,297

Forest Management

      We manage our forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles, which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by us, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

      Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for TFLs and Forest Development Plans for specific planning areas within TFLs or FLs. These plans take a broad range of timber and non-timber factors into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

      Following harvest, we reforest all disturbed areas and conduct follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at our expense. In 2004, we and our Predecessor spent $6.5 million in meeting basic silviculture obligations.

      Our tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. We operate the Saanich Forestry Centre, which includes a 3 million seedling nursery and a tree seed orchard that produces select seed for reforestation.

      In April 2002, the Provincial Government replaced Forest Renewal B.C. with the Forest Investment Account ("FIA"), administered by PricewaterhouseCoopers. FIA is funded by an appropriation approved by the Provincial Government, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. Together with our Predecessor, we accessed $1.4 million from FIA to carry out a range of projects in 2004.

SALES, MARKETING AND DISTRIBUTION

      We produce and market upper grades and commodity grades of lumber and various grades of NBSK pulp which are sold in 25 to 30 countries worldwide.

      Our lumber products are marketed and sold in North America by a separate sales and marketing division that primarily sells our lumber products directly to wholesale lumber distributors and also sells a minor amount through agents. Sales to the Japanese market is performed by our Japanese sales group based in Vancouver who sell direct to the Japanese trading houses. European lumber sales are made via agents. Direct liaison with the consumers of our lumber products provides us with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. We adjust our sawmill processing programs in order to customize products to meet the specific requirements of our customers.

      Most of our lumber products are sold green (not kiln-dried or air-dried) however, certain specialty products require kiln-drying. We offer a comprehensive line of traditional components for the Japanese market. Our focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

      Our NBSK pulp is a commodity product, and sales are handled by our pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers.

      The distribution of the Company's sales by geographic area and by product line for each of the last three years is set out in the following table:

                                             Period from          Period from           Years Ended December 31
                                              July 28 to         January 1 to      ---------------------------------
                                          December 31, 2004      July 27, 2004          2003               2002
                                          -----------------     --------------     --------------     --------------
                                               Company          Predecessor(1)     Predecessor(1)     Predecessor(1)
                                          -----------------     --------------     --------------     --------------
(thousands of dollars)
Sales by geographic area
   Canada...........................      $          86,860     $      122,563     $      152,675     $      180,677
   U.S..............................                110,753            141,544            215,164            235,812
   Asia.............................                 94,509            111,948            168,569            178,282
   Europe...........................                 29,299             46,687             73,020             55,814
   Other............................                  2,685             10,962             11,660              5,135
                                          -----------------     --------------     --------------     --------------
                                          $         324,106     $      433,704     $      621,088     $      655,720
                                          =================     ==============     ==============     ==============

Sales by product line
   Lumber...........................      $         173,344     $      236,602     $      328,692     $      382,599
   Logs.............................                 59,502             81,255            106,480            123,280
   Sawmill by-products..............                 10,894             14,576             22,000             19,572
                                          -----------------     --------------     --------------     --------------
                                                    243,740            332,433            457,172            525,451
   Pulp(1)..........................                 80,366            101,271            163,916            130,269
                                          -----------------     --------------     --------------     --------------
                                          $         324,106     $      433,704     $      621,088     $      655,720
                                          =================     ==============     ==============     ==============

Solid Wood Segment
   Lumber
     Canada.........................      $          16,455     $       26,731     $       24,190     $       37,650
     U.S............................                105,885            136,273            204,894            230,253
     Asia...........................                 39,734             52,685             77,578             94,905
     Europe.........................                  8,898             12,332             18,683             16,783
     Other..........................                  2,372              8,581              3,347              3,008
                                          -----------------     --------------     --------------     --------------
                                                    173,344            236,602            328,692            382,599
                                          -----------------     --------------     --------------     --------------

   Logs
     Canada.........................                 59,502             81,255            106,480            123,280
                                          -----------------     --------------     --------------     --------------
   Sawmill by-products
     Canada.........................                 10,894             14,576             22,000             19,572
                                          -----------------     --------------     --------------     --------------
Total Solid Wood Segment............      $         243,740     $      332,433     $      457,172     $      525,451
                                          =================     ==============     ==============     ==============

Pulp Segment(1)
   Canada...........................      $               9     $            1     $            5     $          175
   U.S..............................                  4,868              5,271             10,270              5,559
   Asia.............................                 54,775             59,263             90,991             83,377
   Europe...........................                 20,401             34,355             54,337             39,031
   Other............................                    313              2,381              8,313              2,127
                                          -----------------     --------------     --------------     --------------
   Total Pulp Segment...............      $          80,366     $      101,271     $      163,916     $      130,269
                                          =================     ==============     ==============     ==============

Total Solid Wood Segment
and Pulp Segment                          $         324,106     $      433,704     $      621,088     $      655,720
                                          =================     ==============     ==============     ==============

(1) Pulp sales of our Predecessor exclude sales from the Port Alice pulp mill which was sold by our Predecessor on May 11, 2004 to PASCI.

      The following two charts illustrate the aggregate geographic distribution of our and our Predecessor sales for the year ended December 31, 2004 and for our Predecessor for the year ended December 31, 2003:

                                 PRO FORMA(1)(2)

                          YEAR ENDED DECEMBER 31, 2004

Canada       28%
U.S.         33%
Asia         27%
Europe       10%
Other         2%

                                 PREDECESSOR(2)

                          YEAR ENDED DECEMBER 31, 2003

Canada       25%
U.S.         34%
Asia         27%
Europe       12%
Other         2%

(1)   Combined sales of the Company and Predecessor.

(2)   Excludes the Predecessor's sales from the Port Alice pulp mill.

      Lumber from our sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Squamish pulp mill is shipped by ocean-going vessel and barge.

      In a normal operating year, there is some seasonality to our operations with higher activity in the second and third quarters as construction activity, particularly in the US tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

      Lumber shipments and sales into North American lumber markets are generally higher during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

COMPETITION

      We compete on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than we do. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on our selling prices and overall profitability. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and our plant efficiencies and productivity in relation to our competitors.

      A number of forest policy changes have been announced and implemented by the Provincial Government. See "Item 4. Information on the Company - B. Business Overview - Recent Legislation Amendments and Other Forest Policy Initiatives". Greater ability to acquire new tenure has been balanced by a requirement for a "competition" test to ensure that markets for logs or chips are not detrimentally affected. The regulation to determine the competition test has not been prescribed. In the interim, the Provincial Government is determining whether competition is unduly restrictive for this purpose on a case by case basis. Hence, the impact cannot be determined at this point in time.

      Our competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Item 4. Information on the Company - B. Business Overview - Softwood Lumber Dispute".

ENVIRONMENT

Environmental Policy

      We are committed to the protection of the environment and work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our business. Our operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate company-wide efforts to comply with such legislation, we have established an Environmental, Health and Safety Committee of the Board of Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting our operations, we attempt to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adhere to an environmental policy based on the following:

      - Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

      - Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

      -     Meeting or surpassing all applicable environmental regulations;

      - Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

      - Promoting environmental awareness among our staff, employees and contractors and communicating our environmental performance, both internally and to the public.

Environmental Management

      We have established an Environmental Management System ("EMS") for our forest operations, sawmills and pulp mills. Through third party audits by the Quality Management Institute, as well as internal audits, we have confirmed that the EMS remains in conformance with the International Organization for Standardization ("ISO") 14001 standard. These audits provide important feedback to senior management to ensure that staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. We use documents such as Standard Operating Procedures and Emergency Response Plans, and processes such as Management Review and Corrective/Preventative Action Requests, as a means through which to achieve adherence to our environmental policies.

      As of the date hereof, we believe that our solid wood segment is in substantial compliance with all applicable environmental legislation.

      As of the date hereof, we believe that environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation. Particulate emissions from the power boiler were a concern when burning certain types of hog fuel. Generally, we no longer burn these types of hog fuel in the power boiler. In addition, we are planning to install a new opacity meter this summer to optimize particulate emissions on the power boiler.

      Recovery boiler particulate emissions are close to permit requirements when the pulp mill is at maximum operating rates. Options for reducing particulate emissions are being investigated, including:

      (i)   Skewed Gas Technology in the precipitator;

      (ii) Indirect liquor heater to increase liquor solids to the recovery boiler; and

      (iii) Automatic port cleaners for air flow stabilization.

      As of the date hereof power boiler dioxin/furan testing at the Squamish pulp mill meet the Canada Wide Standard of 0.5 ng/m3, measuring 0.392 ng/m3. The standard will be reviewed by Environment Canada in 2006 to determine if it can be lowered. This review is conducted every three years.

      As of the date hereof, the environmental focus of the Federal Government and Provincial Government with respect to the pulp and paper industry is on air quality. The Federal Government is identifying "criteria air contaminants" ("CAC's") for which limits will be established. The BC Ministry of Water, Land and Air Protection will take the lead role in establishing the federal limits for CAC's including ozone, sulphur dioxide and PM2.5 (particulate matter below
2.5 micron in size). The limits have, for the most part been achieved in the Province. However the implementation of "no net increase" is unclear at this time.

      The Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. The total greenhouse gas reduction requirement from large final emitters (this includes the pulp and paper industry) has recently been reduced from 55 mega tonnes to 45 mega tonnes. This should result in lower reduction requirements for the pulp and paper industry.

      Also with respect to air quality issues, the Provincial Government has initiated the process of developing an Airshed Management Plan for the Sea to Sky corridor road from Vancouver to Whistler, B.C. An Air Quality Committee has been established and includes representatives from the municipal governments, Ministry of Water, Land, and Air Protection, Ministry of Transport, Ministry of Health, our Squamish mill as well as another pulp and paper operation in the area, and First Nations representatives. A second meeting of the committee was held in June 2005 to discuss the vision, goals, and indicators for the Sea to Sky Corridor Air Quality Management Plan. We are represented at the committee and attend all meetings.

      The new Contaminated Sites Regulations (British Columbia) came into effect in the fall of 2004. In general, the new legislation will simplify the site remediation process should it be required.

      Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers ("CCFM") Sustainable Forest Management ("SFM") criteria and elements. The CCFM SFM criteria and elements are fully consistent with those of the Montreal and Helsinki processes, which are both recognized by governments around the world.

      The requirements of the Canadian Standards Association ("CSA") Z809 Standard are defined by the CCFM SFM criteria. In this standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.

      We undertook a review of our complementary CSA Chain of Custody ("COC") certification and based on the review small modifications were completed early 2005. The COC allows our Duke Point Sawmill, Silvertree-Vancouver Division Sawmill and Chemainus Value Added Division to apply the CSA product label and ensures customers that these products originate from sustainable managed forests.

      Positioning our operations to address customer needs will drive future certification initiatives. Management systems and COC documents continue to be developed for the remaining facilities on an as needed basis. In January 2004 the Squamish pulp mill achieved the Nordic Swan eco-label standard.

      Certifications obtained for our forest, solid wood operations and pulp mill are summarized as follows:

Forest Operations

      - ISO 14001 Environmental Management System Certification of all forest operations (April 2003, re-registration scheduled by April
            2006)

      - CSA Z809 2002 Sustainable Forest Management Certification of North Vancouver Island Region (December 2004, re-registration scheduled by December 2007)

      - CSA plus 1163 COC Certification for North Vancouver Island region (August 2002, re-qualification scheduled by November 2007)

Solid Wood Manufacturing

      - CSA Plus 1163 COC Certification for Duke Point (January 2002) and Silvertree-Vancouver Division (February 2003).

Value-Added Facility

      -     CSA Plus 1163 COC Certification (February 2002, re-qualified March,
            2003)

      -     ISO 14001 Environmental Certification (February 2002)

Pulp Mill - Squamish

      -     ISO 9001-2000 Quality Assurance Certification (1993)

      -     ISO 14001 Environmental Management System Certification (May 1999)

      In addition to regular environmental programs, we have been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by us released more than 800,000 salmon fry in 2004. We also actively participate in the BC Hydro Power Smart Program.

FIRST NATIONS LAND CLAIMS

      First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

      First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

      Some groups have also commenced litigation to pursue their claims. Subsequent to our Predecessor filing under the CCAA, one First Nation, being the Quatsino First Nation of the Kwakiutl Nation, commenced action against one of Doman's subsidiaries, and a number of other forest companies and claiming in respect of the subsidiary declaratory relief as to aboriginal title as to certain licenced tenures of the subsidiary and general unspecified damages and compensation for use of forest lands and trees. Pursuant to a negotiated Court order dated January 23, 2004 the Quatsino were permitted to and did file a proof of claim in respect of claims that were capable of compromise under the CCAA. These compromised claims included monetary claims or debt claims that the Quatsino might have as against the subsidiary, but did not include claims as to aboriginal title which are not capable of compromise under the CCAA. As a stated effort to facilitate the reorganization of the Predecessor the proof of claim of the Quatsino was valued by them at $1.00 and it was accepted by the Predecessor in such amount. Thus all claims of the Quatsino capable of compromise under the CCAA were valued at $1.00 and they received dividends on that amount under the Plan filed under the CCAA. However, the aboriginal title claims of the Quatsino were not affected by the Plan filed under the CCAA.

      In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government.

      Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them.

      In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide workable accommodation of aboriginal interest that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered approximately 38 such agreements with various First Nations throughout the Province, including a number with First Nations whose traditional territories overlap some of our operating areas.

      As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. We are aware of some 40 First Nations or First Nation Associations which have interests in the area within our tenures. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with First Nation groups.

      The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. We are committed to working with both the Provincial Government and First Nations to resolve the issues.

SOFTWOOD LUMBER DISPUTE

      On March 22, 2002 and further adjusted on April 25, 2002, the USDOC issued its final determination in the countervailing and anti-dumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all others rate" of 8.43% for all other companies, including our Predecessor. On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

      Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and all the "all others" anti-dumping deposit rate to 3.78% from 8.43% for companies, including our Predecessor, that had requested a company-specific review. These new deposit rates are based on the USDOC's final rate determinations for the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing duty deposit rate to 16.37% to adjust for Ministerial errors.

      On June 1, 2005, the USDOC issued preliminary results for the second administrative review period from May 1, 2003 to April 30, 2004 in the anti-dumping case and April 1, 2003 to March 31, 2004 in the countervailing duty case. The review process resulted in preliminary anti-dumping rates ranging from 0.51% to 5.62% for the eight selected companies reviewed and a review specific average of 2.44% for all of the other companies that had requested a company-specific review. The review process also resulted in a preliminary countervailing rate of 8.18% for all imports of softwood lumber from Canada excluding companies and certain products from the Maritime provinces. These rates are preliminary, subject to review and comments, with expected final rates to be published in October of 2005 (unless the review is extended). The final rates will also be subject to appeals as discussed below.

      We were recently notified that we were not entitled to use the reduced "all others rate" of 3.78% on the basis that we had not filed a changed circumstances review request with the USDOC to confirm that we are the successor in interest to our Predecessor. We have since filed an application for an expedited changed circumstances review and while we believe the outcome will be favourable, we can provide no assurance as to its outcome. In the interim we will post anti-dumping deposits at the recently revised higher rate of 11.54%. As we had been posting deposits at our Predecessors' "all others rate" of 3.78% we may be required to post additional deposits amounting to $2.8 million covering the period from December 20, 2004 to April 26, 2005. We have received a preliminary ruling on our application accepting our position. A final ruling is expected in August 2005 provided there are no objections to the preliminary ruling by any of the parties involved.

      We expensed $21.1 million in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004 ($24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). We together with our Predecessor have paid US$73.3 million in cash deposits since May 22, 2002 to December 31, 2004.

      We and other Canadian forest product companies, the Federal Government and Canadian provincial governments (collectively "Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and anti-dumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, NAFTA panels and the WTO.

      NAFTA and WTO panels have issued several rulings with respect to the countervailing and anti-dumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, we have not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

      A NAFTA panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA panel requested that the USITC reverse its ruling on "threat of injury" and the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") panel. If the ECC panel upholds this finding by the NAFTA panel, we would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

      The final amount of countervailing and anti-dumping duties that may be assessed on our Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, the outcome of proceedings before NAFTA or WTO panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete, including appeals.

HUMAN RESOURCES

      As of December 31, 2004, we had 2,027 employees (of which 1,682 are hourly paid workers). The majority of our hourly paid workers in our solid wood segment are represented by the IWA Council of the United Steel Workers Union. We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province in their negotiations with the IWA Council. In May 2004, a new collective agreement was implemented. The agreement expires on June 14, 2007.

      Our hourly workers in the pulp segment are represented by the PPWC. In April 2003, a five year collective agreement with the PPWC was implemented. The agreement expires on April 30, 2008.

      In our logging operations approximately 50% of the harvesting operations is performed by contractors. The majority of the contractors have replaceable contracts under the Timber Harvesting Contract and Subcontract Regulation (British Columbia).

C. ORGANIZATIONAL STRUCTURE

      As noted above, on July 27, 2004, our Predecessor implemented its Plan and emerged from protection under the CCAA. We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the Solid Wood Assets and Pulp Assets of our Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004, after the implementation of the Plan.

      The following chart sets out our significant subsidiaries and their primary activities. All of our subsidiaries are wholly-owned and were incorporated or continued under, and are all governed by, the CBCA.

                                 WESTERN FOREST
                                  PRODUCTS INC.


             WESTERN                  WFP                   WFP LUMBER
               PULP                 WESTERN                   SALES
             LIMITED              LUMBER LTD.                LIMITED
          (Squamish pulp      (holds certain timber      (lumber sales)
            operations)           tenures and
                                    sawmills)


D. PROPERTY, PLANTS AND EQUIPMENT

SOLID WOOD FACILITIES

      We own six sawmills, a log merchandiser and a value-added lumber remanufacturing plant. Five of the six sawmills use some computer controlled equipment to optimize the lumber recovery at the mill. Our high quality timber supply and the particular design of our sawmills enable us to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small.

      Five of our sawmills are located on Vancouver Island. Our Duke Point and Nanaimo sawmills are both located in Nanaimo. Our Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. Our other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. All of our sawmills can handle mixed species. All of our sawmills on Vancouver Island have adjacent water lots which are leased from the Province and have barge loading facilities to handle water-borne shipments of sawmill products.

      The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land we own. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares that we own and 2.4 hectares leased from the Nanaimo Port Authority.

      The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules. The Saltair sawmill has three natural gas powered kilns that have been refurbished and are estimated to be capable of drying 70-100 million board feet of dimensional lumber per year.

      The Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. The sawmill is located on land which fronts the Fraser River and is owned by us. The mill has barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate the mill are leased from the North Fraser Port Authority.

      The current annual lumber production capacity and actual lumber production for each of our sawmills for each of the last three years are set out in the following table:

                                                  Lumber Production (MMfbm)
                               --------------------------------------------------------------
                                  Period from       Period from
                Capacity(1)       July 28 to        January 1 to     Years Ended December 31
                  (MMfbm)      December 31, 2004   July 27, 2004      2003             2002(2)
                               --------------------------------------------------------------
Sawmills                            Company         Predecessor     Predecessor   Predecessor
------------    -----------    -----------------   -------------    -----------   -----------
Cowichan Bay        215                 56               79             122            122
Duke Point          225                 52               63              86             89
Ladysmith           170                 29               57              90             46
Nanaimo             200                 60               75             128            122
Saltair             170                 50               73             120            111
Silvertree          160                 42               42              69             39
                  -----                ---              ---             ---            ---
                  1,140                289              389             615            529
                  =====                ===              ===             ===            ===

(1) As at December 31, 2004 based on three shifts and 250 operating days. Normally operating two shifts.

(2) In 2002, an additional 33 million board feet were produced at the Chemanius and old Silvertree sawmills prior to their ceasing operations.

      Our log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to our sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

      Our value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of mouldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by us. It is comprised of 10 kilns, which are utilized to dry lumber produced at our sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2003 processed 38 million board feet of lumber.

      See "Item 4. Information on the Company - B. Business Overview - Environment" for a discussion of environmental matters.

      Each of our sawmills, our log merchandiser and value-added lumber are subject to a first priority charge under the Secured Bond Indenture. See "Item
10. Additional Information - B. Articles and Bylaws - Secured Bonds - Working Capital Facility" for a discussion of encumbrances on our assets.

PULP MILL

      We own and operate a NBSK pulp mill on the mainland of British Columbia near Squamish. The Squamish mill is located on the coast with easy access to water transportation. Electrical power consumption of approximately 23 mega watts annually is provided approximately two-thirds from the BC Hydro grid and one-third from our own hydro and thermal units. Fibre for the Squamish pulp mill comes from wood chips mostly produced by our sawmills and log merchandiser.

      The Squamish NBSK pulp mill is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill is situated on land we own. The water lot necessary to operate the mill is leased from the Province.

      NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

      The Squamish pulp mill received its official ISO 9001 registration in May 1993 and ISO 14001 registration in May, 1999.

      The actual pulp production for the Squamish pulp for each of the last three years are set out in the following table:

                                      Period from         Period from        Years Ended December 31
                                       July 28 to         January 1 to     ---------------------------
                                   December 31, 2004     July 27, 2004       2003             2002
                       Capacity    -------------------------------------------------------------------
                         ADMT           Company           Predecessor      Predecessor     Predecessor
                       -------------------------------------------------------------------------------
Pulp Production
(thousands of ADMT)     275(1)            119                 147             253              204

(1) Annual production capacity as at December 31, 2004 based on three shifts per day and 340 days per year.

      See "Item 4. - Information on the Company - B. Business Overview - Environment" for a discussion of environmental matters.

      Our pulp mill is subject to a first priority charge under the Secured Bond Indenture. See "Item 10. Additional Information - B. Articles and Bylaws - Secured Bonds - Working Capital Facility" for a discussion of encumbrances on our assets.

      ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis reports and comments on the financial condition and results of our operations on a consolidated basis, for the period commencing July 28, 2004 and ending December 31, 2004 to help security holders and other readers understand our Company and the key factors underlying our financial results.

      The discussion below is based upon, and the financial statements have been prepared in accordance with, Canadian GAAP and presented in Canadian dollars. For a description of the differences between Canadian GAAP and U.S. GAAP, see note 13 to the consolidated financial statements for the period commencing July 28, 2004 and ending December 31, 2004 and note 17 of our Predecessor's consolidated financial statements for the period commencing January 1, 2004 and ending July 27, 2004 and for the years ended December 31, 2003 and 2002, included in this report under "Item 17. Financial Statements".

      In addition to discussing and analyzing the financial condition and results of operations, the following discussion and analysis compares our results for the period from July 28, 2004 to December 31, 2004 combined with our Predecessor's results from January 1, 2004 to July 27, 2004 (pro forma) with the years ended December 31, 2003 and 2002 of our Predecessor. Our consolidated financial and other information may not be comparable with the consolidated financial information and other information issued by our Predecessor due to the differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 to our consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from that applied by our Predecessor. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

      We have prepared the financial information contained in the following discussion and analysis in accordance with Canadian GAAP. Reference is also made to Operating EBITDA. Operating EBITDA is defined as operating earnings (loss) plus amortization of property, plant and equipment plus write-down of property, plant and equipment and operating restructuring costs. Our management uses Operating EBITDA as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Management considers Operating EBITDA to be a meaningful supplement to operating income as a performance measure primarily because depreciation expense and non-recurring capital asset impairment charges are not an actual cash cost, and depreciation expense varies widely from company to company in a manner that management considers largely independent of the underlying cost efficiency of their operating facilities. In addition, we believe Operating EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

      Operating EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, Operating EBITDA does not reflect the impact of a number of items that affect our net income (loss). The table below under "Item
5. Operating and Financial Review and Prospects - A. Operating Results - Results of Operations - 2004 versus 2003 - Comparison to the Results of Prior Periods of our Predecessor" provides a reconciliation of net earning (loss) attributable to common shares for the periods indicated. Operating EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate Operating EBITDA in the same manner, Operating EBITDA as calculated by us may differ from Operating EBITDA as calculated by other companies.

A. OPERATING RESULTS

      As discussed above, the Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the US, Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

      Demand for the Company's lumber products is significantly driven by the level of US housing starts, and indirectly is a function of the health of the US economy and mortgage borrowing rates. The supply of lumber to the US is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, since May 2002, the countervailing and anti-dumping duties imposed by the US upon Canadian producers of softwood lumber exports to the US. The Company, as a result, is unable to maintain significant lumber shipments to the US without incurring significant costs. We also market our lumber products to the Japanese market. As a result, the condition of the Japanese economy has a significant impact on the demand for our lumber products.

      The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for NBSK pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply.

RESULTS OF OPERATIONS - JULY 28, 2004 TO DECEMBER 31, 2004

SELECTED FINANCIAL INFORMATION                                            2004
                                                      ----------------------------------------------
                                                         5 mths          4th Qtr          3rd Qtr
(millions of Canadian dollars-except per unit sales   (July 28 to       (Oct 1 to       (July 28 to
prices and per share amounts)                           Dec 31)          Dec 31)          Sept 30)
                                                      ------------     ------------     ------------
Average Exchange Rate - Cdn$ to purchase one US$      $     1.2622     $     1.2219     $     1.3227

Sales volumes
     Lumber - millions of board feet                           293              158              135
     Logs - thousands of cubic metres                          527              236              291
     Pulp - thousands of ADMT                                  126               74               52
Sales prices
     Lumber - per thousand board feet                 $        593     $        557     $        634
     Logs - per cubic metre                           $        113     $        118     $        109
     Pulp - per ADMT                                  $        639     $        601     $        694

Net sales
     Lumber                                           $      173.3     $       87.8     $       85.5
     Logs                                                     59.5             27.7             31.8
     By-products                                              10.9              5.7              5.2
                                                      ------------     ------------     ------------
     Solid wood segment                                      243.7            121.2            122.5
     Pulp segment                                             80.4             44.6             35.8
                                                      ------------     ------------     ------------
                                                             324.1            165.8            158.3

Costs and expenses                                           322.1            181.6            140.5
                                                      ------------     ------------     ------------
Operating earnings (loss) before amortization
(Operating EBITDA)                                             2.0            (15.8)            17.8

Amortization of property, plant and equipment                 14.2              8.7              5.5
Operating earnings (loss)                                    (12.2)           (24.5)            12.3
                                                      ------------     ------------     ------------

Other income and expense
     Interest                                                (19.8)           (11.2)            (8.6)
     Exchange gains and (losses) on long-term debt            27.4             12.6             14.8
     Other income (expense)                                   (0.1)               -             (0.1)
                                                      ------------     ------------     ------------

Earnings (loss) before income taxes                           (4.7)           (23.1)            18.4
Income tax (expense) recovery                                 (0.8)             3.5             (4.3)
                                                      ------------     ------------     ------------
Net earnings  (loss)                                  $       (5.5)    $      (19.6)    $       14.1
                                                      ============     ============     ============

Basic earnings (loss) per share                       $      (0.21)    $      (0.76)    $       0.55
Diluted earnings (loss) per share                     $      (0.21)    $      (0.76)    $       0.55

Shares outstanding (000's)                                  25,636           25,636           25,636

Use of cash in operating activities                   $      (25.1)    $      (22.8)    $       (2.3)
Total assets(4)                                       $      696.4     $      696.4     $      730.9
Total long-term debt                                  $      253.5     $      253.5     $      265.4

Notes:

1. For ease of reference, we use the term "third quarter" to mean the period from July 28, 2004 to September 30, 2004 and the term "fourth quarter" to mean the period from October 1, 2004 to December 31, 2004.

2. The financial information presented has been prepared in accordance with Canadian GAAP, with the exception of references to Operating EBITDA, as discussed above.

3. Secured debt of US$210.9 million at December 31, 2004 (US$210.04 million at September 30, 2004) represents the US$210 million proceeds (from the issuance of Secured Bonds with an aggregate principal value of US$221 million) plus accretion of the discount on the issuance of the Secured Bonds, translated at an exchange rate of 1.2020 at December 31, 2004 (1.2616 at September 30, 2004).

4. Total assets as at September 30, 2004 restated for final July 28, 2004 "fresh start" entries (see note 1(b) to our audited consolidated financial statements).

SEGMENTED INFORMATION                                           2004
                                                -----------------------------------------
                                                  5 mths        4th Qtr        3rd Qtr
                                                (July 28 to     (Oct 1 to     (July 28 to
(millions of Canadian dollars)                    Dec 31)        Dec 31)        Sept 30)
                                                -----------     ---------     -----------
OPERATING EBITDA
Solid wood segment                              $       9.4     $   (10.3)    $      19.7
Pulp segment                                           (1.3)         (1.8)            0.5
General corporate                                      (6.1)         (3.7)           (2.4)
                                                -----------     ---------     -----------
                                                $       2.0     $   (15.8)    $      17.8
                                                ===========     =========     ===========

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
Solid wood segment                              $      13.1     $     8.3     $       4.8
Pulp segment                                            1.1           0.4             0.7
                                                -----------     ---------     -----------
                                                $      14.2     $     8.7     $       5.5
                                                ===========     =========     ===========
OPERATING EARNINGS (LOSS)
Solid wood segment                              $      (3.8)    $   (18.7)    $      14.9
Pulp segment                                           (2.3)         (2.1)           (0.2)
General corporate                                      (6.1)         (3.7)           (2.4)
                                                -----------     ---------     -----------
                                                $     (12.2)    $   (24.5)    $      12.3
                                                ===========     =========     ===========

Overview of the Period from July 28, 2004 to December 31, 2004

      Overall, markets in the fourth quarter of 2004 were weaker for both lumber and pulp compared to the period from July 28, 2004 to September 30, 2004 and the Canadian dollar strengthened by 8% from an average of $1.3227 in the July 28 to September 30, 2004 period to an average of $1.2219 in the fourth quarter. As a result, operating earnings before amortization, or Operating EBITDA, went from $17.8 million in the period July 28, 2004 to September 30, 2004 to negative $15.8 million in the fourth quarter and in total was $2.0 million for the period July 28, 2004 to December 31, 2004. In addition, net earnings of $14.1 million for the period July 28, 2004 to September 30, 2004 became a loss of $19.6 million in the fourth quarter of 2004. We took action in an attempt to mitigate the impact of the weaker markets on cash flow and prevent increases in log and lumber inventory by curtailing production at our logging operations and sawmills earlier than the normal planned shutdowns in the fourth quarter.

      Sales for the period July 28, 2004 to December 31, 2004 totalled $324.1 million, of which $158.3 million related to the third quarter and $165.8 million to the fourth quarter. The increase in sales reflects three months in the fourth quarter compared to just over two months in the third quarter although the increase due to this is not as high as might be expected as typically a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas by ocean vessels and the sales for the third quarter benefited from the inclusion of the last 3 days of July. Fourth quarter sales were also negatively impacted by a stronger Canadian dollar and lower sales prices for lumber and pulp. Total sales for the period July 28, 2004 to December 31, 2004 comprised $243.7 million for the solid wood segment (75% of the total) and $80.4 million for the pulp segment (25% of the total).

      Lumber sales for the period July 28, 2004 to December 31, 2004 totalled $173.3 million and comprised $85.5 million in the July 28 to September 30, 2004 period and $87.8 million in the fourth quarter and were likewise impacted by the timing of shipments and the price and foreign exchange factors described for total sales above. Offsetting this to some degree was an 8% shift away from hemlock to more valuable cedar and fir production in the fourth quarter.

      Log sales for the period July 28, 2004 to December 31, 2004 totalled $59.5 million and comprised $31.8 million in the July 28, 2004 to September 30, 2004 period and $27.7 million in the fourth quarter. A lower volume of outside log sales in the fourth quarter (236 km3 versus 291 km3 in the period July 28 to September 30, 2004) resulted in large part from reduced pulp log sales to PASCI for consumption in the Port Alice pulp mill. This pulp mill was sold by our Predecessor to PASCI on May 11, 2004. PASCI ceased operation in October and has subsequently filed under the Bankruptcy and Insolvency Act (Canada). As a result, pulp log sales to PASCI declined from 116 km3 in the period July 28 to September 30, 2004 to 34 km3 in the fourth quarter. Sales of pulp logs to PASCI subsequent to May 11, 2004, all made on a cash-basis by our Predecessor and ourselves, have been recorded as external sales made to a third party. Prior to the pulp mill sale, our Predecessor recorded the log flow as an internal transfer.

      Pulp sales for the period July 28, 2004 to December 31, 2004 totalled $80.4 million and comprised $35.8 million in the July 28, 2004 to September 30, 2004 period and $44.6 million in the fourth quarter and were also impacted by the timing of shipments and the price and foreign exchange factors described for total sales above.

      Costs and expenses for the period from July 28, 2004 to December 31, 2004 totalled $322.1 million and comprised $140.5 million in the July 28, 2004 to September 30, 2004 period and $181.6 million in the fourth quarter. The increase in costs and expenses reflects three months in the fourth quarter compared to just over two months in the third quarter. However, as noted previously since a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas, the sales and therefore costs and expenses for the third quarter were higher as a result of this inclusion. In addition, in accordance with our new accounting policy for valuing log inventories, costs and expenses include an additional $6.5 million write-down for the fourth quarter and $6.8 million write-down for the five-month period ending December 31, 2004 to recognize the weaker pulp log market and an increase in our inventories as at December 31, 2004. Costs and expenses also includes a further $3.6 million for the fourth quarter and $6.8 million for the five-month period ending December 31, 2004 to recognize the adoption of our new policy to expense spur roads.

      Amortization of property, plant and equipment for the period July 28, 2004 to December 31, 2004 was $14.2 million, comprising $5.5 million in the July 28 to September 30, 2004 period and $8.7 million in the fourth quarter.

      Operating earnings (loss) for the period July 28, 2004 to December 31, 2004 was $(12.2) million, comprising $12.3 million in the July 28, 2004 to September 30, 2004 period and $(24.5) million in the fourth quarter.

      Interest expense of $19.8 million includes $17.0 million in interest on the long-term debt. The debt is denominated in US dollars at a 15% interest rate. The amount of interest in each period will fluctuate with changes in the exchange rate. Interest on the long-term debt for the period of July 28 to December 31, 2004 in the amount of $17.0 million was paid on December 31, 2004. Interest expense also includes $1.1 million in accretion on the long-term debt and $1.7 million in interest on the line of credit.

      The $27.4 million gain on the debt translation is a non-cash gain that affects earnings as the debt is marked to the current exchange rate. $14.8 million of the gain relates to the period July 28, 2004 to September 30, 2004 and $12.6 million relates to the fourth quarter reflecting the continuing strengthening of the Canadian dollar from US$1.3325 at July 27, 2004 to US$1.2616 at September 30, 2004 and US$1.2020 at December 31, 2004.

      The provision for income taxes represents large corporations tax. We have not recorded the tax benefit for the loss incurred during the period as we have not met the requirements for recognition under Canadian GAAP.

      As a result of the above factors, the net loss was $5.5 million and loss per share was $0.21 for the period from July 28, 2004 to December 31, 2004.

Outlook

      THE FOLLOWING CONTAINS FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE SET FORTH IN "ITEM 3. KEY INFORMATION - D. RISK FACTORS" WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SEE CAUTIONARY STATEMENTS UNDER "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - G. SAFE HARBOUR".

      Lumber prices in the US have been stronger to the date of this report as compared to late 2004 driven by continuing high US housing starts as well as supply problems early in the year caused by very wet weather and rail car shortages in western Canada. Prices have fallen off from the beginning of the year and are currently quite volatile due to demand/supply imbalances. The US dollar has also been recovering somewhat against the Canadian dollar over the past few months. Although the number of new building permits issued in the US remains high we are anticipating a softening in the market as we move into the second half of the year if higher interest rates materialized as expected. The Japanese market had a slow start to 2005 but we are expecting it to begin to recover towards the middle of the year.

      We anticipate increased availability of rail cars following the move of our rail loading activity to a third party provider, and an increase in the amount of dry lumber produced. The three kilns at our Saltair mill with a drying capacity for dimension lumber of between 70-100 million board feet have been brought back into service.

      With respect to pulp markets, we have seen short term pricing weakness for softwood kraft pulp due to production and consumption imbalances in the market place. Producer inventories have risen as buyers de-stocked in the face of stalled prices. For the market as a whole, the ratio of demand to capacity for 2005 is the highest it has been for many years. As a result, we expect to see prices for softwood pulp firm in the latter half of 2005 as industry maintenance curtailment takes effect and softwood demand improves.

      We continue to pursue our strategy of managing our cash resources, improving our operations and growing the business. In response to lower than forecast sales and to reduce the amount of cash tied up in log and lumber inventories we will be taking down-time at both our logging and sawmilling operations over the summer. Taking this down-time should enable us to reduce our log and lumber inventories by approximately $40 - $50 million and generate cash.

      The operating performance of each of our assets, including our private timber lands, will be reviewed during the balance of 2005. To some extent the divisions had previously operated as autonomous business units. We believe synergies may exist in considering the business on a more holistic basis. Such a review will also consider the extent to which the current business can be grown internally. We expect to dispose of assets that do not form part of our core business.

      Longer-term we believe that consolidation of the British Columbia coastal forest industry will enhance the ability of coastal producers to compete in world markets. We will consider suitable opportunities to be involved in this consolidation as well as looking at other growth possibilities.

RESULTS OF OPERATIONS - 2004 VERSUS 2003 - COMPARISON TO THE RESULTS OF PRIOR PERIODS OF OUR PREDECESSOR

      To assist shareholders and other readers understand our business, the following table compares the pro forma results of operations of the Company and its Predecessor for the year ended December 31, 2004 (results of our Predecessor for the period January 1, 2004 to July 27, 2004 are added to the Company's results for the period from July 28, 2004 to December 31, 2004 with no adjustment) with the results of the Predecessor for the years ended December 31, 2003 and 2002.

                                                                   Year Ended December 31
                                                          ----------------------------------------
(millions of Canadian dollars-except per unit sales
prices)                                                      2004            2003           2002
                                                          ----------     -----------    -----------
                                                          Pro forma      Predecessor    Predecessor
                                                                         Restated(1)    Restated(1)
                                                          ----------     -----------    -----------
Average Exchange Rate - Cdn$ to purchase one US$             $1.3041         $1.4132        $1.5700

Sales
     Lumber                                                  $ 409.9         $ 328.7        $ 370.2
     CVD prior year refund                                         -               -           12.3
     Logs                                                      140.5           106.5          123.3
     By-products                                                25.5            22.0           19.6
     Other                                                       0.3               -              -
                                                             -------         -------        -------
     Solid wood segment                                        576.2           457.2          525.4
     Pulp segment                                              181.6           163.9          130.3
                                                             -------         -------        -------
                                                             $ 757.8         $ 621.1        $ 655.7
                                                             =======         =======        =======
Sales Volumes
     Lumber  (MMfbm)                                             669             596            591
     Logs  (km3)                                               1,194             721            782
     Pulp - NBSK  (thousand ADMT)                                261             259            205

Production Volumes
     Lumber  (MMfbm)                                             677             615            562
     Logs  (km3)                                               3,923           2,616          3,032
     Pulp - NBSK  (thousand ADMT)                                266             253            204

Average Prices
     Lumber  ($/mfbm)                                        $   613         $   552        $   627
     Logs  ($/m3)                                            $   118         $   148        $   158
     Pulp - NBSK  ($/ADMT)                                   $   696         $   633        $   635

Operating EBITDA
     Solid wood segment                                      $  75.0         $  12.7        $  78.4
     Pulp segment                                                0.3           (17.7)          (5.4)
     General corporate                                         (10.9)           (6.6)          (7.2)
                                                             -------         -------        -------
                                                             $  64.4         $ (11.6)       $  65.8
                                                             =======         =======        =======

Amortization
     Solid wood segment                                      $  40.9         $  36.4        $  38.3
     Pulp segment                                                6.4             9.6            8.1
                                                             -------         -------        -------
                                                             $  47.3         $  46.0        $  46.4
                                                             =======         =======        =======

Write Down of Assets and Operating Restructuring Costs       $     -         $   8.0        $   8.8
                                                             =======         =======        =======

Segmented Operating Earnings (Loss)
     Solid wood segment                                      $  34.1         $ (31.6)       $  31.3
     Pulp segment                                               (6.1)          (27.3)         (13.5)
                                                             -------         -------        -------
                                                             $  28.0         $ (58.9)       $  17.8
                                                             =======         =======        =======

Interest expense                                             $ (91.2)        $(100.8)       $(108.0)
Foreign exchange gain                                        $   3.2         $ 189.2        $  10.2
Other income (expense)                                       $  (6.0)        $   2.2        $   4.3
Financial restructuring costs                                $ (11.4)        $  (7.8)       $  (7.3)
Income taxes expense                                         $  (0.9)        $  (1.0)       $  (0.8)
Net earnings (loss) from continuing operations               $ (89.1)        $  16.1        $ (90.9)
Net loss from discontinued operations                        $ (12.4)        $ (19.9)       $ (73.2)
Net loss attributable to common shareholders                 $(104.3)        $  (8.6)       $(168.6)

Note:

1. The figures have been restated to exclude the results of Port Alice pulp mill and to include Port Alice pulp mill as discontinued operations of the Predecessor.

Reconciliation of Operating EBITDA to net loss attributable to common shares:

                                                                              Year Ended December 31
                                                                  ---------------------------------------------
                                                                     2004             2003              2002
                                                                  ---------        -----------      -----------
                                                                  Pro forma        Predecessor      Predecessor
                                                                                   Restated(1)      Restated(1)
                                                                  ---------        -----------      -----------
Operating EBITDA                                                  $    64.4        $     (11.6)      $     65.8

Amortization of property, plant and equipment                         (47.3)             (46.0)           (46.4)
Write-down of property, plant and equipment and operating
restructuring costs                                                      -                (8.0)            (8.8)
                                                                  ---------        -----------       ----------
Operating earnings (loss)                                              17.1              (65.6)            10.6
Interest expense                                                      (91.2)            (100.8)          (108.0)
Foreign exchange gain                                                   3.2              189.2             10.2
Other income (expense)                                                 (6.0)               2.2              4.3
Financial restructuring costs                                         (11.4)              (7.8)            (7.3)
Income taxes                                                           (0.9)              (1.0)            (0.8)
Net loss from discontinued operations                                 (12.4)             (19.9)           (73.2)
Provision for dividends on preferred shares                            (2.8)              (4.8)            (4.5)
                                                                  ---------        -----------       ----------
Net loss attributable to common shareholders                      $  (104.3)       $      (8.6)      $   (168.6)
                                                                  =========        ===========       ==========

Note:

1. The figures have been restated to exclude the results of Port Alice pulp mill and to include Port Alice pulp mill as discontinued operations of the Predecessor.

      As described above, our results of operations are not necessarily indicative of the results that may be expected for the full fiscal period or for any other period and any comparisons of financial performance with our Predecessor should be reviewed with caution.

      Sales for 2004 increased by 22% to $757.8 million from $621.1 million in 2003. Increases were achieved across all active segments.

      Sales for solid wood increased 26% to $576.2 million in 2004 from $457.2 million in 2003. This increase reflects:

      - An 11% upturn in lumber market prices from an average price per mfbm of $552 in 2003 to $613 in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate that went from an average of US$1.4132 in 2003 to an average of US$1.3041 in 2004. Lumber sales volumes also increased by 12% to 669 MMfbm in 2004 from 596 MMfbm in 2003 reflecting strong markets and a new marketing program in the North Eastern United States.

      - Log sales in 2004 increased to $140.5 million from $106.5 million in 2003. Sales volume increased by 66% as a result of increased log production and the sale of pulp logs to PASCI in 2004. Log sales to PASCI in 2004 by our Predecessor and ourselves totalled 342 km3 at an average price of $55 per m3. Prior to the sale of the mill by our Predecessor to PASCI in May 2004, our Predecessor would have transferred these pulp logs internally and would not have recorded them as an external sale. The increase in the sales of lower value pulp logs to PASCI during 2004 also had the effect of pulling down the average log price realised in 2004 to $118 per m3 from $148 per m3 in 2003.

      Overall sales for the pulp segment increased to $181.6 million in 2004 from $163.9 million in 2003. The sales volume of kraft pulp was similar in the two years, however the sales price increased by $63 per ADMT.

      Operating EBITDA increased by $76.0 million from $(11.6) million in 2003 to $64.4 million in 2004. The primary factors for this increase were a $62.3 million increase in Operating EBITDA for the solid wood segment, due to increased lumber prices and increased log sales volumes plus an $18.0 million increase in Operating EBITDA for the pulp segment as a result of higher kraft pulp prices. The adoption of the accounting policies referenced above for the expensing of spur roads and the valuation of pulp log inventory reduces the proforma Operating EBITDA for 2004 by $17.2 million compared to what it would have been if these policies had not been adopted. The increase in general corporate costs of $4.3 million from 2003 to 2004 primarily represents reorganization expenses and legal and consulting costs with respect to evaluating corporate strategies.

      Interest expense on a proforma basis for 2004 of $91.2 million compares to $100.8 million in 2003 for our Predecessor. The decrease is attributable to the different capital structure of Western after July 28, 2004 compared to our Predecessor as a result of the implementation of the Plan.

      The proforma foreign exchange gain for 2004 of $3.2 million compares to $189.2 gain recorded by our Predecessor. The gain relates to both Western and our Predecessor's long-term debt denominated in US dollars. The larger gain in 2003 compared to the 2004 proforma is attributable to the larger change in the US dollar exchange rate from the end of 2002 to the end of 2003 compared to the movement in 2004 as well as our lower debt balance following the implementation of the Plan.

      Financial restructuring costs relates to costs incurred by our Predecessor with respect to establishing and implementing the Plan.

      Discontinued operations represents the net loss incurred by our Predecessor in operating the Port Alice pulp mill. The mill was sold by our Predecessor in May 2004.

      As a result of the above factors proforma net loss attributable to common shares was $104.3 million compared to a net loss of $8.6 million in 2003. The net loss attributable to common shares is after the provision of a dividend to the preferred shareholders of our Predecessor in the amount of $2.8 million for the 2004 proforma and $4.8 million in 2003.

      The proforma results for 2004 includes a gain of $513.2 million recorded by our Predecessor directly against the deficit with respect to the net liabilities of our Predecessor extinguished on the implementation of the Plan.

RESULTS OF OPERATIONS - 2003 VERSUS 2002 - COMPARISON OF THE RESULTS OF PREDECESSOR

      In 2003, the Predecessor's sales decreased by approximately 5% to $621.1 million from $655.7 million in 2002 as a result of a reduction in sales in the solid wood segment offset in part by an increase in sales in the pulp segment.

      Sales for the solid wood segment decreased by approximately 13% to $457.2 million in 2003 from $525.4 million in 2002, as a result of lower average sales realizations for lumber reflecting the stronger Canadian dollar in 2003, and lower outside log sales volume and prices.

      Sales for the pulp segment increased to $163.9 million in 2003 from $130.3 million in 2002, mostly as a result of higher sales volumes for kraft pulp. Although kraft prices, measured in US dollars, were also higher in 2003 than 2002, the stronger Canadian dollar resulted in marginally lower average sales prices in Canadian dollars.

      Cost of goods sold in 2003 increased to $528.9 million from $484.3 million in 2002 primarily as a result of increased pulp sales volume of 60,350 ADMT. In addition, the Squamish pulp mill took 15 days of downtime to carry out scheduled maintenance work in 2003 at a cost of approximately $12 million. No major maintenance shutdown had taken place in 2002 as market conditions had made it unnecessary.

      Softwood lumber duties increased to $36.1 million in 2003 from $22.3 million in 2002 reflecting the impact of duties for the full 2003 year compared to 2002 when duties commenced in May, and a $12.4 million refund in 2002 relating to the prior year.

      Amortization of property, plant and equipment decreased to $46.0 million in 2003 from $46.4 million in 2002. The decrease is attributable to the solid wood segment, in particular to lower amortization of logging roads, resulting from lower production levels in 2003, offset by higher amortization as a result of increased production at the Squamish pulp mill.

      The Predecessor's term debt of US $673 million at December 31, 2003 and 2002 was denominated in US dollars. The cash component of interest expense decreased to $96.4 million in 2003 from $102.7 million in 2002 as a result of the strengthening Canadian dollar. As a result of the CCAA Court order, interest payments were stayed after November 7, 2002, but continued to be accrued. Translating the term debt at current exchange rates resulted in an unrealized foreign exchange gain of $189.2 million in 2003 compared to $10.2 million in 2002. The year end exchange rates for the US dollar at December 31, 2003, 2002 and 2001 were 1.2965, 1.5776 and 1.5928.

      The write-down of property, plant and equipment relates to write-downs and severance payments to employees at our Predecessor's sawmills in both years.

      As previously noted, financial restructuring costs represents the costs incurred by our Predecessor in establishing and implementing the Plan and discontinued operations represents the net loss incurred by our Predecessor in operating the Port Alice pulp mill that was sold by them in May, 2004.

      Net earnings from continuing operations was $16.1 million or $0.27 per share in 2003 compared to a loss of $90.9 million or $2.25 per share in 2002. After the loss on discontinued operations and the provision for dividends on the preferred shares there was a net loss of $8.6 million or $0.20 per share in 2003 compared to a loss of $168.6 million or $3.97 per share in 2002.

B. LIQUIDITY AND CAPITAL RESOURCES

(millions of Canadian dollars)                                                          Year Ended December 31,
                                                                                      --------------------------
                                                Jul. 27 - Dec.    Jan. 1 - Jul. 27,
                                                   31, 2004            2004              2003           2002
                                                   Company           Predecessor      Predecessor    Predecessor
                                                                     Restated(1)      Restated(1)    Restated(1)
                                                --------------    ----------------    -----------    -----------
Cash generated from (used by):
    Cash from (used by) continuing operations   $        (25.0)   $            0.4    $      47.5    $     (19.5)
    Cash used by discontinued operations                     -                (2.3)         (30.7)          (8.5)
    Cash from (used by) operating activities             (25.0)               (1.9)          16.8          (28.0)
    Cash from financing activities                        28.4                19.3            8.6           19.4
    Cash used by investing activities                    (12.0)              (22.3)         (26.4)         (15.0)
                                                --------------    ----------------    -----------    -----------
Decrease in cash                                $         (8.6)   $           (4.9)   $      (1.0)         (23.7)
                                                ==============    ================    ===========    ===========

Note:

1. Restated to include Port Alice pulp mill as discontinued operations.

      Our principal sources of liquidity are cash on hand, the unused portion of our Working Capital Facility, cash flow generated from operations and working capital.

      At December 31, 2004 we had a cash balance of $8.0 million plus available credit of $12.8 million under our Working Capital Facility to meet our operational requirements. By March 31, 2005, these amounts had increased to $12.0 million and $29.8 million respectively. On March 24, 2005, we established a working capital reserve account as defined in the Secured Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At March 31, 2005, proceeds from asset sales amounted to $21.3 million and now form the balance in the working capital reserve account and are shown on the balance sheet as restricted cash. A further $11.7 million was credited to the account following the sale of one of our former mill sites subsequent to the quarter end increasing the balance in the account to $33.0 million.

      Cash consumed in operations for the period from July 28, 2004 to December 31, 2004 was $25.0 million, of which $22.8 million arose in the fourth quarter primarily as a result of the payment of the bond interest of $17.0 million made on December 31, 2004. Interest was paid in full as we elected not to defer payment of 50% of the interest payable as permitted under the terms of the bond indenture. Working capital increased in the five month period and used $5.8 million of cash primarily as a result of the reduction in accounts payable and accruals due to the lower levels of logging activities at the end of the year. As discussed earlier, we curtailed logging production and shutdown the sawmills for a longer period than the normal year end shutdowns as a measured response to the weak lumber markets to conserve cash flow. Capital expenditures totalled $11.6 million, with the major portion, $6.3 million, being spent on the construction of logging roads with the balance spent as to $2.6 million on equipment for the sawmills and $2.7 million on logging equipment. Overall, we do not expect significant changes in the capital expenditure requirements of the business for 2005 compared to the five months to December 31, 2004.

      Our revolving Working Capital Facility was drawn down in the five month period by $28.4 million to a balance of $78.1 million as at December 31, 2004 to finance these outlays.

      Long-term debt consists of secured debt denominated in US dollars. On translation into Canadian dollars, it declined from $279.8 million at July 28, 2004 to $253.5 million at December 31, 2004 as a result of the strengthening Canadian dollar ($27.4 million) offset in part by the accretion ($1.1 million) for the discount on its issuance.

Outlook

      THE FOLLOWING CONTAINS FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE SET FORTH IN "ITEM 3. KEY INFORMATION - D. RISK FACTORS" WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SEE CAUTIONARY STATEMENTS UNDER "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - G. SAFE HARBOUR".

      At the current market prices for our products and our current cost structure, we are not currently generating sufficient cash from operations to enable us to service both our long-term debt obligations and to take the actions we deem necessary to reduce costs, improve productivity and expand the markets for our products. As discussed above, we consumed $37 million in cash from operating and investing activities during the period from July 28, 2004 to December 31, 2004 which included the $17 million bond interest payment. These activities were primarily funded by our Working Capital Facility. For the quarter ended March 31, 2005 we generated cash flow of $15.2 million from operations including $12.0 million from working capital reductions and spent $2.5 million of cash on capital expenditures. Excluding the working capital movements we generated cash of $0.8 million in the first quarter of 2005.

      At March 31, 2005 we had a cash balance of $12.0 million, availability under the Working Capital Facility of $29.8 million and the working capital reserve account available of $33.0 million (including the proceeds of the sale of the Silvertree mill site received in April 2005) for a total of $74.8 million of available liquidity. Due to the highly cyclical nature of our business we believe we need available liquidity of approximately $50 million to enable us to have sufficient reserve for market downturns. We believe our working capital is sufficient to meet our short term requirements.

      Management's key focus for the remainder of 2005 is on the management of cash flow and improvement in the Company's financial position. We plan to achieve this through a review of the operating results for each of our assets including our private timberlands, the sale of non-core assets, the refinancing of our long-term bonds with lower interest debt, the rigorous review of capital projects and working capital management.

      We have elected to defer payment of 50% of the interest due on June 30, 2005 as permitted under the terms of the Secured Bond Indenture. This action was taken as a precautionary measure to maintain the Company's liquidity. There are a number of individually significant cash outlays that occur during the June, July and August, 2005 time period for items such as the bond interest payment, property taxes, vacation pay and the Squamish pulp mill annual maintenance program, that, when combined, would deplete our liquidity. The unpaid interest amounting to approximately $10.3 million carries interest at 15% and can be repaid at anytime during the Secured Bonds' life, and in any event no later than July 28, 2009.

      The availability of cash under our Working Capital Facility is based on the level of eligible trade receivables and product inventory. The maximum amount of the facility is $100 million but may be less if the eligible trade receivables and product inventory calculations do not support it. As noted earlier, we will be taking downtime at both our logging and sawmilling operations over the summer of 2005 with the objective to reduce the amount of cash tied up in log and lumber inventories by $40-$50 million. These actions will likely reduce the total amount that the Company can have outstanding under this facility to less than $100 million. However, as the cash generated from the reductions in inventory levels will be applied to reduce the amount drawn under the Working Capital Facility the net availability is expected to increase and interest expense will decrease accordingly.

      We are developing a strategic plan for the business and its capital structure. This plan will be designed to increase the cash flows generated by the business and may include the sale or closure of existing operations, non-capital and capital expenditure plans to reduce costs and improve productivity, marketing plans to increase both the value and extent of our sales, the reduction in borrowing costs and potential transactions with other coastal producers to grow the business. As discussed previously, we believe our debt burden is too high. The strategic plan will likely include consideration of ways to reduce the debt burden and may include a refinancing of existing debt, reducing the overall level of debt through the use of existing cash resources, proceeds from the sale of any non-core assets and a common share equity offering, or any combination thereof. Our ability to implement this plan will depend on us having sufficient financial resources. There can be no guarantee that we will be able to obtain the necessary financing and resources to undertake our plan.

      See "Item 10. Additional Information - B. Articles and Bylaws - Secured Bonds - Working Capital Facility" for a discussion of our Secured Bond Indenture and Working Capital Facility.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Silviculture and tree improvement research is conducted primarily by our employees at our Saanich Forestry Centre on Vancouver Island and at our Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964. It has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides us with the ability to select and breed trees with superior growth and form that should improve the quality and quantity of timber produced over time. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies our requirements for most species of seedlings. We, together with our Predecessor, spent approximately $641,000 on growth and yield studies, tree improvement and silviculture research in 2004.

      Our Squamish pulp mill has in-house laboratories and testing facilities for quality control and performance improvement. We also use the services and technical expertise of independent laboratories.

      Our logging and sawmilling operations also investigate new equipment and methods to improve operational efficiencies. We are a member of the Forest Engineering Research Institute of Canada which conducts research into forestry activities related to the harvesting and transportation of wood and the growing of trees.

D. TREND INFORMATION

COMPETITIVE POSITION AND CYCLICAL NATURE OF BUSINESS

      We compete at both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than we have. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and international. Changes in the level of competition, industry capacity and the global economy have a significant impact on our selling prices and overall profitability. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to our competitors.

PRODUCT PRICING

      The pricing for our products is subject to significant changes in both the short and long term as discussed above.

      On an annualized basis we estimate that (i) a change of $50 per thousand board feet of lumber would impact operating earnings, net earnings and per share earnings by approximately $35 million, $23 million and $0.88 per share respectively, and (ii) a change of $50 per air dried metric tonne ("ADMT") of pulp would impact operating earnings, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

      Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for our products, our cost per unit of production increases, and our profitability decreases.

FOREIGN CURRENCIES

      Since a significant amount of our sales are conducted in international markets, our financial results are subject to foreign currency rate fluctuations. In particular, all of our pulp sales are made in U.S. dollars, as are our lumber sales to the U.S. As a result, a significant amount of our sales revenue is denominated in U.S. dollars, while a large proportion of our costs (other than interest expense on our Secured Bonds) are in Canadian dollars.

      On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per US$1.00 would impact operating earnings, net earnings and per share earnings by approximately $4.1 million, $2.7 million and $0.10 per share respectively.

      All of our long term debt of US$210.9 million at December 31, 2004, is denominated in $US. The exchange rate at December 31, 2004, was $1.2020. A 1% change in the US dollar has an effect of $2.5 million on our Secured Bonds and an effect of $0.3 million on our interest expense on our Secured Bonds when translated into Canadian dollars.

      As at December 31, 2004, we did not have any forward foreign currency contracts outstanding.

      Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Recoverability of Property, Plant and Equipment and other Long-term Assets

      We assess the recoverability of our property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by our manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Reforestation Liabilities

      We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

Valuation of Inventory

      We value our inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

Softwood Lumber Duties

      Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US customs in order to ship softwood lumber products into the US. We have expensed softwood lumber duties based on the deposit amounts paid to US customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of the USDOC administrative reviews, various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. Any difference between the deposit rate paid either by us or our Predecessor and the rate established on administrative review will be refunded to or paid by us, plus interest on the final settlement after all appeals. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

Valuation of Accounts Receivable

      We record an allowance for doubtful collection of accounts receivable based on our best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and a review of current economic conditions and specific customer issues. We have significant exposure to individual customers with the largest customer representing approximately 11% of sales for the period from July 28, 2004 to December 31, 2004. However, all of our sales are either made on a cash basis, without credit terms, or are insured or backed by letters of credit for 90% of their sales value with the Export Development Corporation. Although we and our Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although our sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

Pension and Other Post Retirement Benefits

      We have defined benefit pension plans and post-retirement medical and health benefit plans for our officers and employees. We retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

Environment

      We disclose environmental obligations when known and accrue the cost associated with the obligations when they are known and the costs can be reasonably estimated. We own a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed a detailed environmental review cannot be completed. Until these reviews are performed, a reasonable cost estimate of the obligations, if any, cannot be determined.

CHANGES IN ACCOUNTING POLICIES

      We have adopted the following accounting policies effective July 28, 2004, which policies differ from those applied by our Predecessor.

      Our accounting policy for logging roads expenses the cost of spur roads in the period the work is incurred. For intermediate and mainline roads, our practice is to capitalize the road cost. Intermediate roads are then amortized over the estimated timber volume that the road services whereas mainline roads are amortized on a straight line basis over a maximum of 20 years. This policy broadly reflects industry practice. Our Predecessor's past practice was to capitalize all roads and amortize them over the estimated timber volume. The new policy will reduce the amount of road spending that is capitalized compared to what it would otherwise have been. Although the overall impact on total expenses over time should not be significant, for financial statement presentation purposes it will effectively result in the transfer of expenses from amortization expense to operations expense and thus a reduction in Operating EBITDA.

      As of July 28, 2004, our accounting policy is to value inventory at the lower of cost and net realizable value as follows:

      - for lumber, we compare the average cost of the inventory to the estimated net realizable value for each species of lumber (hemlock, fir and cedar) separately;

      - for logs, we compare the average cost of the inventory to the estimated net realizable value for saw logs and pulp logs, separately; and

      - for NBSK pulp, we compare the average cost of the inventory to the estimated net realizable value for total pulp inventory.

      We believe that this policy results in a preferable approach to the valuation of inventory in that unrealized losses on lower value lumber and pulp log inventory are recognized immediately whereas the unrealized profits in higher value lumber and log inventories are recognized when sold.

      The practice of our Predecessor was to compare the average cost of inventory to the net realizable value for lumber, logs and NBSK pulp on a total basis for each.

      Our Predecessor's consolidated financial statements have not been adjusted for our newly adopted accounting policies.

RISKS AND UNCERTAINTIES

      See "Item 3. Key Information - D. Risk Factors" for risks and uncertainties that may have a material effect on the operations of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

      We do not have any financial instruments not recognized in our financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. We did not use any derivative financial instruments during the period from July 28, 2004 to December 31, 2004.

      We do not have any off-balance sheet arrangements as at December 31, 2004 or related party transactions during the period from July 28, 2004 to December 31, 2004.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

      The following table summarizes our contractual obligations at December 31, 2004 and our payments due for each of the next five years commencing December 31, 2005 and thereafter:

(millions of Canadian dollars)     Total       2005      2006       2007       2008       2009      Thereafter
                                  -------     ------     -----      -----      -----     -------    ----------
Long-term debt (1)                $ 265.6     $    -     $   -      $   -      $   -     $ 265.6    $        -
Operating leases                      9.3        3.6       2.7        1.7        1.0         0.3             -
Reforestation liability              13.9        7.1       2.9        1.4        1.6         0.3           0.6
                                  -------     ------     -----      -----      -----     -------    ----------
Total contractual obligations     $ 288.8     $ 10.7     $ 5.6      $ 3.1      $ 2.6     $ 266.2    $      0.6
                                  =======     ======     =====      =====      =====     =======    ==========

Note:

1. The amount shown for long-term debt represents the US$221 million Secured Bonds translated at the December 31, 2004 exchange rate of $1.2020. This amount is different to the Balance Sheet figure of $253.5 million due to the original issue discount of US$11 million which is being amortized over the 5 year term of the Secured Bonds.

G. SAFE HARBOUR

      This annual report contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels, our ability to execute our business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this report identifies important factors, including the risks set forth in "Item 3. Key Information - D. Risk Factors", that could cause such differences. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

      ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      At each annual general meeting, the entire board of directors of Western retires and directors are elected for the next term. Each director serves until the close of the next annual general meeting or until his successor is elected or appointed unless his office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. Our officers serve at the discretion of the Board.

DIRECTORS

      The following sets forth the names, provinces of residence and principal occupations of the directors of Western as of the date hereof (the information concerning the respective directors has been furnished by each of them).

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE                     POSITION WITH WESTERN                               DIRECTOR SINCE
---------------------                    ---------------------                               --------------
JAMES ARTHURS(1)(2)(3) ..............    Director                                            July 27, 2004(5)
BC, Canada

LEE DONEY(2)(3) .....................    Director                                            July 27, 2004(5)
BC, Canada

PETER GORDON(1) (4) .................    Director                                            July 27, 2004(5)
ON, Canada

REYNOLD HERT ........................    President, Chief Executive Officer and Director      October 4, 2004
BC, Canada

JOHN LACEY(3)(4) ....................    Director                                            July 27, 2004(5)
ON, Canada

JOHN MACINTYRE(1)(3) ................    Director and Chairman of the Board                  July 27, 2004(5)
ON, Canada

JOHN B. NEWMAN(1)(3)(4) .............    Director                                            July 27, 2004(5)
ON, Canada

-----------------
(1)   Member of the Audit Committee.

(2)   Member of the Environmental, Health and Safety Committee.

(3)   Member of the Nominating and Corporate Governance Committee.

(4)   Member of the Management Resources and Compensation Committee.

(5)   Initially appointed in accordance with the Plan.

James Arthurs, Director

      Mr. Arthurs is and has been since 2004, the Senior Vice President, Sales & Marketing for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada's largest privately-held companies, from 2002 through 2004. From January 2002 to May 2002 he was the Sr. Vice-President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of CCAA proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001. Previous positions included Vice President, Residential and Industrial Operations for Trus Joist, A Weyerhaeuser Company; and General Manager, Building Materials Distribution for MacMillan Bloedel Limited. In addition, Mr. Arthurs spent 16 years with IBM in a wide range of sales and management positions. Mr. Arthurs holds a Bachelor of Science Degree in Computer Science from the University of Calgary.

Lee Doney, Director

      Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the Provincial Government and the Chair of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia Government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney's previous responsibilities include Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He has a Masters Degree in Economics from Queens University.

Peter Gordon, Director

      Mr. Gordon is currently Managing Partner, Restructuring of Brascan Corporation, where he is co-manager of the Tricap Restructuring Fund, a $415 million fund providing investment capital and management assistance to companies experiencing financial or operational difficulties. He joined Brascan in 1998 where he has been directly involved in its investment banking and merchant banking activities. Prior to 1998, he spent over fifteen years in the Canadian mining industry in the marketing, operating and finance areas with Westmin Resources Limited and Noranda Inc. Mr. Gordon is currently a director of Vicwest Corporation and Northgate Minerals Corporation. He holds an MBA in addition to an engineering degree.

Reynold Hert, President, Chief Executive Officer and Director

      Mr. Hert was appointed President, CEO and Director of Western on October 4, 2004. Prior to that he had spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Proctor & Gamble Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert has a Bachelor of Science Degree (Forestry) from the University of Toronto.

John Lacey, Director

      Mr. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group, operating funeral homes and cemeteries within North America and the U.K.), on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of the Loewen Group Inc., of which he was a director from December 1998 (The Loewen Group was the subject of proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001). From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications Inc. in Vancouver, British Columbia. Prior to that, Mr. Lacey served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. Mr. Lacey currently is a director of TELUS, Canadian Tire Corp., CIBC and Cancer Care Ontario and the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. In addition, Mr. Lacey is a member of the advisory board of Tricap.

John MacIntyre, Director and Chairman of the Board

      Mr. MacIntyre is, and has been since 2004, a partner in Birch Hill Private Equity (a successor to TD Capital's Private Equity Fund). From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chair, Global Head, Investment Banking, TD Securities. As Vice Chair, Investment Banking, he was responsible for global investment banking, corporate credit, trade finance and correspondent banking. Prior to joining TD Securities in 1987, Mr. MacIntyre was with Ernst & Young. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Maple Leaf Sports & Entertainment Ltd., Persona Communications Ltd. and Wellspring. He is on the advisory boards for TD Capital and Tricap. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen's University.

John B. Newman, Director

      Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million square foot 72 storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing, including Simmons Canada Inc., Multi-Fund Management Inc., Aviva Group Canada Ltd., Pilot Insurance Company and Utility Corporation. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman's resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.

SENIOR MANAGEMENT (OTHER THAN CEO)

The following sets forth the names, provinces of residence, offices held within Western of members of senior management (other than the CEO which is set forth above) of Western, as of the date hereof (the information concerning the respective members of senior management has been furnished by each of them).

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE                                               POSITION WITH WESTERN
---------------------                                              ----------------------
TREVOR BONIFACE.............................................       General Manager, Logging
BC, Canada

JOHN DALTON.................................................       General Manager, Log Supply
BC, Canada

DAN DYCK....................................................       General Manager, Sawmills
BC, Canada

DAVE INGRAM.................................................       General Manager, Pulp Operations
BC, Canada

PAUL IRELAND ...............................................       Chief Financial Officer and Corporate Secretary
BC, Canada

MORRIS MANDZIUK ............................................       Treasurer
BC, Canada

DEBBIE NUSSBAUM.............................................       Director, Human Resources
BC, Canada

CLEM TROMBLEY...............................................       General Manager, Lumber Sales
BC, Canada

Trevor Boniface, General Manager, Logging

      Mr. Boniface was named General Manager of Logging in January 2005 and prior to that was Regional Manager for the Nootka region since July 27, 2004. He was the Regional Manager for the Nootka region for Doman since 1998. Mr. Boniface started with Doman in 1977. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Boniface has a Bachelor of Science Degree in Forestry (Harvesting Option) and is also a Registered Professional Forester.

John Dalton, General Manager, Log Supply

      Mr. Dalton has been our General Manager of Log Supply since July 27, 2004. Prior to that he was General Manager of Log Supply with Doman since 1983. Mr. Dalton initially started with Doman in 1965. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Dalton holds a Bachelor of Science Degree (Forestry) with a Business Administration option.

Dan Dyck, General Manager, Sawmills

      Mr. Dyck has been our General Manager of Sawmills since July 27, 2004. Prior to that he was the General Manager of Sawmills for Doman since 2001 and prior to that he was the Manager of the Duke Point Sawmill. Mr. Dyck started with Doman in 1989. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

Dave Ingram, General Manager, Pulp Operations

      Mr. Ingram has been the General Manager of Pulp Operations since July 27, 2004. Prior to that he was the General Manager of 4018974 Canada Inc. (formerly Western Pulp Inc.) (a subsidiary of Doman). From June 1991 to September 2004, he held the positions of Production Manager, Assistant Mill Manager and Mill Manager at the subsidiary's Squamish Operation. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Ingram held various technical and production positions with MacMillan Bloedel at their Harmac division from 1972 to 1991. Mr. Ingram is a graduate of Lakehead University with a diploma in Chemical Engineering Technology.

Paul Ireland, Chief Financial Officer and Corporate Secretary

      Mr. Ireland was appointed as Chief Financial Officer of Western on January 24, 2005. From 2002 to 2004, he was the Vice-President, Finance of Diavik Diamond Mines Inc., a unit of Rio Tinto plc. From 1994 to 2000, Mr Ireland was the Vice-President, Finance & Chief Financial Officer of Campbell Resources Inc. From 1992 to 1994 Mr. Ireland was the Manager of Special Projects and Internal Audit for Polaris Realty (Canada) Limited. Mr. Ireland started his career with Ernst & Whinney in London, UK and then moved to KPMG Peat Marwick Thorne in Toronto. He is a Chartered Accountant (Ontario, England and Wales).

Morris Mandziuk, Treasurer

      Mr. Mandziuk has been our Treasurer since July 27, 2004. Prior to that he held various positions in the accounting, planning and treasury areas at Doman during his 16 years with the company. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Mandziuk is a Certified Management Accountant.

Debbie Nussbaum, Director, Human Resources

      Ms. Nussbaum was named Director of Human Resources in May 2005 and prior to that was the Company's Employee Services Manager since July 27, 2004. She was the Employee Services Manager for the Sawmills Division of Doman since April, 2003. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. From 1990 to 2003, Ms. Nussbaum held various positions within the scope of employee services for Repap Manitoba. Prior to that she held various positions in employee services with Tolko Industries, Manitoba. Ms Nussbaum has her certification in Payroll Management with a focus on Human Resource Management.

Clem Trombley, General Manager, Lumber Sales

      Mr. Trombley has been our General Manager of Lumber Sales since July 27, 2004. He joined Doman in 1968 as Quality Control Supervisor. In 1972 he established Doman's sales department and was General Manager of Sales for Doman since 2001. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

B. COMPENSATION

      We are required, under applicable securities legislation in Canada, to disclose to our securityholders details of compensation paid to certain members of our senior management and directors in our management proxy circular. The following is derived from the compensation disclosure in Western's recent management proxy circular required to be filed under applicable securities laws in Canada.

SUMMARY COMPENSATION TABLE

      The following table provides a summary of compensation earned during the financial year ended December 31, 2004 by our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") (as at December 31, 2004) and three of our most highly compensated executive officers (as defined under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators), other than the CEO and CFO, whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of the three most highly compensated executive officers except that the individual was not serving as an executive officer for us as of December 31, 2004 (collectively, the "Named Executive Officers").

      Effective on the implementation of the Plan, the employment of the officers and employees of our Predecessor was continued by us substantially on the same terms and conditions as their employment with our Predecessor. Accordingly, for ease of reference the table contains the aggregate compensation paid to those Named Executive Officers employed by us and by our Predecessor for the year ended December 31, 2004.

                                             2004 ANNUAL COMPENSATION                 2004 LONG TERM COMPENSATION
                                        -----------------------------------     -------------------------------------
                                                                                          AWARDS              PAYOUTS
                                                                                -------------------------------------
                                                                                SECURITIES     RESTRICTED
                                                                   OTHER           UNDER         SHARES                     ALL
                                                                   ANNUAL        OPTIONS/          OR                      OTHER
NAME AND PRINCIPAL                                                COMPENSA-        SARS           SHARE        LTIP       COMPENSA-
POSITION WITH THE                        SALARY       BONUS       TION(1)         GRANTED         UNITS       PAYOUTS     TION(2)
CORPORATION                                ($)         ($)          ($)             (#)            ($)          ($)         ($)
--------------------    -----------     --------     --------     ---------     ----------     ----------     -------     ---------
J.H. (RICK) DOMAN(3)    Corporation       93,042        3,000             -              -              -           -     835,058(4)
Former President and    Predecessor      224,583            -             -              -              -           -       3,258
Chief Executive                          -------      -------                                                             -------
Officer                    Total         317,625        3,000             -              -              -           -     838,316
                                         =======      =======                                                             =======

DAN DYCK                Corporation       67,917       63,550             -              -              -           -       2,191
General Manager,        Predecessor       93,583           --             -              -              -           -       3,039
Sawmills                                 -------      -------                                                             -------
                           Total         161,500       63,550             -              -              -           -       5,230
                                         =======      =======                                                             =======

REYNOLD HERT(5)         Corporation       92,330      125,000             -        250,000              -           -         794
President and Chief     Predecessor            -            -             -              -              -           -           -
Executive Officer                        -------      -------                      -------                                -------
                           Total          92,330      125,000             -        250,000              -           -         794
                                         =======      =======                      =======                                =======

PHILIP HOSIER(6)        Corporation       73,042       78,000             -              -              -           -       1,843
Former Corporate        Predecessor      102,258            -             -              -              -           -     173,097(7)
Secretary and                            -------      -------                                                             -------
Vice-President,            Total         175,300       78,000             -              -              -           -     174,940
Finance                                  =======      =======                                                             =======

DAVE INGRAM             Corporation       71,667       37,400             -              -              -           -       2,302
General Manager,        Predecessor      100,333        4,000             -              -              -           -       3,217
Pulp Operations                          -------      -------                                                             -------
                           Total         172,000       41,400             -              -              -           -       5,519
                                         =======      =======                                                             =======

BERNI ZIMMERMANN(8)     Corporation       74,400       19,000             -              -              -           -      60,087(9)
Consultant and          Predecessor      104,160            -             -              -              -           -       2,987
Former General                           -------      -------                                                             -------
Manager, Logging           Total         178,560       19,000             -              -              -           -      63,074
                                         =======      =======                                                             =======


------------------
(1) The aggregate amount of perquisites and other personal benefits that is less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives Officers are not reported.

(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3) Mr. Doman was the President and Chief Executive Officer of the Company from incorporation, April 27, 2004, until September 22, 2004. Mr. Doman's employment agreement with Doman was transferred to us on the implementation of the Plan. For a description of the terms of that agreement see the Annual Filing of Doman, dated April 16, 2004 available at www.sedar.com under the name Doman Industries Limited. Mr. Doman's employment was terminated effective September 22, 2004. Pursuant to his employment agreement, Mr. Doman was paid severance of $833,623 (made up of severance of $770,000, vacation pay of $44,423, car allowance of $19,200, and term life insurance, medical benefits and amounts contributed in respect of an employee savings plan of $1,435).

(4) Mr. Doman's other compensation from the Predecessor and the Company for the year ended December 31, 2004 was $3,258 and $835,058 respectively, and includes the $833,623 paid as severance from the Company.

(5) Mr. Hert became the President and Chief Executive Officer of the Company on October 4, 2004. Under his employment agreement, he is entitled to an annual base salary of $375,000. Under the terms of such agreement he was also entitled to a one time hiring bonus of $125,000. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Employment Contracts - Executive Compensation Report" below.

(6) Mr. Hosier was the Corporate Secretary of the Company from June 23, 2004 until May 2, 2005. He was Vice President, Finance of the Company from July 27, 2004 to January 24, 2005. (Mr. Paul Ireland was appointed CFO as of January 24, 2005.) Mr. Hosier retired from the Company in March 2005, but continues to work for the Company in a consulting role.

(7) Pursuant to a retention agreement dated as of March 1, 2004 with Doman, Mr. Hosier was paid $65,000 for agreeing to remain in his position as Vice-President, Finance of Doman until the earlier of the implementation date of the Plan and June 30, 2004. He was also paid $105,517 vacation pay plus $2,580 for term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(8) Mr. Zimmermann was the General Manager, Logging of the Company from July 27, 2004 to December 31, 2004. He currently provides consulting services to the Company.

(9) Mr. Zimmermann was paid $58,049 vacation pay plus $2,580 for term life insurance, medical benefits and amounts contributed in respect of an employee savings plan. Mr. Zimmermann is also entitled to severance of approximately $89,000 and a one time consulting retainer in the amount of $140,815.

      The aggregate amount of compensation and benefits in kind (excluding pension benefits as set out below) paid during the financial year ended December 31, 2004 to all our members of senior management as at December 31, 2004 and former members of senior management as a group for services in all capacities paid by us and our Predecessor was approximately $3.2 million.

RETIREMENT PLANS

      The following tables set forth annual benefits that become payable under pension plans established by 4018958 Canada Inc. (formerly Western Forest Products Limited, a subsidiary of Doman), which were transferred to us on the implementation of the Plan.

      As at December 31, 2004, D. Dyck, D. Ingram, R. Hert, P.G. Hosier and B. Zimmermann were members of the Western Forest Products Limited Salaried Employees Pension Plan (the "WFP Plan"). Also as at December 31, 2004, R. Hert and P.G. Hosier were members of the Western Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). The Doman Industries Limited Pension Plan (the "DIL Plan") was also transferred to us on the implementation of the Plan. However, none of the Named Executive Officers are members of the DIL Plan. D. Ingram is entitled to a separate supplement pension. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Employment Contracts".

                             TABLE I - THE WFP PLAN

Pensionable                   Years of Service
 Earnings     ---------------------------------------------------
    ($)         15       20       25       30       35       40
-----------   ------   ------   ------   ------   ------   ------
100,000       24,855   33,140   41,425   49,710   57,995   66,280
125,000       27,495   36,660   45,825   54,990   64,155   73,320
150,000       27,495   36,660   45,825   54,990   64,155   73,320
175,000       27,495   36,660   45,825   54,990   64,155   73,320
200,000       27,495   36,660   45,825   54,990   64,155   73,320
225,000       27,495   36,660   45,825   54,990   64,155   73,320
250,000       27,495   36,660   45,825   54,990   64,155   73,320
275,000       27,495   36,660   45,825   54,990   64,155   73,320
300,000       27,495   36,660   45,825   54,990   64,155   73,320
325,000       27,495   36,660   45,825   54,990   64,155   73,320
350,000       27,495   36,660   45,825   54,990   64,155   73,320
375,000       27,495   36,660   45,825   54,990   64,155   73,320
400,000       27,495   36,660   45,825   54,990   64,155   73,320
              ======   ======   ======   ======   ======   ======

      Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. Although the normal retirement age is 65, a member may retire up to 10 years prior to the age of 65. If a member retires before the age of 60 and receives a pension, his pension will be reduced. If a member retires before the age of 65, he will receive a bridging benefit which ranges from $3,098 to $9,720 for the range of earnings and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the Income Tax Act (Canada) (the "ITA Limit").

      The WFP Supplementary Plan provides a pension supplement to members of the WFP Plan designated as participants by the Board in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply. The WFP Supplementary Plan is funded from our general operations.

      As at December 31, 2004, D. Dyck had completed and been credited with approximately 14.3 years of pensionable service, R. Hert had completed and been credited with approximately 0.3 years of pensionable service, P.G. Hosier had completed and been credited with approximately 25.3 years of pensionable service, D. Ingram had completed and been credited with approximately 13.6 years of pensionable service, and B. Zimmermann had completed and been credited with approximately 10.8 years of pensionable service. As of September 22, 2004, the date of termination of his employment, J.H. Doman had completed and been credited with approximately
22.7 years of pensionable service.

                            TABLE II -- THE WFP PLAN
                   (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

Pensionable                                            Years of Service
 Earnings          ----------------------------------------------------------------------------------------
  ($)                15              20              25               30              35              40
-----------        -------         -------         -------          -------         -------         -------
100,000             24,855          33,140          41,425           49,710          57,995          66,280
125,000             31,980          42,640          53,300           63,960          74,620          85,280
150,000             39,105          52,140          65,175           78,210          91,245         104,280
175,000             46,230          61,640          77,050           92,460         107,870         123,280
200,000             53,355          71,140          88,925          106,710         124,495         142,280
225,000             60,480          80,640         100,800          120,960         141,120         161,280
250,000             67,605          90,140         112,675          135,210         157,745         180,280
275,000             74,730          99,640         124,550          149,460         174,370         199,280
300,000             81,855         109,140         136,425          163,710         190,995         218,280
325,000             88,980         118,640         148,300          177,960         207,620         237,280
350,000             96,105         128,140         160,175          192,210         224,245         256,280
375,000            103,230         137,640         172,050          206,460         240,870         275,280
400,000            110,355         147,140         183,925          220,710         257,495         294,280
                   =======         =======         =======          =======         =======         =======

      For the year ended December 31, 2004, we and our Predecessor have set aside or accrued $162,000 to provide for pensions, retirement and similar benefits to our directors and senior officers and former directors and officers as at December 31, 2004.

EMPLOYMENT CONTRACTS

      Mr. D. Ingram entered into an agreement with a subsidiary entity of Doman dated April 29, 1991, which was assigned to us on the implementation of the Plan, providing for a supplemental pension in addition to a regular pension from the WFP Plan. Mr. Ingram is entitled to a supplementary pension from us based on his pensionable service with us and our Predecessor, his final average earnings at his former employer and the WFP Plan's pension formula. This supplementary pension to Mr. Ingram is payable from our general operations.

      We have entered into an employment agreement with our current CEO, effective from October 4, 2005 and an employment agreement with our current CFO, effective from January 24, 2005 (collectively the "Employment Agreements"). The Employment Agreements are for an indefinite term and contain provisions for annual base salaries (subject to annual review), as well as provisions pertaining to eligibility for annual discretionary bonuses based on personal and corporate performance, participation in the WFP Plan, the WFP Supplementary Plan and our incentive stock option plan ("Option Plan"), eligibility for benefits, vacation, relocation allowances, vehicle allowances and in the case of the CEO the grant of options as described above. The Employment Agreements also contain severance provisions contemplating, in the case of termination without cause, severance payments equal to the sum of 24 months in the case of the CEO, and 12 months in the case of the CFO, of base salary plus the average yearly performance bonus over the past three years or less (collectively, the "Termination Payment"). In addition, upon such termination all vested options may only be exercised within 90 days of termination. The Employment Agreement in the case of the CEO provides for the entitlement for a period of 90 days to resign and receive the Termination Payment in the event of the occurrence of certain change in control events and that upon such change of control, all unvested options will vest. In the case of the CFO, the Employment Agreement provides that upon the occurrence of a material change in control of the Company, and the CFO is not offered employment on substantially the same terms, the CFO is entitled for a period of 90 days to resign and receive a lump sum payment equal to 24 months of salary plus bonus amounts due to the CFO.

      The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the provisions of the Employment Agreements set out in Exhibits 4.6 and 4.7.

      Other than as noted above or elsewhere herein, we have no written employment agreements between us or any of our subsidiaries and a Named Executive Officer or any compensation arrangement where the Named Executive Officer entitled to receive more than $100,000 in event of resignation, retirement or other termination of the Named Executive Officer or on a change of control where such contract or arrangement is in existence at the end of the most recent completed financial year.

      See "Item 6. Directors, Senior Management and Employees - B. Compensation
- Summary Compensation Table" for a summary of compensation earned by Named Executive Officers for the financial year ended December 31, 2004. Also see "Item 6. Directors, Senior Management and Employees - B. Compensation - Retirement Plans" for a discussion of retirement benefits available to Named Executive Officers.

OPTION TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Option Plan

      Western has an Option Plan which permits the granting of options (the "Options") in accordance with the terms of the Option Plan to eligible participants to purchase up to a maximum of 2,500,000 Common Shares (representing approximately 9.75% of the issued and outstanding Common Shares as of June 21, 2005), which have been reserved for issuance under the Option Plan. As of June 21, 2005, 374,590 Options to purchase 374,590 Common Shares or approximately 1.46% of the issued and outstanding Common Shares have been granted to eligible participants, no Common Shares have been issued pursuant to the exercise of Options, and a total of 2,125,410 Options remain available under the Option Plan. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

                                                                                     NUMBER OF SECURITIES
                                                                                    REMAINING AVAILABLE FOR
                                 NUMBER OF SECURITIES                                FUTURE ISSUANCE UNDER
                                   TO BE ISSUED UPON                                  EQUITY COMPENSATION
                                EXERCISE OF OUTSTANDING      WEIGHTED-AVERAGE          PLANS (EXCLUDING
                                 OPTIONS, WARRANTS AND       EXERCISE PRICE OF      SECURITIES REFLECTED IN
                                        RIGHTS             OUTSTANDING OPTIONS,           COLUMN (A))
                                  AS AT DECEMBER 31,        WARRANTS AND RIGHTS       AS AT DECEMBER 31,
                                         2004             AS AT DECEMBER 31, 2004            2004
       PLAN CATEGORY                     (a)                       (b)                        (c)
-----------------------------   -----------------------   -----------------------   -----------------------
Equity compensation plans
approved by securityholders               NIL                         -                       NIL
Equity compensation plans not
approved by securityholders             299,590                    9.72                    2,200,410
Total                                   299,590                                            2,200,410

      The Option Plan provides that the Board may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of us or our affiliates or a consultant to us or our affiliates. The Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to acquire one Common Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the Options granted is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on Options granted under the Option Plan. The Option Plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of the Option.

      The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be issued to our insiders and their associates pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders and their associates under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options.

      Unless otherwise determined by the Board, if the holder of the Option ceases to be an eligible participant under the Option Plan:

      (a) for any reason other than death, retirement, early retirement, sickness or disability, the Options held by the participant terminate;

      (b) as a result of retirement (other than early retirement), Options that are held by the participant that have vested continue in force;

      (c) by reason only of early retirement as permitted under the provisions of our pension plan, Options that are held by the participant that have vested continue in force; and

      (d) as a result of death, the legal representatives of the participant may exercise the Options that are held by the participant within six months after the date of the participant's death to the extent such Options were by their terms vested and exercisable as of the date of the participant's death or within the period of six months following the participant's death;

      In the event that:

      (a) we amalgamate, consolidate with or merge with or into another body corporate, holders of Options will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

      (b) the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised Options, granted under the Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

      (c) an offer to purchase all of the Common Shares is made by a third party, we may, at our option, require the acceleration of the time for the exercise of the Options granted under the Option Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

      The Board may, subject where required to securities regulators and/or TSX approval, from time to time amend, suspend or terminate the Plan in whole or in part. Pursuant to TSX requirements, shareholder approval is required for amendments that involve:

      (a) amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

      (b)   the introduction of a provision permitting reloading upon exercise;

      (c) any change to the eligible participants which would have the potential of broadening or increasing insider participation;

      (d)   the addition of any form of financial assistance;

      (e) any amendment to the financial assistance provision which is more favourable to participants;

      (f) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

      (g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

      (h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

      The TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

      In addition, the Option Plan and any outstanding Options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

      The Board may also amend or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the Option must consent to such action if it would materially and adversely affect the holder under the Option Plan. Under the Option Plan, the exercise price of any outstanding Option granted to an insider may not be reduced unless disinterested shareholder approval is obtained in accordance with TSX and securities regulatory requirements.

      The foregoing summary of the Option Plan is qualified in its entirety by reference to the provisions of the Option Plan available on EDGAR at www.sec.gov (under a Form 6-K dated March 28, 2005) and available on SEDAR at www.sedar.com under the name "Western Forest Products Inc.".

Option Grants During the Financial Period Ended December 31, 2004

      We granted the following options to the Named Executive Officers during the financial year ended December 31, 2004:

                  OPTION/SARS GRANTS DURING 2004 FINANCIAL YEAR

                    COMMON SHARES     % OF TOTAL                   MARKET VALUE(1) OF
                        UNDER        OPTIONS/SARS                    COMMON SHARES
                    OPTIONS/SARS      GRANTED TO     EXERCISE OR       UNDERLYING
                       GRANTED       EMPLOYEES IN     BASE PRICE     OPTIONS ON THE
          NAME           (#)        FINANCIAL YEAR    ($/SHARE)    DATE OF GRANT ($)    EXPIRATION DATE
-----------------   -------------   --------------   -----------   ------------------   ---------------
J.H. (Rick) Doman          -               -              -               -                    -
Dan Dyck                   -               -              -               -                    -
Reynold Hert         250,000(2)          100%          9.25       2,312,500              Oct. 3, 2014
Philip Hosier              -               -              -               -                    -
Dave Ingram                -               -              -               -                    -
Berni Zimmermann           -               -              -               -                    -

NOTES:

(1) Market value under the Option Plan is defined as the closing price on the TSX on the trading day immediately preceding the grant day.

(2) These Options vest in increments of 20% at intervals of one year and immediately upon a change of control. Options must be exercised within 90 days of termination of employment without cause or resignation upon a change of control. See "Item 6. Directors, Senior Management and Employees
      - B. Compensation - Options to Purchase Securities from Registrant or Subsidiaries - Incentive Stock Option Plan" for a description of other terms that apply to the options.

             AGGREGATED OPTIONS EXERCISED DURING 2004 FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                          VALUE OF UNEXERCISED
                    SECURITIES               UNEXERCISED OPTIONS/SARS   IN-THE-MONEY OPTIONS/SARS
                     ACQUIRED    AGGREGATE    AT DECEMBER 31, 2004       AT DECEMBER 31, 2004
                         ON        VALUE          EXERCISABLE/               EXERCISABLE/
                     EXERCISE     REALIZED       UNEXERCISABLE             UNEXERCISABLE(1)
      NAME             (#)         ($)               (#)                         ($)
-----------------   ----------   ---------   -------------------------  -------------------------
J.H. (Rick) Doman        -           -                 -                           -
Dan Dyck                 -           -                 -                           -
Reynold Hert             -           -         -/250,000                         -/0
Philip Hosier            -           -                 -                           -
Dave Ingram              -           -                 -                           -
Berni Zimmermann         -           -                 -                           -

NOTES:

(1) Based on a market value of $6.65 per share, being the closing trading price per Common Share on the TSX as of December 31, 2004.

EXECUTIVE COMPENSATION REPORT

Composition of the Management Resources and Compensation Committee

During the period from the implementation of the Plan until December 31, 2004, the following individuals served as members of our Management Resources and Compensation Committee: John Lacey, Peter Gordon and John B. Newman, who were all directors of the Company during the time they served. None of the members of our Management Resources and Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or, except as otherwise set out herein, any interest in material transactions involving the Company. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Management Resources and Compensation Committee or Board.

Report On Executive Compensation

The Management Resources and Compensation Committee is responsible for, among other things, reviewing and approving the compensation of our executive officers except the CEO and in the case of the CEO, evaluating the CEO's performance in light of our corporate goals and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation. The Committee meets periodically at the request of its Chair to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits as well as other matters referred to the Committee by the Board.

      Executive Compensation Policies

The Committee's policy is that executive officers of the Company, including the CEO and other Named Executive Officers, should be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

The Company's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position. The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in one or more pension plans and in an incentive stock option plan (long-term incentives).

The Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Company's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. The CEO does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executive Officers, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility. In recognition of performance by the executive team, the Committee determined that bonuses be awarded to its Named Executive Officers as set out under the Summary Compensation Table in the Company's management information circular.

The Company also has in place an incentive stock option plan. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Company and its shareholders. The Board has the authority to establish terms and conditions of each granted option, in accordance with the provisions of the incentive stock option plan. Except in the case of the CEO, as referenced above, the Company has not issued any options to executive officers under the incentive stock option plan during 2004. The Committee is in process of developing the eligibility criteria for specific grants of options under the incentive stock option plan.

      CEO Compensation

The Committee's policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Company, publicly held. In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies. Given that the CEO was appointed on October 4, 2004, no change has been made to the CEO's salary. A hiring bonus of $125,000 was paid to the CEO in accordance with his employment agreement. This total compensation package is at the median of comparable forest product companies.

COMPENSATION OF DIRECTORS

      Directors of Western who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. Our Board has approved an annual retainer fee to be paid to such directors (other than the Chair of the Board) of $25,000 and the annual retainer fee to be paid to our Chair of $50,000. In addition, our Board has approved the payment of an additional fee of $5,000 per annum to the Chair of any committee of the Board and the payment to non-management directors of a fee of $1,000 for each director and committee meeting attended. Such directors are also to be reimbursed for expenses incurred in connection with their services as directors.

      The directors and former directors (other than inside directors) of Western were paid the following amounts as directors' fees for the year ended December 31, 2004:

James Arthurs(1)                            $22,500
Lee Doney(1)                                 22,000
Peter Gordon(1)                              23,500
John Lacey(1)                                22,000
John MacIntyre(1)                            35,500
John B. Newman(1)                            27,000


(1) Messrs. Arthurs, Doney, Gordon, Lacey, MacIntyre and Newman were first appointed directors on July 27, 2004 in connection with the implementation of the Plan.

      Our directors are also eligible to participate in the Option Plan. Each independent director was granted 8,265 Options under the Option Plan, each Option entitling the holder to acquire one Common Share at the exercise price of $12.10 per share, until August 19, 2014. The exercise price represented a premium of 10% on the closing price on the first trading day on the TSX and a premium over the market price on the date of grant. The Options granted to these directors vest in increments of 20% at intervals of one year and immediately upon a change of control. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Options to Purchase Securities from Registrant or Subsidiaries - Incentive Stock Option Plan" for a description of the term that apply to the Options.

      In connection with, and subject to, the implementation of the Plan and appointment as a director of Western, each of the independent directors was paid a fee of $5,000 (part of the exit costs of our Predecessor) in recognition of services provided prior to their appointment as directors of the Company in carrying out due diligence, planning and organizing the future board and committees of the Company.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

      We have entered into indemnification agreements with each of our directors, directors of our subsidiaries and our CEO and CFO. There was no indemnification payable during the most recent financial year to our directors or officers.

      We maintain liability insurance for our directors and officers in the aggregate amount of $25 million, subject to a $350,000 deductible loss payable by us. The premium, in the amount of $350,000, was paid by us for the period from July 26, 2004 to July 26, 2005.

C.    BOARD PRACTICES

      The following describes the Company's corporate governance practices in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and is derived from Western's recent management proxy circular required to be filed under applicable securities laws in Canada.

BOARD OF DIRECTORS

      Western's Board is currently comprised of seven directors, six of whom are non-management directors. The independence status of each individual director is reviewed by the Board annually. In that regard, the Board considers a director to be independent if he has no direct or indirect material relationship with the Company, which in the view of the Board could reasonably be perceived to materially interfere with the exercise of the director's independent judgment.

      The Board has determined that six directors, a majority, are independent. The current position of each director as determined by the Board is as set out below:

           James Arthurs                  Independent
           Lee Doney                      Independent
           Peter Gordon                   Independent
           Reynold Hert                   Non-independent
           John Lacey                     Independent
           John MacIntyre                 Independent
           John B. Newman                 Independent

      Mr. Hert is a member of our management and therefore is not an independent director.

      As noted above, Mr. Gordon is an officer of Tricap, a significant shareholder (see "Item 7. Major Shareholder and Related Party Transactions"). Mr. Lacey and Mr. MacIntyre are on Tricap's independent advisory board.

      See "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management - E. Share Ownership" above for more information about each director, including directorships of other reporting issuers in Canada or in a foreign jurisdiction and share ownership.

      The Chair of the Board, John MacIntyre, is an independent member of the Board. He is responsible for providing leadership to the Board in matters relating to the execution of Board responsibilities and works with the CEO and the senior management team to address our responsibilities to our stakeholders. The Chair's duties are set out in the Board's mandate attached as Exhibit 15.1 hereto.

      The Board (through its Nominating and Corporate Governance Committee) examines its size annually to determine whether the number and composition of directors is appropriate and is generally satisfied that its current number and composition of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board believes that the composition of the Board fairly represents the interests of Western's shareholders.

      As part of our corporate governance regime, our independent directors hold regularly scheduled meetings, at which members of management are not in attendance. The meetings are held on the same day as Board meetings. Since we commenced business on July 28, 2004 until December 31, 2004, we have held four Board meetings at which members of management were not present.

      The Board believes that all directors should attend all meetings of the Board and all meetings of each committee on which a director is a member. The following table summarizes the attendance of Board and committee members from July 28, 2004 to December 31, 2004:

                                                                                   Nominating and         Management
                                                              Environmental,         Corporate          Resources and
                                                                Health and           Governance          Compensation
                       Board Meetings     Audit Committee    Safety Committee    Committee Meetings   Committee Meetings
        NAME              Attended       Meetings Attended   Meetings Attended        Attended             Attended
--------------------   --------------    -----------------   -----------------   ------------------   ------------------
James Arthurs              4 of 4              3 of 3             2 of 2               1 of 1                 N/A
J.H. (Rick) Doman(1)       1 of 1               N/A                 N/A                 N/A                   N/A
Lee Doney                  4 of 4               N/A               2 of 2               1 of 1                 N/A
Peter Gordon               4 of 4              3 of 3               N/A                 N/A                 4 of 4
Reynold Hert(2)            2 of 2               N/A                 N/A                 N/A                   N/A
John Lacey                 3 of 4               N/A                 N/A                1 of 1               3 of 4
John MacIntyre             4 of 4              3 of 3               N/A                1 of 1                 N/A
John B. Newman             4 of 4              3 of 3               N/A                1 of 1               4 of 4

------------------
(1)   Mr. Doman's directorship ended on September 22, 2004.

(2)   Mr. Hert was appointed director on October 4, 2004.

BOARD MANDATE

      The Board has adopted a written mandate in which it has assumed responsibility for our stewardship and for overseeing the management of our business. In that regard, the Board carries out its mandate directly or indirectly through its committees described below. The responsibilities of the Board are included in the Board's mandate, a copy of which is attached as
Exhibit 15.1 hereto.

      Our senior management is responsible for our day-to-day operations and management. Prior Board approval is required in connection with matters that the Board deems significant such as major acquisitions or divestitures, significant amendments to our credit facilities, significant financings or changes to our strategic objectives.

POSITION DESCRIPTIONS

      The Board has developed written position descriptions for the Chair of the Board and the Chair of each Board committee. In addition, the Board and the CEO have developed a written position description for the CEO. The duties and responsibilities of the Chair and CEO are set out in the Board's mandate attached as Exhibit 15.1 hereto. The Board has also developed and approved the corporate goals and objectives that our CEO is responsible for meeting.

ORIENTATION AND CONTINUING EDUCATION

      The Board has a process for the orientation of new Board members regarding the role of the Board, its committees and its directors and the nature of operation of our business. New members are given a tour of our operations, meet with members of management, the Chair of the Board and the Chairs of the Board committees and a copy of recent disclosure documents and the minutes of Board and committee meetings are provided to new members.

      In addition, the Board provides continuing education for its members to maintain or enhance their skills and abilities as directors and to keep their knowledge of the Company current.

      The Board also has in place a policy whereby directors may, subject to approval of the Chair or a majority of the independent Board members, engage outside advisers at the Company's expense. Each of the Board committees are also authorized to engage outside advisers at the Company's expense.

ETHICAL BUSINESS CONDUCT

      The Board has adopted two written codes of conduct, an Employee Code of Conduct for employees and a Code of Business Conduct and Ethics for directors and officers, to promote integrity and good governance.

      Our codes address the following matters:

      (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

      (b)   protection and proper use of corporate assets and opportunities;

      (c)   confidentiality of corporate information;

      (d) fair dealing with our security holders, customers, suppliers, competitors and employees;

      (e)   compliance with laws, rules and regulations; and

      (f)   reporting of any illegal or unethical behavior.

      The Board has also adopted a Communication Policy and an Insider Trading Policy. A copy of the written codes and policies can be viewed on our website at www.westernforest.com. A copy of our codes and policies are also available from our Corporate Secretary.

      The Nominating and Corporate Governance Committee oversees compliance with each of the codes and policies, authorizes any waivers and confirms with management the appropriate disclosure of any waiver. Where appropriate, the Committee will also cause an investigation of any reported violation of the Code of Business Conduct and Ethics and oversees an appropriate response is taken to any violation. The CEO promotes compliance with the Employee Code of Conduct, causes an investigation of any reported violations to be undertaken and determines an appropriate response is taken to any violation.

      Certain of our directors are directors or officers of other issuers and, to the extent that such other issuers may participate in transactions or other ventures in which we may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Board requires that directors provide disclosure to it of all boards and committees that they are members of, and all offices held at, other issuers. We also require conflicts of interest to be disclosed to our Code of Ethics Contact Person and reported to the Nominating and Corporate Governance Committee. In the event that conflicts of interest arises, a director who has such a conflict is required under the CBCA to disclose the conflict and (except in limited circumstances permitted by the CBCA) to abstain from voting for or against the approval of the matter. (See "Item 10. Additional Information - B. Articles and Bylaws".) In addition, in considering transactions and agreements in respect of which a director has a material interest our Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, we may also establish a special committee of independent directors to review a matter in which directors or management, may have a conflict.

NOMINATION OF DIRECTORS

      The Nominating and Corporate Governance Committee will review the composition of the Board annually, assess the board annually, identify new candidates for nomination as directors to the Board and make recommendations to the Board for nominees for election as directors. In that regard, the committee considers:

      - the competencies and skills that are considered to be necessary for the Board, as a whole, to possess;

      -     the competencies and skills that each existing director possesses;

      - the competencies and skills each new nominee will bring to the boardroom and whether the nominees can devote sufficient time to the Company and the Board; and

      -     performance of existing directors.

      See "Item 6. Directors, Senior Management and Employees - C. Board Practices - Board Committees - Nominating and Corporate Governance Committee" below for a description of the committee's composition and responsibilities.

COMPENSATION AND BOARD ASSESSMENTS

      Compensation for directors is determined by the Nominating and Corporate Governance Committee. The Committee reviews industry standards for directors compensation in setting compensation levels for directors and may use consultants for guidance.

      Compensation levels for officers is determined by the Management Resources and Compensation Committee. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Executive Compensation Report" above for a description of our executive compensation policies. We have retained Mercer Human Resource Consulting Limited, a compensation consultant, to provide competitive industry data on compensation for officers.

      The Board, its committees and individual directors will be regularly assessed with respect to their effectiveness and contribution. The assessment considers (a) compliance with the Board's mandate, (b) the charter of each committee of the Board and (c) the competencies and skills that the individual director brings to the Board.

      See "Item 6. Directors, Senior Management and Employees - C. Board Practices - Board Committees - Nominating and Corporate Governance Committee - Management Resources and Compensation Committee" below for a description of each committee's composition and responsibilities.

BOARD COMMITTEES

      The Board has established four committees of directors, being the Environmental, Health and Safety Committee, Nominating and Corporate Governance Committee, the Management Resources and Compensation Committee and the Audit Committee. Each of the committees are composed of entirely independent members.

Environmental, Health and Safety Committee

      The Environmental Health and Safety Committee is currently composed of James Arthurs and Lee Doney. Mr. Doney is the Chair of the committee. All of the members of the committee are independent.

      The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Exhibit 15.2 hereto.

Nominating and Corporate Governance Committee

      The Nominating and Corporate Governance Committee is currently composed of James Arthurs, Lee Doney, John Lacey, John MacIntyre and John B. Newman. Mr. Newman is the Chair of the Committee. All of the members of this committee are independent.

      The committee's responsibilities, powers and operation are in its charter, a copy of which is attached as Exhibit 15.3 hereto.

      The committee has recommended the adoption of an Employee Code of Conduct and a Code of Business Conduct and Ethics. See "Item 6. Directors, Senior Management and Employees - C. Board Practices - Ethical Business Conduct" above.

Management Resources and Compensation Committee

      As noted above, the Management Resources and Compensation Committee is currently composed of Peter Gordon, John Lacey and John B. Newman. All of the members of the committee are independent. Mr. Lacey is the Chair of the committee.

      The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Exhibit 15.4 hereto.

Audit Committee

      The Audit Committee is currently composed of James Arthurs, Peter Gordon, John MacIntyre and John B. Newman. Mr. MacIntyre is the Chair of the committee. Each of the members of the committee is independent and financially literate as defined in Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators. See "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management" for each member's education and/or experience.

      The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Exhibit 15.5 hereto.

      See also "Item 16A Audit Committee Financial Expert" and "Item 16C Principal Accountant Fees and Services," for further particulars regarding our Audit Committee, including the Audit Committee's pre-approval policies and procedures for non-audit services and the service fees paid to our auditors.

D.    EMPLOYEES

      The following table sets out the number of employees employed by the Company as at December 31, 2004, and by our Predecessor as at December 31, 2003 and 2002, and the number of employees employed in the pulp segment and in the solid wood segment for the same date.

NO. OF EMPLOYEES                      2004        2003          2002
                                     COMPANY   PREDECESSOR   PREDECESSOR
Total ..........................       2,027      2,442         2,412
Pulp Segment(1) ................         321        669           773
Solid Wood......................       1,706      1,773         1,639


------------------
(1) Number of employees include 356 and 432 employees employed at Port Alice by our Predecessor as at December 31, 2003 and 2002 respectively.

      In addition, we use contractors in our harvesting operations. As of December 31, 2004, we had approximately 400 contractors.

      See also "Item 4. Information on the Company - B. Business Overview - Human Resources".

E.    SHARE OWNERSHIP

DIRECTORS

      The following table sets forth information, as of June 21, 2005, concerning the beneficial ownership of the Common Shares by each of the directors (the information concerning the respective directors has been furnished by each of them).

                                                                 PERCENTAGE OF
                                                                  ISSUED CLASS
                                                                   OF SHARES
                                                    NUMBER OF    REPRESENTED BY
                                                     SHARES          SHARES
                                                  BENEFICIALLY    BENEFICIALLY    NUMBER OF
NAME OF DIRECTOR AND POSITION WITH THE COMPANY        OWNED         OWNED(1)       OPTIONS
-----------------------------------------------   ------------   --------------   ---------
JAMES ARTHURS                                          NIL            NIL           8,265(2)
Director

LEE DONEY                                              NIL            NIL           8,265(2)
Director

PETER GORDON                                       See Note 4      See Note 4       8,265(2)
Director

REYNOLD HERT                                          NIL             NIL         300,000(3)
President, Chief Executive Officer and Director

JOHN LACEY                                          6,177(4)         .024%          8,265(2)
Director

JOHN MACINTYRE                                        414(4)         .002%          8,265(2)
Director and Chairman of the Board

JOHN B. NEWMAN                                        NIL             NIL           8,265(2)
Director

------------------
(1)   Rounded up to the nearest third decimal place.

(2)   See "Item 6. Directors, Senior Management and Employees - B. Compensation
      - Compensation of Directors" for the terms of the Options granted.

(3) See "Item 6. Directors, Senior Management and Employees - B. Compensation" for the terms of the 250,000 Options granted to Mr. Hert. On June 15, 2005, 50,000 Options were granted to Mr. Hert, each Option entitling him to acquire one Common Share at the exercise price of $3.50 until June 14, 2015. The Options granted vest in increments of 20% at intervals of one year and immediately upon a change of control. Vested Options must be exercised within 90 days of termination of employment without cause or resignation upon change of control. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Options and Purchase Securities from Registrant or Subsidiaries - Incentive Stock Options Plan" for a description of other terms that apply to the Options.

(4) Mr. Gordon, as described above under "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management", is an officer of Tricap. As of June 21, 2005 Tricap holds 5,138,228 Common Shares or 20.5% of our issued and outstanding Common Shares. (See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders" for a list of our other principal shareholders.) Also, as described above, each of Messrs. Lacey and MacIntyre are members of the independent advisory board of Tricap. Of the 5,138,228 Common Shares, 6,177 Common Shares are beneficially owned by Mr. Lacey and 441 Common Shares are beneficially owned by Mr. MacIntyre. However, Tricap has the right to control and direct those Common Shares, including the right to vote or dispose of the shares.

SENIOR MANAGEMENT (OTHER THAN CEO)

      The following table sets forth information, as of June 21, 2005, concerning the beneficial ownership of the Common Shares by each member of senior management (other than the CEO which is set forth above) (the information concerning the respective members of senior management has been furnished by each of them).

                                                                 PERCENTAGE OF
                                                                  ISSUED CLASS
                                                                   OF SHARES
                                                    NUMBER OF    REPRESENTED BY
                                                     SHARES          SHARES
                                                  BENEFICIALLY    BENEFICIALLY    NUMBER OF
NAME AND POSITION WITH THE COMPANY                    OWNED          OWNED         OPTIONS
-----------------------------------------------   ------------   --------------   ---------
TREVOR BONIFACE                                        NIL            NIL            NIL
General Manager, Logging

JOHN DALTON                                            NIL            NIL            NIL
General Manager, Log Supply

DAN DYCK                                               NIL            NIL            NIL
General Manager, Sawmills

DAVE INGRAM                                            NIL            NIL            NIL
General Manager and Director of WPL

PAUL IRELAND                                           NIL            NIL         25,000(1)
Chief Financial Officer and Corporate Secretary

MORRIS MANDZIUK                                        NIL            NIL            NIL
Treasurer

DEBBIE NUSSBAUM                                        NIL            NIL            NIL
Director, Human Resources

CLEM TROMBLEY                                          NIL            NIL            NIL
General Manager, Lumber Sales

------------------
(1) On June 15, 2005, 25,000 Options were granted to Mr. Ireland, each Option entitling him to acquire one Common Share at the exercise price of $3.50 until June 14, 2015. The Options granted vest in increments of 20% at intervals of one year and immediately upon a change of control. Vested Options must be exercised within 90 days of termination of employment without cause or resignation upon change of control. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Options and Purchase Securities from Registrant or Subsidiaries - Incentive Stock Options Plan" for a description of other terms that apply to the Options.

      As at June 21, 2005, 6,591 Common Shares or less than .026% of the Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and members of senior management set out above of the Company as a group. (See footnote 4 to the directors table of share ownership above.)

      See "Item 6. Directors, Senior Management and Employees - B. Compensation
- Options to Purchase Securities from Registrant and Subsidiaries" for a discussion of the Option Plan.

      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      To our knowledge, as of June 21, 2005 the following parties beneficially own, directly or indirectly, or exercise control or direction over, 5% or more of the outstanding Common Shares:

                                                                                      PERCENTAGE OF ISSUED
NAME AND MUNICIPALITY OF RESIDENCE OF SHAREHOLDER             NO. OF COMMON SHARES       COMMON SHARES
Harbert Distressed Investment Master Fund, Ltd. ("Master
Fund"), HMC Distressed Investment Offshore Manager, L.L.C.
and HMC Investors L.L.C. (collectively, "Harbert") (1)
Dublin, Ireland, in the case of the Master Fund and  New            8,065,910                31.5%
York, NY, in the case of the others

Tricap Management Limited (2)                                       5,138,228                20.5%
Toronto, Ontario

Merrill Lynch Investment Managers, L.P. ("MLIM") (3)                3,205,162                12.5%
Plainsboro, New Jersey

(1) The "Report Filed by Eligible Institutional Investor Under Part 4" of National Instrument 62-103 of the Canadian Securities Administrators ("NI 62-103") which was filed on SEDAR by Harbert (on its behalf and other entities managed and controlled by Harbert) on August 6, 2004, indicates that Harbert beneficially owns, directly or indirectly, or exercises control or direction over 8,065,939 of our Common Shares. However, our counsel has been advised verbally by a representative of Harbert that as at June 20, 2005, 8,065,910 Common Shares are held by Harbert.

(2) Based on an Early Warning Report dated May 24, 2005 filed on SEDAR by Tricap Management Limited (as manager for and on behalf of Tricap Restructuring Fund). Our counsel has received confirmation by a Tricap representative that as at June 20, 2005 Tricap's holding as reported has not changed.

(3) The "Report Filed by Eligible Institutional Investor Under Part 4" of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004 indicates that MLIM beneficially owns, directly or indirectly, or exercises control or direction over 3,255,162 of our Common Shares. However, our counsel has been advised verbally by a representative of MLIM that as at June 17, 2005, 3,205,162 Common Shares are held by MLIM.

      See "Item 4. Information the Company - A. History and Development of the Company".

      As of June 21, 2005, to our knowledge:

      - approximately 21,226,793 Common Shares or 82.81% of issued and outstanding Common Shares were held by 67 registered shareholders resident in the U.S. (of which approximately 17,758,107 Common Shares were held by CEDE & Co. as registered holder for approximately 44 US participants in The Depository Trust Company ("DTC"));

      - approximately 290 Tranche 1 Class C Warrants or 0.05% of the issued and outstanding Tranche 1 Class C Warrants were held by 2 registered holders resident in the U.S., approximately 436 Tranche 2 Class C Warrants or 0.05% of the issued and outstanding Tranche 2 Class C Warrants were held by 2 registered holders resident in U.S. and approximately 728 Tranche 3 Class C Warrants or 0.05% of the issued and outstanding Tranche 3 Class C Warrants were held by 2 registered holders in the U.S. (however Computershare is holding in trust 10,280 Tranche 1 Class C Warrants or 1.81% of the issued and outstanding Tranche 1 Class C Warrants on behalf of 17 persons resident in the U.S. (including CEDE & Co. as registered holder for approximately 30 U.S. DTC participants), 15,421 Tranche 2 Class C Warrants or 1.81% of the issued and outstanding Tranche 2 Class C Warrants on behalf of 17 persons resident in the U.S. (including CEDE & Co. as registered holder for approximately 30 U.S. DTC participants) and 25,709 Tranche 3 Class C Warrants or 1.81% of the issued and outstanding Tranche 3 Class C Warrants on behalf of 18 persons resident in the U.S. (including CEDE & Co. as registered holder for approximately 30 U.S. DTC participants), which warrants may not be released to such persons without the submission of an accredited investor certificate in accordance with the requirements of the Class C Warrant Indenture); and

      - Secured Bonds with an aggregate principal amount of approximately US$198,054,000 or 89.62% of the aggregate principal amount of the Secured Bond were held by 64 registered holders resident in the U.S.

      See "Item 10. Additional Information - B Articles and Bylaws - Class C Warrants - Secured Bonds".

B.    RELATED PARTY TRANSACTIONS

      The following table sets out as at the date hereof the aggregate indebtedness in respect of the purchase of securities and other indebtedness to us or any of our subsidiaries (other than routine indebtedness) and to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries by our present and former executive officers, directors and employees. Included in the table is the aggregate indebtedness to our Predecessor by its former executive officers, directors and employees amounting to $18,933 which was transferred to us on the implementation of the Plan.

Aggregate Indebtedness ($)
                             TO THE CORPORATION OR ITS
PURPOSE                             SUBSIDIARIES         TO ANOTHER ENTITY

SHARE PURCHASE

NIL                                     NIL                     NIL

OTHER

Employee Indebtedness                $18,933(1)                 NIL

------------------
(1) The $18,933 represents an interest free housing loan to an employee that was granted by our Predecessor. The loan was transferred to us on the implementation of the Plan. Although the loan matured on August 1, 2002, as of the date hereof, it has not yet been repaid. The loan is unsecured but may, at our option, become secured against the borrower's residence.

      As at the date hereof and since the beginning of our most recently completed financial year, there was no indebtedness in respect of the purchase of securities and no other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by any individual who is or was since the beginning of the recently completed financial year end a present or former executive officer or director of the Corporation or an associate of any of the foregoing.

      Other than as set forth herein, as of the date hereof we are not aware of any material interest, direct or indirect, of any shareholder of Western who holds more than 10% of the voting rights attached to the Common Shares, any of Western or our subsidiaries' directors or executive officers or any director or executive officer of any shareholder of Western who holds more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

      ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See "Item 17. Financial Statements" for financial statements filed as part of this annual report.

EXPORT SALES

      See "Item 4. Information on the Company - B. Business Overview - Sales, Marketing and Distribution" for the total amount of export sales and percentage and amount of export sales in the total amount of sales volume.

LEGAL PROCEEDINGS

      CBC, a lumber broker for our Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation because it intended to enter into an exclusive sales relationship with a third party and for breach of contract. CBC has sought two forms of relief: (a) $4.5 million in damages; and (b) an injunction precluding the entering into of the proposed sales contract with the third party. Although Proof of Claim materials were delivered to CBC pursuant to the Revised Claims Process Order of our Predecessor, no Proof of Claim was filed by CBC. The court accepted the position that there is no anti-trust legislation violation and that any monetary claim that CBC may have was provable in our Predecessor's CCAA proceeding. It declined to make any ruling regarding the breach of contract claim. The court dismissed CBC's complaint. CBC is appealing the decision. The claim is in the name of our Predecessor and continues to be vigorously defended. We believe there is no merit to the claim.

      See "Item 4. Information on the Company - A. History and Development of the Company" for a discussion of our Predecessors' Plan and the resolution of our Predecessor's CCAA proceedings. See also "Item 4. Information on the Company
- B. Business Overview" for a discussion of the disposition of our Predecessor's actions against the Provincial Government.

      In addition to the litigation discussed above or elsewhere herein, we are also subject to routine litigation incidental to our business, the outcome of which we do not anticipate will have a material adverse affect on our business or financial condition.

DIVIDEND INFORMATION

      The payment of dividends on the Common Shares is at the discretion of the Board and depends on our financial condition, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. No dividends have been paid by us on the Common Shares.

      The Secured Bond Indenture contains covenants limiting certain restricted payments, including the payment of dividends on Common Shares (other than stock dividends). The Secured Bond Indenture provides, among other things, that any subsidiary may declare or pay dividends or otherwise make distributions in cash to us or a guarantor under the Secured Bond Indenture.

      See "Item 10. Additional Information - B. Articles and Bylaws - Secured Bonds".

B.    SIGNIFICANT CHANGES

      In response to lower than expected sales and to reduce the amount of cash tied up in log and lumber inventories, we announced in June 2005 that we will be taking down-time at both our logging and sawmilling operations over the summer 2005. Logging operations will be curtailed starting at various dates in July 2005 and all will be idle through to the end of August 2005. Critical road and bridge building programs may continue throughout this period. Taking the down-time should allow us to reduce our log and lumber inventories by approximately $40-$50 million.

      At the same time, we also announced that we will defer payment of 50% of the interest due on June 30, 2005 as permitted under the terms of the Secured Bond Indenture. The unpaid interest amounting to approximately $10.3 million carries interest at 15% and can be repaid at any time during the Secured Bonds' life, and in any event no later than July 28, 2009.

      Except as stated above or as otherwise disclosed herein, there are no significant changes that have occurred since the date of the annual financial statements.

      ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAIL

      Not applicable except 9.A.4.

      The following table sets forth the annual, quarterly and monthly high and low sales prices of the Common Shares on the Toronto Stock Exchange ("TSX") for the periods indicated:

                                                                              COMMON SHARES
                                                                            HIGH          LOW
ANNUAL HIGHS AND LOWS
2004 (from August 3, 2004 to December 31, 2004).......................     $11.30        $6.63

QUARTERLY HIGHS AND LOWS
2004
Third Quarter  (from August 3, 2004 to September 30, 2004)............     $11.30        $9.00
Fourth Quarter .......................................................     $ 9.70        $6.63
2005
First Quarter.........................................................     $ 8.25        $6.80

MONTHLY HIGHS AND LOWS
2004
December..............................................................     $ 7.55        $6.63
2005
January...............................................................     $ 8.20        $7.10
February..............................................................     $ 8.25        $6.80
March.................................................................     $ 8.00        $7.25
April.................................................................     $ 7.50        $7.00
May ..................................................................     $ 6.35        $5.25

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      The Common Shares are listed for trading on the TSX under the stock symbol WEF.

      There is currently no organized public market for the Secured Bonds or the Class C Warrants and we do not intend to apply for the listing of the Secured Bonds or the Class C Warrants on any securities exchange.

D.    SELLING SHAREHOLDER

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF ISSUE

      Not applicable.

      ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    ARTICLES AND BYLAWS

      Western is organized under the laws of Canada, and has been assigned corporation number 420424-7.

      Western's Articles and Bylaws do not contain a description of its objects and purposes. We may perform any and all corporate activities permissible under the laws of Canada.

      Under the CBCA, directors who have an interest in a contract or transaction must declare their interest and may not vote in respect of such contract or transaction (except where the contract or transaction relates primary to their remuneration, is for indemnity or insurance permitted under the CBCA or is with an affiliate), but they are still counted in the quorum present. Western's Articles and Bylaws do not restrict a director's power to vote compensation to themselves or any other members in the absence of an independent quorum. Western's Bylaws provide that the directors may, without authorization of the shareholders, exercise borrowing powers and permits them to delegate by board resolution such powers to a director, a committee of directors or an officer of Western. There is no mandatory retirement age for our directors and the directors are not required to own our securities in order to serve as directors.

      An annual meeting of Western's shareholders must be held once in every calendar year not later than 18 months after incorporation and thereafter not later than 15 months after the last preceding annual meeting, but no later than six months after the end of the preceding financial year, and at such place as the Board may determine in accordance with the CBCA. The holders of not less than 5% of Western's issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of Western is one or more voting persons present or deemed to be present (a voting person being a shareholder entitled to vote at the meeting or a duly appointed proxyholder of, or duly authorized representative of, the shareholder so entitled), and holding or representing by proxy (in the aggregate) not less than one twentieth of the total votes attaching to all shares. The only persons entitled to be present at a meeting of shareholders are voting persons, the directors and auditors of Western and others who are entitled or required under the CBCA or our Articles or Bylaws to be present at a meeting of shareholders.

      Western's Articles provide that the Board is to consist of a minimum of three directors and a maximum of 15 directors. Western currently has 7 directors. At each annual meeting of shareholders of Western, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA.

      Western's Articles and Bylaws do not contain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring of Western. The Board may however, by resolution authorize the issuance by the Board of preferred stock in series.

      Western's Articles and Bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed and do not limit non-resident or foreign shareholders to hold or exercise voting rights.

SHARE CAPITAL

      Western's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which, as of June 21, 2005, 25,631,795 Common Shares are issued and outstanding, and no Preferred Shares are issued and outstanding.

      All the Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders of Western (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each of the Common Shares carries with it the right to one vote.

      In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, the holders of Common Shares will be entitled to receive on a pro rata basis, all of our assets remaining after payment of all of our liabilities, subject to the rights of the holders of Preferred Shares. The Common Shares carry no pre-emptive, exchange or conversion rights. Subject to the rights of the holders of Preferred Shares, the holders of the Common Shares are entitled to receive on a pro rata basis such dividends as our Board of Directors may declare out of funds legally available therefor.

      Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the CBCA. Generally speaking, substantive changes to Western's share capital require the approval of Western's shareholders by special resolution (at least 2/3 of the votes cast).

      The Preferred Shares may, at any time or from time to time, be issued in one or more series, and the directors may, by resolution, fix the number of Preferred Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series. Before issuing Preferred Shares of a series, the directors must file with the Director of the CBCA articles of amendment. Preferred Shares of each series rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding-up or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.

      If Preferred Shares were outstanding, the holders of such shares would be entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of our assets on a liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs. The Preferred Shares of each series may be given such other preferences not inconsistent with the above over the Common Shares as may be determined in the case of each series authorized to be issued.

      Except as otherwise required by law, the holders of the Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of Western.

CLASS C WARRANTS

      As of June 21, 2005, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants are issued and outstanding. The Class C Warrants were issued under the Class C Warrant Indenture entered into with the Class C Warrant Trustee in connection with the implementation of the Plan. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price: Cdn$16.28 for Tranche 1 Class C Warrants, Cdn$26.03 for Tranche 2 Class C Warrants, and Cdn$33.83 for the Tranche 3 Class C Warrants.

      The Class C Warrants are non-transferable and have a five-year term that expires on July 27, 2009, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Common Shares trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, on or after the first anniversary of the Plan Implementation Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of the Western owning less than 80% of the issued and outstanding equity shares of the continuing entity.

      The foregoing summary is qualified in its entirety by reference to the provisions of the Class C Warrant Indenture available on EDGAR at www.sec.gov (under a Form 6-K dated March 28, 2005) and on SEDAR at www.sedar.com, under the name "Western Forest Products Inc.".

STOCK OPTIONS

      Western has an Option Plan which permits the granting of options to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Option Plan. As of June 21, 2005, 374,590 options have been granted. See "Item 6. Directors, Senior Management and Employees - B. Compensation - Options to Purchase Securities From Registrant or Subsidiaries" for a discussion of the Option Plan.

SECURED BONDS

      On July 27, 2004 Western issued the Secured Bonds, which have an aggregate principal face value of U.S.$221 million, under the Secured Bond Indenture entered into with the Secured Bond Trustee, in connection with the refinancing of the indebtedness held by Doman's senior secured noteholders under the Plan. The Secured Bonds are direct, secured obligations of Western and are guaranteed by certain of the subsidiaries of Western (but not WPL) pursuant to a Supplemental Bond Indenture. Pursuant to the Secured Bond Indenture and the Supplemental Bond Indenture and a number of security agreements entered into in connection with such indentures, the obligations under the Secured Bonds are secured by a first priority charge over all of the fixed assets of Western and such subsidiaries, which rank pari passu with any security granted to secure certain obligations under any hedging arrangements and which (pursuant to the Inter-Creditor Agreement) rank subordinate to the security interest of CIT Business Credit Canada Inc. ("CIT") under the Working Capital Facility as to current assets.

      The Secured Bonds have the following material terms: (a) maturing and fully repayable on July 28, 2009; (b) interest-bearing at the rate of 15% per annum, which may be deferred as to one-half of the amount payable on an interest payment date; (c) redeemable, at Western's option on or after July 28, 2005, in whole or in part, upon payment to the bondholders of all accrued and unpaid interest thereon and the redemption price prevailing at the time notice of such redemption is given, which will be a certain percentage of the face value of the outstanding Secured Bonds in each year; and (d) the right of the holders of Secured Bonds to receive an offer to purchase from Western in certain events (Change of Control Offer and Surplus Proceeds Offer as defined in the Secured Bond Indenture).

      The Secured Bond Indenture contains the following covenants, among others, of Western in favour of the holders of the Secured Bonds: (a) not to incur additional debt, except for certain permitted indebtedness; (b) not to incur any liens to secure any debt, other than to secure the Secured Bonds or certain permitted indebtedness; (c) to apply net proceeds of specified asset sales, collateral loss events, softwood duty settlements, or capital markets transactions and any proceeds received from the Pulpco Note to a collateral cash account, to be disbursed, on Western's application to the Secured Bond Trustee, to Western to ensure adequate liquidity to achieve its business plan, to payment of deferred interest or to reinvestment in replacement collateral, and if the cash collateral account exceeds 5% of the outstanding principal amount of the Secured Bond's after taking into account reserves for such liquidity and reinvestment then to the obligation on Western to offer to purchase the Secured Bonds to the extent of the available amount in the cash collateral account, subject to a 25% limitation imposed on such offer in order to qualify for an exemption from Canadian interest withholding tax; (d) limitations on transaction(s) with affiliates; (e) mandatory repurchase of Secured Bonds upon a change of control event; (f) the right of the Secured Bond Trustee or the holders of not less than 25% in principal amount of the outstanding Secured Bonds upon an event of default to declare the principal amount of the outstanding Secured Bonds and accrued interest to be immediately due and payable; and (g) file and distribute quarterly and annual reports and other documents that would be required under sections 13(a) or 15(d) of the U. S. Securities Exchange Act of 1934.

      The foregoing summary is qualified in its entirety by reference to the provisions of the Secured Bond Indenture available on EDGAR at www.sec.gov (under a Form 6-K dated March 28, 2005) and available on SEDAR at www.sedar.com under the name "Western Forest Products Inc."

WORKING CAPITAL FACILITY

        Western has entered into a revolving line of credit evidenced by the Working Capital Facility and dated as of July 27, 2004 with CIT providing for revolving advances up to $100 million principal. The total Working Capital Facility is subject to a borrowing base calculation based on the amount of eligible accounts receivable and inventories, which can vary significantly over time. The borrowing base is the sum of

      (a)   85% of eligible trade receivables; and

      (b)   the least of

            (i) 65% of eligible inventory valued at the lower of cost or market;

            (ii) 80% of the appraised net recovery value of eligible inventory; and

            (iii) $175,000,000 (the "Inventory Loan Cap");

      less

      (c)   $40,000,000 ("net availability reserve").

The net availability reserve may be reduced to $25,000,000 if the Fixed Charge Coverage Ratio (as defined in the Working Capital Facility) for the period specified is not less than 1.10:1.00. The Inventory Loan Cap may be increased to $200,000,000 for a maximum period of 120 days once per year subject to certain conditions including, if the net availability reserve has been reduced to $25,000,000, that such Fixed Charge Coverage Ratio is maintained at all times during such period.

      The Working Capital Facility has a term of three years with automatic annual renewals. Interest on the Working Capital Facility is payable monthly at a rate equivalent to the CIBC prime bank rate plus 0.75% per annum, or at our option, Banker's Acceptances plus 2.25% per annum.

      Certain of our operating subsidiaries have provided guarantees to CIT to secure Western's obligations to CIT and Western granted CIT a first lien on, and security interest in, all of our present and future accounts receivable, inventory and other current assets.

      The foregoing summary is qualified in its entirety by reference to the provisions of the Working Capital Facility attached as Exhibit 4.4 hereto.

C.    MATERIAL CONTRACTS

      We have entered into the following material contracts: (1) Secured Bond Indenture; and (2) Class C Warrant Indenture. We have also entered into the Working Capital Facility. See "Item 10. Additional Information - B. Articles and Bylaws" for a summary of these contracts.

      In addition, we have entered into employment contracts with our CEO and CFO. For a summary of the terms of such contracts, see "Item 6. Directors, Senior Management and Employees - B. Compensation - Employment Contract".

      Other than as disclosed herein, we have not entered into any material contracts, other than in the ordinary course of business, since our incorporation that are still in effect.

D.    EXCHANGE CONTROLS

      There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our securities. However, any remittances of dividends on shares to U.S. residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of Western's voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty").

      Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote securities of the Company under the laws of Canada or British Columbia, or in Western's charter documents.

      The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets, calculated in the manner prescribed, exceeds certain thresholds (generally five million dollars, in the case of direct acquisitions and fifty million dollars, in the case of indirect acquisitions), such thresholds being favourably varied by the Minister each year for WTO investors (including the U.S.), except where the activity of the business is related to uranium production, financial services, transportation or culture. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

      If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment.

E.    TAXATION

CANADIAN INCOME TAX CONSIDERATIONS

      The following is a summary of the principal Canadian federal income tax consequences to a holder of Western's securities who is not resident in Canada nor deemed to be a resident of Canada under the ITA.

      The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any holder of our securities and no representation with respect to the particular tax consequences to any holder of Western's securities is made. Accordingly, holders of Western's securities should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of Western's securities, including the applicability and the effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

      This summary is based on the current provisions of the ITA and the regulations thereunder, our understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

      This summary assumes that throughout the period that Western's securities are outstanding: (i) the holders have never been resident in Canada, (ii) Western's dealings with each of the holders will be at arm's length within the meaning of the ITA; (iii) the securities are capital property to the holders;
(iv) the holders do not use or hold and are not deemed or considered to use or hold the securities in carrying on business in Canada and have not acquired any of them in one or more transactions considered to be an adventure in the nature of trade within the meaning of the ITA; (v) the holders are not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of Western's securities in computing income from carrying on business in Canada; and (vi) with respect to the Secured Bonds, Western will not, under any circumstances, be obliged to pay more than 25% of the aggregate principal amount of the Secured Bonds within five years from the date of issue, except in the event of a default under the terms of the Secured Bonds or of any agreement relating thereto, or if the terms of the Secured Bonds or any such agreement become unlawful or are changed by legislative, judicial or certain administrative actions. This summary is not applicable to a holder of Western's securities that is a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the ITA.

Secured Bonds

      No Canadian taxes on income (including taxable capital gains) will generally be payable in respect of the holding, redemption or disposition of the Secured Bonds by non-resident holders. No Canadian withholding tax will be payable on interest paid or credited to non-resident holders of the Secured Bonds.

The Western Shares

      Dividends. Dividends paid on Western's shares to a non-resident holder will be subject to withholding tax under the ITA at a rate of 25%, subject to a reduction under the provisions of any relevant tax treaty. For holders who are United States residents, under the Treaty this withholding tax rate is reduced to 15%, and to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of Western's shares.

      Capital Gains. A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a Western share unless, subject to the provisions of a relevant tax treaty, the share represents "taxable Canadian property" to the holder, as defined in the ITA. Western's shares will be taxable Canadian property to a non-resident holder only if the non-resident holder, together with persons with whom the non-resident holder does not deal at arm's length, collectively owned not less than 25% of the issued shares of any class of the capital stock of Western at any time during the five year period preceding the disposition of such shares. For a holder who is a United States resident, even if the shares represent taxable Canadian property, under the Treaty no Canadian taxes will generally be payable on a capital gain realized on such shares, unless the value of such shares is derived principally from real property situated in Canada.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      This section describes the material United States federal income tax consequences for U.S. Holders (as defined below) that own Western securities. This section does not apply to a U.S. Holder that is a member of a special class of holders subject to special rules, including:

      -     a financial institution;

      -     a dealer in securities or commodities;

      -     a trader in securities;

      -     a tax-exempt organization;

      -     an insurance company;

      -     a person liable for the alternative minimum tax;

      - a person that holds Western securities as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction;

      -     a person whose functional currency is not the U.S. dollar;

      -     a U.S. expatriate;

      -     a regulated investment company;

      -     a real estate investment trust; or

      -     a partnership or other pass through entity.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

      For purposes of this discussion, a U.S. Holder is a beneficial owner of securities that is:

      -     a citizen or resident of the United States;

      -     a domestic corporation;

      - an estate, the income of which is subject to United States federal income tax regardless of its source; or

      - a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      U.S. Holders should consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Western securities in their particular circumstances.

The Western Shares

      The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Western shares by U.S. Holders who, directly or indirectly, own less than 10% of Western voting shares, (ii) hold Western shares as capital assets and (iii) are residents of the United States and not also residents of Canada for purposes of the Treaty.

      Taxation of dividends and distributions. Subject to the passive foreign investment company ("PFIC") rules discussed below and the relevant Treaty provisions, the gross amount of distributions made by Western with respect to the Western shares (including the amount of any Canadian taxes withheld therefrom) will generally be includable in a U.S. Holder's gross income in the year actually or constructively received as foreign source dividend income to the extent that such distributions are paid out of Western's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as non-taxable returns of capital to the extent of the U.S. Holder's basis in the shares, and capital gain thereafter. No dividends-received deduction will be allowed for U.S. federal income tax purposes for distributions on Western shares. With respect to certain non-corporate U.S. Holders for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) Western is not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, (2) Western is a "qualified foreign corporation" and
(3) certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Western shares.

      The amount of any distribution paid in Canadian dollars will be equal to the U.S. dollar value of such Canadian dollars on the date such distribution is received by a U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution of Canadian dollars is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss with respect to the distribution. Gain or loss, if any, realized on the sale or other disposition of such Canadian dollars will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

      Taxation of sales or other dispositions of Western shares. Subject to the PFIC rules discussed below, upon the sale or other disposition of Western shares, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Holder's amount realized and the U.S. Holder's tax basis in such shares. If a U.S. Holder receives consideration for shares paid in a currency other than U.S. dollars, the U.S. Holder's amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of the payment for cash basis taxpayers and on the date of disposition for accrual basis taxpayers. However, if the shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the U.S. dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      Passive foreign investment company rules. Western believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2004. There can be no assurance that Western will not be considered a PFIC in the current or any future taxable year because the PFIC determination is an annual factual determination and there are uncertainties in the application of the relevant rules. If Western were to be treated as a PFIC for any year during a U.S. Holder's holding period, unless that holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may only be made if Western's shares are "marketable stock"), a U.S. Holder will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions. Under these special tax rules

      - the excess distribution or gain will be allocated rateably over the U.S. Holder's holding period for the shares,

      - the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Western is treated as a PFIC, will be treated as ordinary income, and

      - the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if a U.S. Holder holds the Western shares as capital assets.

      If a U.S. Holder holds shares in any year in which Western is a PFIC, that holder will be required to file Internal Revenue Service Form 8621.

Secured Bonds

      Interest, original issue discount, market discount and premiums. To the extent any portion of stated interest on the Secured Bonds is unconditionally payable in cash at least annually, such interest will constitute "qualified stated interest" and will be taxable to a U.S. Holder as ordinary income in accordance with the holder's method of accounting for U.S. federal income tax purposes. In addition the Secured Bonds will be treated as issued with original issue discount ("OID") equal to the excess of their "stated redemption price at maturity" over their "issue price." The stated redemption price at maturity of a Secured Bond will include all payments on the Secured Bond, other than qualified stated interest. Assuming a substantial portion of Secured Bonds were issued for money, the issue price will generally equal the consideration paid for such Secured Bonds upon the issuance thereof (or, if cash consideration were paid for the Secured Bonds and Western shares, an allocable portion thereof). U.S. Holders of Secured Bonds will recognize as additional interest income the amount of OID on the Secured Bonds as the discount accrues over the term of the Secured Bonds in accordance with a constant yield method.

      If a U.S. Holder purchased a Secured Bond for an amount greater than its adjusted issue price (its issue price increased by OID previously accrued on the Secured Bond and decreased by any payments other than qualified stated interest) and less than its stated redemption price, such holder will be considered to have purchased the Secured Bond at an acquisition premium, and will be able to reduce the amount of OID accruals by the allocable portion of such acquisition premium. If a U.S. Holder purchased a

Secured Bond at an amount in excess of its stated redemption price, such holder will be considered to have purchased the Secured Bond with amortizable bond premium, will not be subject to the OID rules and may elect to amortize such premium over the remaining term of the Secured Bond. If a U.S. Holder purchased a Secured Bond at an amount less than the Secured Bond's revised issue price, subject to a de minimis rule, such holder will be considered to have purchased the Secured Bond at a market discount, and any gain recognized will be treated as ordinary income to the extent of any accrued market discount on the Secured Bond (unless the holder has made an election to accrue market discount in income over the term of the Secured Bond).

      Alternatively, a U.S. Holder may elect to include qualified stated interest as well as OID, taking into account market discount, de minimis market discount, amortizable bond premium or acquisition premium, if any, in gross income on a constant yield basis.

      Sale, exchange or retirement of the Secured Bonds. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Secured Bond, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued and unpaid interest, which amount will be taxable as ordinary income unless previously included in income) and such U.S. Holder's adjusted tax basis in the Secured Bond. A U.S. Holder's adjusted tax basis in a Secured Bond generally will equal the cost of the Secured Bond to such U.S. Holder, increased by OID included in income and any accrued market discount included in income with respect to the Secured Bond, and decreased by the amount of any payments (other than qualified stated interest) received by such U.S. Holder and any amortizable bond premium previously taken into account.

      Subject to the market discount rules discussed above, gain or loss recognized on the disposition of a Secured Bond generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the Secured Bond is more than one year. The deduction of capital losses is subject to certain limitations.

F.    DIVIDENDS AND PAYING AGENT

      Not Applicable.

G.    STATEMENT BY EXPERTS

      Not Applicable.

H.    DOCUMENTS ON DISPLAY

      By virtue of our Secured Bond Indenture, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto and Form 6-Ks, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission's regional offices. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at l-800-SEC-0330.

      We also file reports and other information with the securities regulator authorities in certain provinces of Canada. The filings are electronically available from the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the Commission's electronic document gathering and retrieval system (EDGAR).

I.    SUBSIDIARY INFORMATION

      Not applicable.

      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

      The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table presents, in respect of our long-term debt obligations, principal cash flows and related interest rates by expected maturity dates. The information is presented in Canadian dollar equivalents, which is our reporting currency.

                                                        DECEMBER 31, 2004
                              -----------------------------------------------------------------------
                                                      EXPECTED MATURITY DATE
                              -----------------------------------------------------------------------
                                                                                               Fair
                              2005   2006   2007   2008     2009     Thereafter    Total     Value(1)
                              ----   ----   ----   ----   --------   ----------   --------   --------
                                                  (CDN.$ EQUIVALENT IN THOUSANDS)
LIABILITIES
Long-Term Debt:
  Fixed Rate..............       -      -      -      -   $265,945            -   $265,945   $300,520
    Interest Rate.........       -      -      -      -         15%           -         15%

------------------
(1) Fair value determined based on the estimated market price of the Secured Bonds as at December 31, 2004 translated at the foreign exchange rate at December 31, 2004.

FOREIGN CURRENCY EXCHANGE RATE RISK

      The table below provides information about our financial instruments by functional currency and presents such information in U.S. dollars. The table summarizes information with respect to our U.S. dollar-denominated long-term debt obligations that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related interest rates by expected maturity dates:

                                                        DECEMBER 31, 2004
                              -----------------------------------------------------------------------
                                                      EXPECTED MATURITY DATE
                              -----------------------------------------------------------------------
                                                                                               Fair
                              2005   2006   2007   2008     2009     Thereafter    Total     Value(1)
                              ----   ----   ----   ----   --------   ----------   --------   --------
                                                       (US$ IN THOUSANDS)
ON-BALANCE SHEET FINANCIAL
INSTRUMENTS
Cdn. $ Functional Currency:
Liabilities
Long-Term Debt:
   Fixed Rate...............     -      -      -      -   $221,000            -   $221,000   $249,730
    Interest Rate...........     -      -      -      -         15%           -         15%

------------------
(1) Fair value determined based on the estimated market price of the Secured Bonds as at December 31, 2004.

      For the impact of changes in foreign exchange rates on operations and long-term debt, please see "Item 5. Operating and Financial Review and Prospects
- D. Trend Information - Foreign Currencies".

      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      In respect of the Company, none.

      See, however, "Item 4. Information on the Company - A. History and Development of the Company" for a discussion of our Predecessor's Plan.

      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      In respect of the Company, none.

      See, however, "Item 4. Information on the Company - A. History and Development of the Company" for a discussion of our Predecessor's Plan.

      See "Item 8. Financial Information - A. Consolidated Statements and Other Financial Statements - Dividend Information" and "Item 10. Additional Information - B. Articles and Bylaws - Secured Bonds" for a discussion of restrictions on dividends.

      ITEM 15. CONTROLS AND PROCEDURES

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the U.S. Securities Exchange Act of 1934, such as our annual report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

      Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective at a reasonable assurance level that material information relating to us, including our consolidated subsidiaries, is made known to them by others within the Company and our consolidated subsidiaries, particularly during the period in which this report is being prepared.

      During and after such evaluation, there were no significant changes in our internal controls or in other factors that has materially affected these controls or is reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      ITEM 16. RESERVED

      ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

      The Board has determined that there is at least one audit committee financial expert serving on its audit committee. The Board has determined that John MacIntyre, the chair of the Board and the audit committee, qualifies as an audit committee financial expert, and that he is an independent (as defined under the New York Stock Exchange rules) board member.

      See "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management" for a description of Mr. MacIntyre's experience and education.

      ITEM 16B CODE OF ETHICS

      The Board has adopted two written codes of conduct, an Employee Code of Conduct for employees and a Code of Business Conduct and Ethics for directors and officers, including the CEO and CFO, to promote integrity and good governance.

      A copy of the Codes can be viewed on our website at www.westernforest.com. A copy is also available upon request from our corporate secretary without charge.

      ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

EXTERNAL AUDITOR SERVICE FEES

      The aggregate fees billed for professional services rendered by our auditors, KPMG LLP to us and our Predecessor for the year ended December 31, 2004 are as follows:

                                                           Period from
                                                            July 28 to      Period from January       Year end
                                                        December 31, 2004   1 to July 27, 2004    December 31, 2003
                                                        -----------------   -------------------   -----------------
                                                             Company            Predecessor          Predecessor
                                                        -----------------   -------------------   -----------------
KPMG LLP
(a)  Audit fees:                                                                                      $  315,000
       Audit of the consolidated financial statements
       at December 31, 2004                                  $345,000                    -                     -
       Audit of the opening balance sheet at July 28,         165,000                    -                     -
       2004                                                    20,000           $   38,500                     -
       Quarterly reviews
(b)  Audit-Related Fees(1)                                     45,250              144,200               165,050
TOTAL AUDIT AND AUDIT-RELATED FEES                            575,250              182,700               480,050
(c)  Tax Fees(2)                                              117,570              416,818               131,851
(d)  All Other Fees:
       Monitor fees in CCAA                                         -              662,068               480,743
       Internal control advisory fees                               -               45,000                     -
       Forensic services                                            -               30,000                40,833

TOTAL FEES                                                   $692,820           $1,336,586            $1,133,527

(1) Audit-related fees for the current year consist principally of fees for professional services rendered with respect to the auditors involvement with the CCAA Information Circular and related accounting assistance, audits of defined pension plans, and advice and assistance related to accounting issues and new standards.

(2) Tax fees consist of fees for tax compliance services, tax planning and tax restructuring associated primarily with the CCAA process.

PRE-APPROVAL POLICIES AND PROCEDURES OF NON-AUDIT SERVICES

      The Audit Committee has adopted the following pre-approval policies:

      (a) Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services.

      (b) All additional requests to engage our auditor for other services will be addressed on a case-by-case specific engagement basis. Except as otherwise permitted by applicable law, the engagement may only commence upon approval by the Audit Committee.

      The Audit Committee pre-approves all services to be rendered by its auditors. In particular, the Audit Committee pre-approves individually all non-audit services to be rendered by its auditors. The Audit Committee has pre-approved 100% of the services listed in items (b) to (d) of the table above in respect of the Company. We understand that Doman's audit committee has pre-approved 100% of the services listed in items (b) to (d) of the table above in respect of our Predecessor.

      ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

      ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      None.

                                    PART III

      ITEM 17. FINANCIAL STATEMENTS

      (a)   Financial Statements of the Company:

      1.    Report of Independent Registered Public Accounting Firm, KPMG LLP.

      2.    Consolidated Balance Sheets as at December 31, 2004 and July 28,
            2004.

      3. Consolidated Statements of Operations and Consolidated Statements of Deficit for the period from July 28, 2004 to December 31, 2004.

      4. Consolidated Statements of Cash Flows for the period from July 28, 2004 to December 31, 2004.

      5.    Notes to Consolidated Financial Statements.

      (b)   Financial Statements of Doman Industries Limited(1)

      1.    Report of Independent Registered Public Accounting Firm, KPMG LLP.

      2.    Consolidated Balance Sheets as at July 28, 2004 and December 31,
            2003.

      3. Consolidated Statements of Operations and Consolidated Statements of Deficit for the period from January 1, 2004 to July 28, 2004 and for the years ended December 31, 2003 and 2002.

      4. Consolidated Statements of Cash Flows for the period from January 1, 2004 to July 28, 2004 and for the years ended December 31, 2003 and 2002.

      5.    Notes to Consolidated Financial Statements.

(1) Although not comparable, certain consolidated financial information and other information of Doman Industries Limited may be of limited interest to security holders of Western, and has been included in this annual report.

                          WESTERN FOREST PRODUCTS INC.

THE FOLLOWING CONSOLIDATED FINANCIAL STATEMENTS ISSUED SUBSEQUENT TO THE IMPLEMENTATION OF THE PLAN MAY NOT BE COMPARABLE WITH THE CONSOLIDATED FINANCIAL STATEMENTS ISSUED BY DOMAN INDUSTRIES LIMITED PRIOR TO THE PLAN IMPLEMENTATION, DUE TO THE DIFFERENCES IN THE COMPANY'S CORPORATE AND FINANCIAL STRUCTURE AS COMPARED TO DOMAN, THE APPLICATION OF FRESH START ACCOUNTING RESULTING FROM IMPLEMENTATION OF THE PLAN AND DIFFERENCES IN CERTAIN ACCOUNTING POLICIES. ACCORDINGLY THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE COMPARATIVE INFORMATION. CERTAIN CONSOLIDATED FINANCIAL INFORMATION OF DOMAN INDUSTRIES LIMITED MAY BE OF LIMITED INTEREST TO THE SECURITYHOLDERS OF THE COMPANY, AND HAS BEEN INCLUDED FOR 2004, 2003 AND 2002 IN THIS FORM 20-F.

Consolidated Financial Statements
(Expressed in Canadian dollars)

WESTERN FOREST PRODUCTS INC.

For the period from July 28, 2004 to December 31, 2004

[KPMG LOGO]
             KPMG LLP                                Telephone  (604) 691-3000
             CHARTERED ACCOUNTANTS                   Fax        (604) 691-3031
             PO Box 10426  777 Dunsmuir Street       Internet   www.kpmg.ca
             Vancouver  BC  V7Y 1K3
             Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Western Forest Products Inc.

We have audited the accompanying consolidated balance sheets of Western Forest Products Inc. as at December 31, 2004 and July 28, 2004 and the consolidated statements of operations and deficit and cash flows for the period from July 28, 2004 to December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and July 28, 2004 and the results of its operations and its cash flows for the period from July 28, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 15, 2005, except as to note 13
  which is as of June 15, 2005

       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

WESTERN FOREST PRODUCTS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

                                                December 31,    July 28,
                                                    2004          2004
                                                ------------   ----------
                                                                (note 1)
Assets

Current assets:
      Cash                                       $    8,007    $   16,640
      Accounts receivable                            77,970        77,109
      Inventory (note 3)                            176,709       185,569
      Prepaid expenses                                5,204         8,421
                                                 ----------    ----------
                                                    267,890       287,739
Restricted assets (note 6)                           24,428             -

Investments                                           7,166         6,912

Property, plant and equipment (note 4)              395,554       421,662

Other assets                                          1,397         1,171
                                                 ----------    ----------
                                                 $  696,435    $  717,484
                                                 ==========    ==========

Liabilities and Shareholders' Equity

Current liabilities:
      Bank indebtedness (note 5)                 $   78,113    $   49,738
      Accounts payable and accrued liabilities       75,176        91,237
                                                 ----------    ----------
                                                    153,289       140,975

Long-term debt (note 6)                             253,522       279,825

Future income taxes (note 7)                         10,537        10,537

Other liabilities                                    29,382        30,972
                                                 ----------    ----------
                                                    446,730       462,309

Shareholders' equity:
      Share capital (note 8):
            Common shares                           255,175       255,175
      Deficit                                        (5,470)            -
                                                 ----------    ----------
                                                    249,705       255,175
                                                 ----------    ----------

                                                 $  696,435    $  717,484
                                                 ==========    ==========

Basis of presentation and reorganization proceedings (note 1)
Commitment and contingencies (note 9)

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statement of Operations and Deficit
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

For the period from July 28, 2004 to December 31, 2004

Sales                                                                           $   324,106

Costs and expenses:
      Cost of goods sold                                                            263,374
      Anti-dumping and countervailing duties                                         21,050
      Freight expenses                                                               27,903
      Selling and administration                                                      9,721
      Amortization of property, plant and equipment                                  14,249
                                                                                -----------
                                                                                    336,297
                                                                                -----------

Operating loss                                                                      (12,191)

Interest income (expense):
      Bank indebtedness                                                              (1,660)
      Long-term debt                                                                (17,045)
      Foreign exchange gains (losses) on translation of long-term debt               27,436
      Amortization of deferred finance costs and debt discount                       (1,133)
                                                                                -----------
                                                                                      7,598

Other expense                                                                           (96)
                                                                                -----------

Loss before income taxes                                                             (4,689)

Income taxes (note 7)                                                                  (781)
                                                                                -----------

Net loss, being deficit, end of period                                          $    (5,470)
                                                                                ===========

Loss per share:
      Basic                                                                     $     (0.21)
      Diluted                                                                         (0.21)

Weighted average number of common and non-voting shares outstanding
   (thousands of shares)                                                             25,636
                                                                                ===========

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

For the period from July 28, 2004 to December 31, 2004

Cash provided by (used in):

Operations:
      Net earnings (loss) from continuing operations            $    (5,470)
      Items not involving cash:
            Amortization of property, plant and equipment            14,249
            Amortization and write-down of deferred charges             161
            Foreign currency translation gain                       (27,436)
            Accretion of debt discount                                1,133
            Other                                                    (1,844)
                                                                -----------
                                                                    (19,207)

      Changes in non-cash working capital items:
            Accounts receivable                                        (860)
            Inventory                                                 8,860
            Prepaid expenses                                          3,217
            Accounts payable and accrued liabilities                (17,061)
                                                                -----------
                                                                     (5,844)
                                                                -----------
                                                                    (25,051)

Investments:
      Additions to property, plant and equipment                     (5,329)
      Additions to capitalized roads                                 (6,307)
      Disposals of property, plant and equipment                      2,949
      Restricted assets                                              (2,883)
      Other                                                            (387)
                                                                -----------
                                                                    (11,957)

Financing:
      Bank indebtedness                                              28,375
                                                                -----------

Decrease in cash                                                     (8,633)

Cash, beginning of period                                            16,640
                                                                -----------

Cash, end of period                                             $     8,007
                                                                ===========

Supplementary information:
      Cash paid for:
            Interest                                            $    19,677
            Income taxes                                                  -

      Non-cash item:
            Take-back proceeds receivable (note 9(b)(iii))           21,546
                                                                ===========

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

1.    BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS:

      Western Forest Products Inc.'s ("Western" and together with its subsidiaries the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Western's active subsidiaries, all wholly owned, are as follows:

            Western Pulp Limited
            WFP Lumber Sales Limited
            4018982 Canada Inc. (formerly Doman Western Lumber Ltd.)

      On November 7, 2002, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor"), voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the British Columbia Supreme Court (the "Court").

      On July 27, 2004, the Predecessor implemented a Plan of Compromise and Arrangement under the CCAA and Reorganization under the Canada Business Corporations Act (the "CBCA") (the "Plan") and emerged from protection under the CCAA. Western was incorporated under CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purpose of implementing the Plan. The Company changed its name to "Western Forest Products Inc." on June 21, 2004. On July 27, 2004, Western acquired the solid wood and pulp assets from the Predecessor. Until the Plan was implemented, Western did not carry on any business and had no material assets or liabilities. Western commenced active business on July 28, 2004.

      The purpose of the Plan was to (1) compromise the claims of the Predecessor's affected creditors so as to enable its solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations; and (2) facilitate the repayment of Doman's secured senior notes through the distribution of certain warrants (exercisable for Western's secured bonds and Common shares) and the sale of certain private placement units consisting of Western's secured bonds and Common shares.

      The significant steps in the implementation of the Plan included:

      (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

      (b) the segregation of the principal operating assets of the Predecessor into two separate operating groups: the solid wood assets, which were transferred to Western, and the pulp assets, which were transferred to WPL; WPL became a wholly-owned subsidiary of Western;

      (c) the unsecured indebtedness of the Predecessor was compromised and converted to approximately 75% of the Common shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for the Company's secured bonds and Common shares);

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

1.    BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

      (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for U.S.$210 million, the Company issued secured bonds with an aggregate principal face value of U.S.$221 million and approximately 25% of Western's Common shares to the Standby Purchasers and those unsecured creditors of the Predecessor who exercised the warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover the Predecessors' CCAA exit costs, with the remaining amount released to the Company for working capital purposes.

      (e) Western entered into a working capital facility providing for revolving advances up to $100 million (note 5) and reorganized certain intercorporate debt; and

      (f) Western issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of Western on the terms set out in the Plan to existing shareholders of Doman (note 8); no other distributions were made or other compensation paid to Doman shareholders under the Plan.

      The Company's balance sheet as at July 28, 2004 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value. The enterprise value of $535 million was determined by the Company's management based on various third party reports and offers received in conjunction with the Predecessor's reorganization proceedings.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

1.    BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

      The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

                                                                                   Adjustments
                                                      Predecessor at    ---------------------------------     Western at
                                                      July 27, 2004                                         July 28, 2004
                                                     Balance prior to                         Fresh Start   Balance after
                                                   Plan Implementation    The Plan             Accounting       Plan
                                                   -------------------  -------------         -----------   -------------
                                                                         (note 1(a))          (note 1(b))
Assets

Current assets:
   Cash                                               $      16,640     $     279,750  (iii)  $         -   $      16,640

                                                                             (279,750) (ii)
   Accounts receivable                                       77,109                 -                   -          77,109
   Inventory                                                198,159                 -             (12,590)        185,569
   Prepaid expenses                                           8,421                 -                   -           8,421
                                                      -------------     -------------         -----------   -------------
                                                            300,329                 -             (12,590)        287,739

Investments                                                  10,085            (3,173) (ii)             -           6,912
Property, plant and equipment                               452,402                 -             (30,740)        421,662
Other assets                                                 17,266                75  (iii)      (16,170)          1,171
                                                      -------------     -------------         -----------   -------------

                                                      $     780,082     $      (3,098)        $   (59,500)  $     717,484
                                                      =============     =============         ===========   =============

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
   Bank indebtedness                                  $      49,738     $           -         $         -   $      49,738
   Accounts payable and accrued liabilities                  97,049            (5,812) (v)              -          91,237
   Accounts payable subject to compromise                    21,694           (21,694) (i)              -               -
   Secured interest payable                                  62,841           (62,841) (iv)             -               -
   Unsecured interest subject to
     compromise                                             140,080          (140,080) (i)              -               -
   Current portion of long-term debt subject to
     compromise                                             683,573          (683,573) (i)              -               -
   Current portion of long-term debt                        213,200          (213,200) (iv)             -               -
                                                      -------------     -------------         -----------   -------------
                                                          1,268,175        (1,127,200)                  -         140,975

Long-term debt                                                    -           279,825  (iii)            -         279,825
Other liabilities                                            25,086                 -               5,886          30,972
Future income taxes                                               -                 -              10,537          10,537

Shareholders' equity (deficiency):
   Old preferred shares                                      64,076           (64,076) (iv)             -               -
   Old common and non-voting shares                         242,942          (242,942) (iv)             -               -
   New common shares                                              -           255,175  (ii)             -         255,175
   Deficit                                                 (820,197)          896,120  (iii)      (75,923)              -
                                                      -------------     -------------         -----------   -------------
                                                           (513,179)          844,277             (75,923)        255,175
                                                      -------------     -------------         -----------   -------------

                                                      $     780,082     $      (3,098)        $   (59,500)  $     717,484
                                                      =============     =============         ===========   =============

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

1.    BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

      (a)   Plan of Arrangement Adjustments:

            In exchange for Doman's U.S. $513 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") received, on a pro rata basis, approximately 75% of the equity of the Company, consisting of newly issued common shares.

            (i) The following recorded liabilities of Doman, as at July 27, 2004, were liabilities subject to compromise.

Accrued interest payable on Unsecured Notes                               $    140,080
Long-term debt subject to compromise consisting of the Unsecured Notes         683,573
                                                                          ------------

Noteholders' liabilities subject to compromise                                 823,653
                                                                          ------------

Accounts payable and accrued liabilities subject to compromise                  21,694
Other long-term liabilities                                                          -
                                                                          ------------

Other affected creditors' liabilities subject to compromise                     21,694
                                                                          ------------

Total                                                                     $    845,347
                                                                          ============

            (ii) Under the Plan, the Company acquired all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets (previously sold by Doman on May 11, 2004), in exchange for 75% of the issued common shares of the Company and certain warrants of the Company. The remaining 25% of the issued common shares of the Company were issued to the new Senior Secured Bondholders as described below. The common share value of $255.2 million has been determined as the enterprise value of the Company using a going concern valuation approach, of $535 million less the $279.8 million value of the new Senior Secured Bonds ("Secured Bonds") issued to retire Doman's Senior Secured Notes ("Old Secured Notes"). The enterprise value has been determined by the Company's management based on various third party reports and offers received in conjunction with the reorganization proceedings.

            (iii) The Company issued Secured Bonds in the amount of US$221 million and 25% of the equity of the Company in exchange for cash of US$210 million. The Secured Bonds are recorded at the cash amount received of $279.8 million based on an exchange rate of 1.3325 at July 27, 2004. The difference between the cash paid and stated amount of the Secured Bonds represents a discount that will be accreted over the five year term of the Secured Bonds.

            (iv) The holders of the Old Secured Notes of Doman received a distribution of cash for 100% of their outstanding principle of US$160 million ($213.2 million) and unpaid interest of $62.8 million.

            (v) The Predecessor paid outstanding advisory fees of $5.8 million including legal, accounting and investment fees from cash on hand immediately before the transfer of assets to the Company.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

1.    BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

      (a)   Plan of Arrangement Adjustments (continued):

            (vi) The existing shareholders of Doman received three tranches of non-transferable class C warrants (note 8(c)) to acquire up to 10% of the shares of the Company. The warrants will expire if on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. In preparing the opening balance sheet, no value has been allocated to these warrants due to their contingent nature.

      (b)   Fresh start accounting adjustments:

            The Company has performed a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under Fresh Start Accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

            As required by CICA HB 1625, the enterprise value of $535 million has been allocated upon Fresh Start Accounting to the assets and liabilities of the Company in accordance with the guidance in CICA HB 1581 "Business Combinations":

Current assets                                       $     287,739
Investments                                                  6,912
Property, plant and equipment                              421,662
Other assets                                                 1,171
                                                     -------------
                                                           717,484

Current liabilities                                        140,975
Secured Bonds                                              279,825
Other long-term liabilities                                 30,972
Future income taxes                                         10,537
                                                     -------------
                                                           462,309
                                                     -------------

Equity value                                         $     255,175
                                                     =============

The adjustments required to arrive at the values above are as follows:

Inventory valuation                                   $    (12,590)
Property, plant and equipment write-down                   (30,740)
Deferred pension asset and other assets eliminated         (16,170)
                                                      ------------
                                                           (59,500)

Other long-term liabilities fair value adjustment           (5,886)
Future income taxes                                        (10,537)
                                                      ------------

Elimination of remaining deficit                      $    (75,923)
                                                      ============

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

2.    SIGNIFICANT ACCOUNTING POLICIES:

      These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Information regarding the measurement aspects of United States generally accepted accounting principles ("U.S. GAAP") as they affect the Company's consolidated financial statements is presented in note 13.

      The significant policies are summarized below.

      (a)   Basis of consolidation:

            These consolidated financial statements include the accounts of Western Forest Products Inc. and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

      (b)   Inventory:

            Inventory, other than supplies which are valued at average cost, are valued at the lower of average cost and net realizable value as follows:

            (i)   Lumber by species (hemlock, fir and cedar);

            (ii)  Logs by sawlogs and pulp logs; and

            (iii) NBSK pulp and chips in aggregate.

      (c)   Property, plant and equipment:

            Property, plant and equipment are initially recorded at cost. Amortization periods range from 5 to 10 years, except:

            (i) Logging roads: spur roads are expensed; temporary roads with a life of over three years are capitalized and amortized on a unit of production basis over the estimated volume of timber; and mainline roads are amortized on a straight line basis over the expected lives of the roads which range from 7 to 20 years.

            (ii) Timberlands: are capitalized and amortized on a straight line basis over 40 years; and

            (iii) Squamish Pulp Mill: amortization is on a unit of production basis over 15 years.

            The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (d)   Foreign currency translation:

            Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the period-end exchange rates. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and, accordingly, are included in interest expense.

      (e)   Reforestation obligation:

            Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The obligation is recognized at the fair value in the period in which the legal obligation was incurred, with the fair value of a liability determined with reference to the present value of estimated future cash flows.

            In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

      (f)   Revenue recognition:

            Sales are recognized when title to the goods transfers and the risk and rewards of ownership are passed to the customer which is generally at the time products are shipped to external customers. Countervailing and anti-dumping duties and freight costs are included in costs and expenses.

      (g)   Income taxes:

            The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

      (h)   Employee future benefits:

            The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (i)   Adoption of accounting policies:

            As a result of fresh start accounting, the Company adopted most of the accounting policies of the Predecessor Company except for the following:

            (i) for inventory valuation, the Predecessor aggregated lumber species in testing for lower of cost and net realizable value;

            (ii) for inventory valuation, the Predecessor aggregated sawlogs and pulp logs in testing for lower of cost and net realizable value; and

            (iii) for spur roads, the Predecessor capitalized spur roads and amortized the roads based on timber accessed by the roads.

3.    INVENTORY:

Raw materials                                                   $   4,048
Logs                                                               76,491
Finished pulp                                                       6,510
Lumber                                                             67,850
Supplies and other                                                 21,810
                                                                ---------

                                                                $ 176,709
                                                                =========

4.    PROPERTY, PLANT AND EQUIPMENT:

                                               Accumulated      Net book
      December 31, 2004             Cost      amortization        value
------------------------------   ----------   ------------     ----------
Land, buildings and equipment:
      Pulp mills                 $   38,436     $    1,112     $   37,324
      Solid wood facilities          96,602          5,008         91,594
      Land                           59,672              -         59,672
                                 ----------   ------------     ----------
                                    194,710          6,120        188,590

Timberlands                         176,759            848        175,911
Logging roads                        38,334          7,281         31,053
                                 ----------   ------------     ----------

                                 $  409,803     $   14,249     $  395,554
                                 ==========     ==========     ==========

During the period ended December 31, 2004, the Company reduced timberlands by $16.5 million and roads by $4.0 million to recognize the timber-take back proceeds (note 9(b)(iii)).

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

4.    PROPERTY, PLANT AND EQUIPMENT (CONTINUED):

      Amortization of property, plant and equipment:

Amortization of buildings and equipment                                 $   6,120
Amortization of timberlands and logging roads                               8,129
                                                                        ---------

                                                                        $  14,249
                                                                        =========

5.    BANK CREDIT FACILITY:

      On July 27, 2004, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100,000,000.

      At December 31, 2004, of the $93,906,000 of the facility that was available to the Company, $78,113,000 had been drawn down and $2,949,000 was used to support standby letters of credit leaving a balance of $12,844,000 available for future use.

6.    LONG-TERM DEBT:

                                                        December 31,      July 28,
                                                           2004             2004
                                                        -----------     -----------
Secured Bonds (US $221,000,000), 15% due in 2009        $   253,522     $   279,825
                                                        ===========     ===========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

6.    LONG-TERM DEBT (CONTINUED):

      On July 27, 2004, the Company issued US$221,000,000 of 15% Secured Bonds due 2009 for proceeds of US$210,000,000. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 5). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of:
      2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008 - 101.50%) and (ii)
      any accrued and unpaid interest.

      The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. At December 31, 2004, $2.9 million of cash from asset sales and $21.5 million in accounts receivable from the B.C. Government for the timber take-back (note 9 (b)(iii)) have been included in restricted assets on the balance sheet as these funds may be required to redeem Secured Bonds to the extent that the adequate liquidity criteria is met in the future.

7.    INCOME TAXES:

      Income tax expense for the period from July 28, 2004 to December 31, 2004 differs from the amount that would be computed by applying the Company's combined Federal and Provincial statutory rate as follows:

                                                                      2004         Tax rate
                                                                   ----------      --------
Net loss before taxes                                              $   (4,689)
                                                                   ==========

Expected income tax recovery                                       $    1,670         35.62 %

Tax effect of:
      Capital gains tax rate on unrealized foreign exchange gain        4,685         99.91
      Losses not recognized                                            (5,961)      (127.13)
      Large corporations tax                                             (781)       (16.66)
      Other                                                              (394)        (8.40)
                                                                   ----------      --------

Income tax expense per financial statements                        $     (781)       (16.66) %
                                                                   ==========      ========

Income tax recovery (expense) comprised of:
      Current income tax expense                                   $     (781)
      Future income tax expense                                             -
                                                                   ==========      ========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

7.    INCOME TAXES (CONTINUED):

                                                                December 31,    July 28,
                                                                    2004          2004
                                                                ------------  -----------
Future tax assets:
      Losses carried forward                                     $    5,961   $         -
      Reforestation and other accruals not deductible for tax
         until paid                                                  10,464        11,032
                                                                 ----------   -----------
                                                                     16,425        11,032
Valuation allowance                                                  (6,037)            -
                                                                 ----------   -----------
                                                                     10,388        11,032

Future tax liabilities:
      Property, plant and equipment, due to differences in net
         book value and unamortized capital cost                    (16,240)      (21,569)
      Unrealized foreign exchange gain                               (4,685)            -
                                                                 ----------   -----------
                                                                    (20,925)      (21,569)
                                                                 ----------   -----------

Net future tax liability                                         $  (10,537)  $   (10,537)
                                                                 ==========   ===========

      In addition, at December 31, 2004, a subsidiary of the Company has unused tax losses carried forward of approximately $450,000,000 (July 28, 2004 - $500,000,000) expiring between 2005 and 2010 which are available to reduce taxable income and capital losses of $880,000,000 which are available indefinitely, but can only be utilized against capital gains. The ability of the Company and its subsidiary to utilize the losses carried forward and capital losses is not considered more likely than not and therefore, a valuation allowance has been provided against the tax assets.

8.    SHARE CAPITAL:

      (a)   Authorized and issued share capital:

            Western's authorized capital consists of an unlimited number of Common shares (the "Common Shares") and an unlimited number of preferred shares issuable in series, of which, as of December 31, 2004, 25,635,424 Common Shares are issued and outstanding, and no preferred shares are issued and outstanding.

            All Common Shares rank equally as to voting rights, participation in a distribution of the assets of Western on a liquidation, dissolution or winding-up of Western and the entitlement to dividends.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

8.    SHARE CAPITAL (CONTINUED):

      (b)   Stock-based compensation plan:

            Western has an incentive stock option plan (the "Option Plan"), which permits the granting of options ("Options") to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Plan. The Option Plan provides that Western's Board of Directors may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates.

            The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the issued and outstanding Common Shares of the Company outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options. The maximum number of Common Shares that may be issued to the Company's insiders and their associates pursuant to Options granted under the Option Plan within any one-year period may not exceed 10% of the Company's issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of the issued and outstanding Common Shares.

            Each Option is exercisable, subject to vesting terms as may be determined by the Board, into one Common Share, subject to adjustments, at a price of not less than the closing price of the Common Shares on the TSX on the day immediately preceding the grant date. Options granted under the Option Plan expire, generally, a maximum of ten years from the date of the grant.

            The following table summarizes the Options outstanding at December 31, 2004:

                                    Number of    Exercise price per  Weighted average
                                  Common Shares     Common Share      exercise price
                                  -------------  ------------------  ---------------
Outstanding, July 28, 2004                 -                 -                   -
Granted                              299,590        $     9.72          $     9.72
Cancelled                                  -                 -                   -
Exercised                                  -                 -                   -
                                     -------        ----------          ----------
Outstanding, December 31, 2004       299,590        $     9.72          $     9.72
                                     =======        ==========          ==========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

8.    SHARE CAPITAL (CONTINUED):

      (b)   Stock-based compensation plan (continued):

            Details of options outstanding under the share option plan at December 31, 2004 are as follows:

                                        Options outstanding                    Options exercisable
                                ----------------------------------        -------------------------------
                Number              Weighted                                Number
Range of      outstanding            average           Weighted           exercisable,         Weighted
exercise     December 31,          remaining           average            December 31,         average
 prices         2004            option life (yrs)   exercise price           2004           exercise price
--------     ------------       -----------------   --------------        ------------      --------------
$ 12.10         49,590                4.5             $  12.10  (1)                  -         $  12.10
$  9.50        250,000                4.7                 9.25  (2)                  -             9.25
-------        -------                ---             --------            ------------         --------
               299,590                                $   9.72                       -         $   9.72
=======        =======                ===             ========            ============         ========

(1)   Granted at a 10% premium above trading price of the shares at grant date.

(2)   Granted at the trading price of the shares at grant date.

            During the period ended December 31, 2004, 299,590 Options with a weighted average fair value of $4.51 per Common Share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate (%)                                                                    4.5%
Expected volatility (%)                                                                         30%
Expected life (in years)                                                                    5 - 10
Expected dividends                                                                               0%


            The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

            The Company recorded compensation expense of $73,000 during the period based on the fair value of the options of $1,350,000 as determined under Black-Scholes using the above assumptions, and prorated for the vesting periods and the number of days in the reporting period.

      (c)   Class C Warrants:

            The Company issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants") as of July 27, 2004. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price:
            $16.28 for Tranche 1 Class C Warrants, $26.03 for Tranche 2 Class C Warrants, and $33.83 for the Tranche 3 Class C Warrants.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

8.    SHARE CAPITAL (CONTINUED):

      (c)   Class C Warrants (continued):

            The Class C Warrants are non-transferable and have a five-year term, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Company's Common shares trade at weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire if, on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. For accounting purposes, no value has been allocated to these warrants due to their contingent nature.

9.    COMMITMENT AND CONTINGENCIES:

      (a)   Operating leases:

            Future minimum lease payments at December 31, 2004 under operating leases were as follows:

2005             $     3,617
2006                   2,672
2007                   1,729
2008                     981
Thereafter               322
                 -----------

                 $     9,321
                 ===========

      (b)   Contingencies:

            (i) Softwood lumber duties:

                  On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79%. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company's Predecessor.

                  On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from May 22, 2002, cash deposits were required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 and since inception of this dispute on April 2, 2001 were refunded.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

9.    COMMITMENT AND CONTINGENCIES (CONTINUED):

      (b)   Contingencies (continued):

            (i)   Softwood lumber duties (continued):

                  Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and the all others anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first Administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing deposit rate to 16.37% to adjust for ministerial errors.

                  The Company has expensed $21,050,000 in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004. The Company and its Predecessor have paid US$73,300,000 in cash deposits since May 22, 2002.

                  The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, NAFTA panels and the WTO.

                  NAFTA and WTO panels have issued several rulings with respect to the countervailing and anti-dumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, the Company has not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

                  A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, the Company would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

9.    COMMITMENT AND CONTINGENCIES (CONTINUED):

      (b)   Contingencies (continued):

            (i)   Softwood lumber duties (continued):

                  The final amount of countervailing and antidumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

            (ii)  Litigation and claims:

                  In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

            (iii) The Forest Revitalization Plan:

                  Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. The take-back under the FR Plan reduced the Predecessor's and subsequently, the Company's, harvesting rights by 685,216 cubic metres from its tree farm licences ("TFL") and forest licences ("FL") and 827 hectares from its timber licences. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

                  The first phase of negotiations with the Crown regarding the reduction of the Company's harvesting rights began in November 2003. These negotiations have recently concluded and a settlement framework agreement has been reached on compensation to be paid to the Company by the Crown. In 2005, pursuant to terms of the settlement framework agreement, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5 million towards compensation for improvements the Company made to Crown land in the take-back areas ($4 million has been recorded as a reduction in capitalized roads and $1 million has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

                  Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

9.    COMMITMENT AND CONTINGENCIES (CONTINUED):

      (b)   Contingencies (continued):

            (iii) The Forest Revitalization Plan (continued):

                  In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown announced that they would increase each fund by $50 million in fiscal 2005/06. The Company is working with the Crown to determine compensation for its displaced workers and contractors.

10.   SEGMENTED INFORMATION:

      (a)   Industry segments:

            The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations.

                                       July 28 to December 31, 2004
                               ----------------------------------------------
                                Solid wood          Pulp             Total
                               ------------     ------------     ------------
Sales:
      To external customers    $    243,740     $     80,366     $    324,106
      To other segment (1)           15,852                -           15,852
                               ------------     ------------     ------------
                               $    259,592     $     80,366     $    339,958
                               ============     ============     ============

                                                 July 28 to December 31, 2004
                                         ----------------------------------------------
                                          Solid wood          Pulp             Total
                                         ------------     ------------     ------------
Segmented operating loss                 $     (3,676)    $     (2,370)    $     (6,046)
General corporate expenses                                                       (6,145)
Cash interest                                                                   (18,705)
Foreign exchange gain/amortization of
   finance costs                                                                 26,303
Other expense                                                                       (96)
Income tax expense                                                                 (781)
                                                                           ------------
Net loss                                                                   $     (5,470)
                                                                           ============

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

10.   SEGMENTED INFORMATION (CONTINUED):

      (a)   Industry segments (continued):

                                                           July 28 to December 31, 2004
                                                 ----------------------------------------------
                                                  Solid wood          Pulp             Total
                                                 ------------     ------------     ------------
Identifiable assets                              $    594,008     $     84,609     $    678,617
Corporate assets                                                                         17,818
                                                 ------------     ------------     ------------

                                                                                   $    696,435
                                                 ============     ============     ============

Amortization of property, plant and equipment    $     13,137     $      1,112     $     14,249
                                                 ============     ============     ============

Capital expenditures                             $     11,636     $          -     $     11,636
                                                 ============     ============     ============

(1)   Inter-segment sales are accounted for at prevailing market prices.

      (b)   Geographic information:

      (i)   Sales:

            The Company's sales, based on the known origin of the customer, from July 28 to December 31, 2004 were as follows:

Canada                                                                             $     86,860
United States                                                                           110,753
Asia                                                                                     94,509
Europe                                                                                   29,299
Other                                                                                     2,685
                                                                                   ------------
                                                                                   $    324,106
                                                                                   ============

      (ii)  Property, plant and equipment:

            All of the Company's property, plant and equipment are located in British Columbia, Canada.

11.   PENSION PLANS:

      The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $3,953,000 for the period from July 28, 2004 to December 31, 2004.

      The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings. The Company also has health care plans covering certain hourly and retired salaried employees.

      On July 28, 2004, the Company implemented fresh start accounting and recorded on its books a liability of $17,978,000 representing the excess of actuarial liabilities over the market value of assets as calculated by the Company's actuary. Included in this amount are the liabilities for the Supplementary pension plan ($6,681,000) and the hourly bridging and hourly non-pension post retirement plans ($10,097,000) all of which are unfunded arrangements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

11.   PENSION PLANS (CONTINUED):

      Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for the period from July 28, 2004 to December 31, 2004 is as follows:

                                            Salaried        Non-pension
                                          pension plans        plans
                                          -------------     ------------
Plan assets:
      Market value, beginning of period    $     89,333     $          -
      Company contributions                         876              158
      Employees' contributions                       16                -
      Benefits paid                              (2,621)            (158)
      Actual return on assets                     7,138                -
                                           ------------     ------------

      Market value, end of period          $     94,742     $          -
                                           ============     ============

Accrued benefit obligation:
      Balance, beginning of period         $     98,149     $      9,162
      Company current service cost                1,220               80
      Past service cost                               -                -
      Employees' contributions                       16                -
      Benefits paid                              (2,621)            (158)
      Interest on obligation                      2,615              272
      Actuarial loss                              5,665            1,116
                                           ------------     ------------

      Balance, end of period               $    105,044     $     10,472
                                           ============     ============

Funded status (end of year):
      Funded status deficit                $    (10,302)    $    (10,472)
      Unamortized past service costs                  -                -
      Unamortized net actuarial losses            1,259            1,116
                                           ------------     ------------

      Balance sheet liability              $     (9,043)    $     (9,356)
                                           ============     ============

      Included in the accrued benefit obligations above for salaried pension plans and non-pension plans, at December 31, 2004, are the liabilities for the Supplementary pension plan ($6,524,000) and the hourly bridging and hourly non-pension post retirement plans ($11,601,000) which are unfunded arrangements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

11.   PENSION PLANS (CONTINUED):

      The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

Discount rate at beginning of year:
      Pension plans                                                             6.50%
      Non-pension plans                                                         6.50%

Discount rate at end of year:
      Pension plans                                                             6.00%
      Non-pension plans                                                         6.00%

Expected long term return on assets:
      WFP and Doman Plan                                                        7.50%
      Other plans                                                                 n/a
Rate of compensation increases                                                  3.50%
Health care cost trend rate                  6.90% for 2005 reducing to 4.30% in 2011
                                             ========================================

      The Company's salaried pension and non-pension benefits expense for 2004 is as follows:

                                                                   Salaried       Non-pension
                                                                 pension plans       plans
                                                                 ------------     ------------
Current service cost                                             $      1,220     $         80
Interest cost                                                           2,615              272
Actual return on assets                                                (7,138)               -
Amortization of past service cost                                           -                -
Actuarial loss                                                          5,665            1,116
Difference between actual and expected return on plan assets:
      Return on plan assets                                             4,406                -
      Actuarial loss                                                   (5,665)          (1,116)
                                                                 ------------     ------------

                                                                 $      1,103     $        352
                                                                 ============     ============

12.   FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES:

      (a)   Fair value of financial instruments:

            The estimated fair values of the Company's financial instruments as at December 31, 2004 are as follows:

                                             Carrying        Fair
                                              amount         value
                                            ----------     ----------
Accounts receivable                         $   99,515     $   99,515
Restricted assets                               24,428         24,428
Other investments                                7,166          7,166
Bank indebtedness                               78,113         78,113
Accounts payable and accrued liabilities        75,176         75,176
Secured Bonds (note 6)                         253,522        286,480
                                            ==========     ==========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

12.   FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES (CONTINUED):

      (a)   Fair value of financial instruments (continued):

            The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Secured Bonds was estimated based on market prices.

      (b)   Concentration of credit risk:

            The Company has significant exposures to individual customers including one customer which comprised 11% of the Company's sales for the period from July 28, 2004 to December 31, 2004. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured for 90% of their sales value with the Export Development Corporation.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, the measurement principles of which conform in all material respects with U.S. GAAP, except as set forth below.

      (a)   Adjustments to consolidated statements of operations:

Net loss in accordance with Canadian GAAP              $   (5,470)
Adjustments to conform to U.S. GAAP                             -
                                                       ----------

Net loss in accordance with U.S. GAAP                      (5,470)
Minimum pension liability adjustment (c)                     (215)
                                                       ----------

Comprehensive loss in accordance with U.S. GAAP (d)    $   (5,685)
                                                       ==========

Weighted average number of shares outstanding              25,636
                                                       ==========

Basic loss per share in accordance with U.S. GAAP      $    (0.21)

Diluted loss per share in accordance with U.S. GAAP         (0.21)
                                                       ==========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

                                                           December 31,       July 28,
                                                              2004              2004
                                                           ------------     ------------
Total assets in accordance with Canadian GAAP              $    696,435     $    717,484
Adjustment to conform to U.S. GAAP                                    -                -
                                                           ------------     ------------

Total assets in accordance with U.S. GAAP                  $    696,435     $    717,484
                                                           ============     ============

Total liabilities in accordance with Canadian GAAP         $    446,730     $    462,309
Minimum pension liability (c)                                       215                -
                                                           ------------     ------------

Total liabilities in accordance with U.S. GAAP             $    446,945     $    462,309
                                                           ============     ============

Total shareholders' equity in accordance
   with Canadian GAAP                                      $    249,705     $    255,175
Cumulative change in accumulated other comprehensive
   loss relating to:
      Minimum pension liability (c)                                (215)               -
                                                           ------------     ------------

Total shareholders' equity in accordance with U.S. GAAP    $    249,490     $    255,175
                                                           ============     ============

Total liabilities and shareholders' equity                 $    696,435     $    717,484
                                                           ============     ============

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (c)   Minimum pension liability:

            Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income (loss). Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

      (d)   Comprehensive income (loss):

            SFAS No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from share capital and deficit in the shareholders' equity section of the consolidated balance sheet.

      (e)   Variable interest entities:

            For U.S. GAAP purposes, the Company applies Financial Accounting Standards Board's ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities", which requires that the holders of variable interests in a variable interest entity ("VIE") evaluate if they expect to absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns, or both, in which case they are identified as the primary beneficiary of the VIE and are required to consolidate the VIE regardless of the extent, if any, of voting interests. The application of FIN 46R has not impacted this U.S. GAAP reconciliation as the Company has not identified any VIEs in which it holds a variable interest.

      (f)   Accounting standard issued but not yet implemented:

            Statement of Financial Accounting Standards No. 151, "Inventory Costs", provides guidance on the allocation of certain costs to inventory. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, while the Company is currently evaluating the implications of this standard, it does not currently expect that this standard will have a significant impact on its U.S. GAAP consolidated financial position or results of operations.

Consolidated Financial Statements
(Expressed in Canadian dollars)

DOMAN  INDUSTRIES  LIMITED

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

[KPMG LOGO]
              KPMG LLP                                 Telephone  (604) 691-3000
              CHARTERED ACCOUNTANTS                    Fax        (604) 691-3031
              PO Box 10426  777 Dunsmuir Street        Internet    www.kpmg.ca
              Vancouver  BC  V7Y 1K3
              Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Western Forest Products Inc.

We have audited the consolidated balance sheets of Doman Industries Limited as at July 27, 2004 and December 31, 2003 and the consolidated statements of operations, deficit and cash flows for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 27, 2004 and December 31, 2003 and the results of its operations and its cash flows for the period from January 1, 2004 to July 27, 2004 and the years ended December 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 15, 2005, except as to note 17
  which is as of June 15, 2005

       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

DOMAN INDUSTRIES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

                                                                          July 27,     December 31,
                                                                            2004           2003
                                                                      --------------   -----------
                                                                                       (Restated -
                                                                                        note 2(k))
Assets

Current assets:
     Cash                                                             $            -   $    21,561
     Accounts receivable                                                           -        68,317
     Inventory (note 3)                                                            -       159,020
     Prepaid expenses                                                              -         6,763
                                                                      --------------   -----------
                                                                                   -       255,661

Investments (note 4)                                                               -        10,786

Property, plant and equipment (note 5)                                             -       460,415

Other assets (note 6)                                                              -        22,190
                                                                      --------------   -----------

                                                                      $            -   $   749,052
                                                                      ==============   ===========

Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness (note 7)                                       $            -   $    30,427
     Accounts payable and accrued liabilities                                      -       124,818
     Accounts payable subject to compromise (note 8)                               -       110,862
     Secured interest payable                                                      -             -
     Unsecured interest subject to compromise                                      -             -
     Current portion of long-term debt subject to compromise (note 9)              -       503,042
     Current portion of long-term debt (note 9)                                    -       207,440
                                                                      --------------   -----------
                                                                                   -       976,589

Long-term debt subject to compromise (note 9)                                      -       162,063

Other liabilities                                                                  -        27,525
                                                                      --------------   -----------
                                                                                   -     1,166,177

Shareholders' deficiency:
     Share capital (note 10(a)):
         Preferred shares                                                     64,076        64,076
         Common and non-voting shares                                        242,942       242,942
     Deficit                                                                (307,018)     (724,143)
                                                                      --------------   -----------
                                                                                   -      (417,125)
                                                                      --------------   -----------

                                                                      $            -   $   749,052
                                                                      ==============   ===========

Basis of presentation and reorganization proceedings (note 1)
Commitment and contingencies (note 14)

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

                                                       January 1,   January 1,     January 1,
                                                        2004 to      2003 to        2002 to
                                                        July 27,   December 31,   December 31,
                                                          2004         2003           2002
                                                       ----------  -------------  ------------
                                                                   (Restated -    (Restated -
                                                                    note 2(k))     note 2(k))
Sales                                                  $ 433,704   $    621,088   $    655,720

Costs and expenses:
     Cost of goods sold                                  306,624        528,926        495,290
     Anti-dumping and countervailing duties               23,991         36,088         22,271
     Freight expenses                                     28,294         49,609         53,299
     Selling and administration                           12,473         18,080         19,036
     Amortization of property, plant and equipment        33,036         45,973         46,389
     Write-down of property, plant and equipment and
       operating restructuring costs (note 12)                 -          7,986          8,774
                                                       ---------   ------------   ------------
                                                         404,418        686,662        645,059
                                                       ---------   ------------   ------------

Operating earnings (loss)                                 29,286        (65,574)        10,661

Interest income (expense):
     Bank indebtedness                                    (1,686)        (2,891)          (995)
     Long-term debt                                      (67,397)       (93,547)      (101,719)
     Foreign exchange gains (losses) on translation
       of long-term debt                                 (24,228)       189,180         10,228
     Amortization of deferred finance costs and debt
       discount                                           (2,266)        (4,411)        (5,268)
                                                       ---------   ------------   ------------
                                                         (95,577)        88,331        (97,754)

Other income (expense) (note 16(a))                       (5,869)         2,200          4,275

Financial restructuring costs (note 13)                  (11,391)        (7,790)        (7,259)
                                                       ---------   ------------   ------------

Earnings (loss) before income taxes                      (83,551)        17,167        (90,077)

Income taxes (note 11)                                       (77)        (1,034)          (810)
                                                       ---------   ------------   ------------

Net earnings (loss) from continuing operations           (83,628)        16,133        (90,887)

Net loss from discontinued operations (note 16(c))       (12,426)       (19,937)       (73,218)
                                                       ---------   ------------   ------------

Net loss                                                 (96,054)        (3,804)      (164,105)

Provision for dividends on preferred shares               (2,753)        (4,779)        (4,499)
                                                       ---------   ------------   ------------

Net loss attributable to common and non-voting shares  $ (98,807)  $     (8,583)  $   (168,604)
                                                       =========   ============   ============

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Operations, Continued
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

                                                            January 1,    January 1,     January 1,
                                                             2004 to        2003 to        2002 to
                                                             July 27,    December 31,   December 31,
                                                               2004          2003           2002
                                                           ------------  -------------  -------------
                                                                          (Restated -    (Restated -
                                                                           note 2(k))     note 2(k))

Net earnings (loss) from continuing operations per share:
  Basic                                                    $     (2.03)  $       0.27   $      (2.25)
  Diluted                                                        (2.03)          0.27          (2.25)

Net loss from discontinued operations per share:
  Basic                                                    $     (0.29)  $      (0.47)  $      (1.72)
  Diluted                                                        (0.29)         (0.47)         (1.72)

Net loss per share:
  Basic                                                    $     (2.33)  $      (0.20)  $      (3.97)
  Diluted                                                        (2.33)         (0.20)         (3.97)

Weighted average number of common and non-voting
   shares outstanding (thousands of shares)                     42,481         42,481         42,481

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

                                                            January 1,    January 1,     January 1,
                                                             2004 to       2003 to        2002 to
                                                             July 27,    December 31,   December 31,
                                                               2004          2003           2002
                                                           -----------   ------------   -----------
                                                                         (Restated -    (Restated -
                                                                         note 2(k))     note 2(k))

Deficit, beginning of period                               $  (724,143)  $   (720,339)  $  (556,234)

Net loss                                                       (96,054)        (3,804)     (164,105)

Comprehensive revaluation adjustment on
   financial reorganization (note 1(a)(vii))                   513,179              -             -
                                                           -----------   ------------   -----------

Deficit, end of period                                     $  (307,018)  $   (724,143)  $  (720,339)
                                                           ===========   ============   ===========

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

                                                           January 1,    January 1,     January 1,
                                                            2004 to       2003 to        2002 to
                                                            July 27,    December 31,   December 31,
                                                              2004          2003           2002
                                                          -----------   ------------   ------------
                                                                        (Restated -    (Restated -
                                                                        note 2(k))     note 2(k))
Operations:
     Net earnings (loss) from continuing operations       $   (83,628)  $     16,133   $    (90,887)
     Items not involving cash:
         Amortization of property, plant and equipment         33,036         45,973         46,389
         Write-down of property, plant and equipment                -              -          5,618
         Amortization and write-down of deferred charges        2,266         10,397          9,069
         Foreign currency translation gain                     24,228       (189,180)       (10,228)
         Loss on property, plant and equipment disposals          450         (2,174)        (5,527)
         Other                                                   (106)         5,679         (2,163)
                                                          -----------   ------------   ------------
                                                              (23,754)      (113,172)       (47,729)
     Changes in non-cash working capital items:
         Accounts receivable                                  (14,215)        23,144        (22,299)
         Inventory                                            (51,670)        53,500         13,658
         Prepaid expenses                                      (4,052)         4,526         (2,669)
         Accounts payable and accrued liabilities              94,108         79,460         39,536
                                                          -----------   ------------   ------------
                                                               24,171        160,630         28,226
                                                          -----------   ------------   ------------
     Continuing operations                                        417         47,458        (19,503)
     Discontinued operations                                   (2,307)       (30,693)        (8,543)
                                                          -----------   ------------   ------------
                                                               (1,890)        16,765        (28,046)

Investments:
     Additions to property, plant and equipment                (3,506)        (3,010)        (2,210)
     Additions to capitalized roads                           (21,122)       (26,160)       (27,640)
     Disposals of property, plant and equipment                 1,062          3,761         14,274
     Other                                                      1,224         (1,002)           298
                                                          -----------   ------------   ------------
                                                              (22,342)       (26,411)       (15,278)
     Discontinued operations                                        -              -            238
                                                          -----------   ------------   ------------
                                                              (22,342)       (26,411)       (15,040)

Financing:
     Bank indebtedness                                         19,311          8,608         20,510
     Finance costs                                                  -              -         (1,101)
                                                          -----------   ------------   ------------
                                                               19,311          8,608         19,409
                                                          -----------   ------------   ------------
Decrease in cash                                               (4,921)        (1,038)       (23,677)

Cash transferred to successor on CCAA wind-up
   proceedings (note 1)                                       (16,640)             -              -

Cash, beginning of period                                      21,561         22,599         46,276
                                                          -----------   ------------   ------------

Cash, end of period                                       $         -   $     21,561   $     22,599
                                                          ===========   ============   ============

Supplementary information:
     Cash paid for:
         Interest                                         $    69,083   $     96,438   $    102,716
         Income taxes                                             559          1,034          2,506

     Non-cash items:
         Trade-in of equipment for new equipment
           under operating leases                                   -              -            463
                                                          ===========   ============   ============

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

1.  BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS:

    Doman Industries Limited's ("Doman" and together with its subsidiaries the "Company") business was the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets.

    On November 7, 2002, Doman and certain of its subsidiaries (collectively the "Doman Group"), voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the British Columbia Supreme Court (the "Court").

    On July 27, 2004, the Doman Group implemented a Plan of Compromise and Arrangement under CCAA and Reorganization under the Canada Business Corporations Act (the "CBCA") (the "Plan") and emerged from protection under CCAA. 4204247 Canada Inc. was incorporated under CBCA on April 27, 2004 for the purpose of implementing the Plan. 4204247 Canada Inc. changed its name to "Western Forest Products Inc." ("Western") on June 21, 2004. On July 27, 2004, Western acquired the solid wood and pulp assets from the Doman Group. Until the Plan was implemented, Western did not carry on any business and had no material assets or liabilities. Western commenced active business on July 28, 2004.

    The purpose of the Plan was to (1) compromise the claims of the Doman Group's affected creditors so as to enable its solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations; and (2) facilitate the repayment of Doman's secured senior notes through the distribution of certain warrants (exercisable for Western's secured bonds and Common shares) and the sale of certain private placement units consisting of Western's secured bonds and Common shares.

    The significant steps in the implementation of the Plan included:

    - the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

    - the segregation of the principal operating assets of the Doman Group into two separate operating groups: the solid wood assets, which were transferred to Western, and the pulp assets, which were transferred to WPL; WPL became a wholly-owned subsidiary of Western;

    - the unsecured indebtedness of the Doman Group were compromised and converted to approximately 75% of the Common shares of Western, subject to certain cash elections; in addition, the Doman Group's unsecured creditors were entitled to certain warrants (exercisable for Western's secured bonds and Common shares);

    - the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Doman Group's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for U.S.$210 million, Western issued secured bonds with an aggregate principal face value of U.S.$221 million and approximately 25% of Western's Common shares to the Standby Purchasers and those unsecured creditors of the Doman Group who exercised the warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover the Doman Group's CCAA exit costs, with the remaining amount released to Western for working capital purposes.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

1.  BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

    - Western entered into a working capital facility providing for revolving advances up to $100 million and reorganized certain intercorporate debt; and

    - Western issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of Western on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made or other compensation paid to Doman shareholders under the Plan.

    The following table summarizes the impact of the Plan on the Company:

                                       July 27, 2004                              July 27, 2004
                                      Balance prior to         Adjustments        Balance after
                                     Plan Implementation        The Plan              Plan
                                     -------------------   ------------------    --------------
                                                              (note 1(a))
Assets

Current assets:
    Cash                             $            16,640   $    (16,640)  (ii)   $            -
    Accounts receivable                           77,109        (77,109)  (ii)                -
    Inventory                                    198,159       (198,159)  (ii)                -
    Prepaid expenses                               8,421         (8,421)  (ii)                -
                                     -------------------   ------------          --------------
                                                 300,329       (300,329)                      -

Investments                                       10,085        (10,085)  (ii)                -
Property, plant and equipment                    452,402       (452,402)  (ii)                -
Other assets                                      17,266        (17,266)  (ii)                -
                                     -------------------   ------------          --------------

                                     $           780,082   $   (780,082)         $            -
                                     ===================   ============          ==============

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
  Bank indebtedness                  $            49,738   $    (49,738)  (ii)   $            -
  Accounts payable and accrued
   liabilities                                    97,049        (97,049)  (ii)                -
  Accounts payable subject to
   compromise                                     21,694        (21,694)   (i)                -
  Secured interest payable                        62,841        (62,841)  (iv)                -
  Unsecured interest subject to
   compromise                                    140,080       (140,080)   (i)                -
  Current portion of long-term debt
   subject to compromise                         683,573       (683,573)   (i)                -
  Current portion of long-term debt              213,200       (213,200)  (iv)                -
                                     -------------------   ------------          --------------
                                               1,268,175     (1,268,175)                      -

Other liabilities                                 25,086        (25,086)  (ii)                -

Shareholders' equity (deficiency):
  Preferred shares                                64,076              -                  64,076
  Common and non-voting shares                   242,942              -                 242,942
  Deficit                                       (820,197)       513,179  (vii)         (307,018)
                                     -------------------   ------------          --------------
                                                (513,179)       513,179                       -
                                     -------------------   ------------          --------------

                                     $           780,082   $   (780,082)         $            -
                                     ===================   ============          ==============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

1.  BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

    (a) Plan of Arrangement Adjustments:

        In exchange for Doman's U.S. $513 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of the two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") received, on a pro rata basis, approximately 75% of the equity of Western, consisting of newly issued common shares.

        (i) The following recorded liabilities of Doman, as at July 27, 2004 prior to Plan Implementation, were liabilities subject to compromise.

Accrued interest payable on Unsecured Notes                             $    140,080
Long-term debt subject to compromise consisting of the Unsecured Notes       683,573
                                                                        ------------

Noteholders' liabilities subject to compromise                               823,653
                                                                        ------------

Accounts payable and accrued liabilities subject to compromise                21,694
Other long-term liabilities                                                        -
                                                                        ------------

Other affected creditors' liabilities subject to compromise                   21,694
                                                                        ------------

Total                                                                   $    845,347
                                                                        ============

        (ii) Under the Plan, Western acquired all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets (previously sold by Doman on May 11, 2004), in exchange for 75% of the issued common shares of Western and certain warrants of Western. The remaining 25% of the issued common shares of Western were issued to the new Senior Secured Bondholders as described below.

        (iii) Western issued Secured Bonds in the amount of US$221 million and 25% of the equity of Western in exchange for cash of US$210 million.

        (iv) The holders of the Secured Notes of Doman received a distribution of cash for 100% of their outstanding principle of US$160 million ($213.2 million) and unpaid interest of $62.8 million.

        (v) The Doman Group paid outstanding advisory fees of $5.8 million including legal, accounting and investment fees from cash on hand immediately before the transfer of assets to Western.

        (vi) The existing shareholders of Doman received three tranches of non-transferable class C warrants to acquire up to 10% of the shares of the Company. The warrants will expire if on or after July 27, 2005, Western amalgamates or completes a similar business combination that results in the shareholders of Western owning less than 80% of the issued and outstanding equity shares of the continuing entity.

        (vii) The Company recorded a comprehensive revaluation adjustment on financial reorganization of $513,179,000 which represents the amount of net liabilities extinguished on final Plan implementation.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES:

    These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    Information regarding the measurement aspects of United States generally accepted accounting principles ("U.S. GAAP") as they affect the Company's consolidated financial statements is presented in note 17.

    The significant policies are summarized below.

    (a) Basis of consolidation:

        These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

    (b) Inventory:

        Inventory, other than supplies which are valued at average cost, are valued at the lower of average cost and net realizable value.

    (c) Investments:

        Investments in companies over which the Company has the ability to exercise significant influence are accounted for using the equity method whereby the Company's proportionate share of earnings and losses is included in earnings. Dividends received are credited to the investment accounts.

        Other investments are accounted for using the cost method whereby income is included in earnings when received or receivable.

    (d) Property, plant and equipment:

        Property, plant and equipment, including those under capital lease, are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization of the pulp mills is provided on a unit-of-production basis over twenty-five years except for (i) the modernized portion of the Squamish pulp mill which is over forty years and (ii) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut.

        The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2003 and 2002, the Company recorded impairment losses (note 5).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (e) Deferred financing costs:

        These costs are amortized on a straight-line basis over the term of the related debt. The amount of the amortization is included in interest on long-term debt.

    (f) Foreign currency translation:

        Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

    (g) Reforestation obligation:

        Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The obligation is recognized at the fair value in the period in which the legal obligation was incurred, with the fair value of a liability determined with reference to the present value of estimated future cash flows.

        In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

    (h) Revenue recognition:

        Sales are recognized when title to the goods transfers and the risk and rewards of ownership are passed to the customer which is generally at the time products are shipped to external customers. Countervailing and anti-dumping duties and freight costs are included in costs and expenses.

    (i) Income taxes:

        The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

    (j) Employee future benefits:

        The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (k) Adoption of new accounting standards:

        Effective January 1, 2004, the Company adopted or changed the following accounting policies as required under new Canadian Institute of Chartered Accountants ("CICA") recommendations:

        (i) Asset retirement obligations:

            The Company retroactively adopted CICA new handbook section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily reforestation liabilities. Under this new section, asset retirement obligations are recognized at the fair value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

            The following changes to historical financial statements have been made to reflect the new policy:

                                        Prior policy   New policy
                                        ------------  ------------
Balance sheet as at December 31, 2003:
    Other long-term liabilities         $     29,725  $     27,525
    Deficit, ending                          726,343       724,143
                                        ============  ============

            The adoption of the new standard did not have any effect on the results from operations or cash flows for the years ended December 31, 2003 and 2002.

        Utilizing a before-tax discount rate of 12%, the reforestation liability was estimated based on an assumption of undiscounted cash flows of $13,700,000 to be paid over a 10 year period.

        (ii) Hedging relationships and accounting for derivative financial instruments:

            The Company adopted the CICA new Accounting Guideline-13, "Hedging Relationships", which relates to the identification, designation, documentation and effectiveness of hedging relationships. The new requirements have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. The Company did not have any derivative financial instruments outstanding as at January 1, 2004 nor did the Company use derivative financial instruments in the period from January 1, 2004 to July 27, 2004.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (k) Adoption of new accounting standards (continued):

        (iii) Impairment of long-lived assets:

            The Company adopted the new CICA recommendations of Section 3063, "Impairment of Long-Lived Assets". These recommendations require the Company to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Prior standards required that an impairment loss was measured at the amount by which the long-lived asset's carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Company's consolidated financial statements.

        (iv) Countervailing and anti-dumping duties and freight costs:

            The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Company, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts have been restated to reflect these reclassifications. The change in classification had no impact on net earnings or amounts presented in the consolidated balance sheets.

        (l) Comparative figures:

            Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3.  INVENTORY:

December 31, 2003
------------------
Raw materials       $      2,710
Logs                      45,027
Finished pulp              9,871
Lumber                    73,957
Supplies and other        27,455
                    ------------

                    $    159,020
                    ============

4.  INVESTMENTS:

    Included in investments at December 31, 2003 is $3,291,000 of restricted cash resulting from the sale of collateralized property. The funds must be used to invest in replacement collateral or to purchase senior secured notes.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

5.  PROPERTY, PLANT AND EQUIPMENT:

                                                 Accumulated
                                                 amortization      Net book
      December 31, 2003              Cost       and write-downs     value
------------------------------  --------------  ---------------  ------------
Land, buildings and equipment:
    Pulp mills                  $      734,895  $       551,231  $    183,664
    Solid wood facilities              255,398          162,826        92,572
    Land                                13,189                -        13,189
                                --------------  ---------------  ------------
                                     1,003,482          714,057       289,425

Timberlands                            153,992           56,074        97,918
Logging roads                          349,444          276,372        73,072
                                --------------  ---------------  ------------

                                $    1,506,918  $     1,046,503  $    460,415
                                ==============  ===============  ============

    At December 31, 2003, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying value for one of the Company's sawmills was not likely recoverable from future cash flows from operations and or sale and that an adjustment to the carrying value was required to equipment for a sawmill that was shut down in 2001. As a result, the Company recorded a write-down of the property, plant and equipment by $5,986,000 (2002 - $53,288,000).

    Amortization of property, plant and equipment:

                                                 Period from      Year ended    Year ended
                                               January 1, 2004   December 31,  December 31,
                                               to July 27, 2004      2003          2002
                                               ----------------  ------------  ------------
Amortization of buildings and equipment        $         10,435  $     19,167  $     18,333
Amortization of timberlands and logging roads            22,601        26,806        28,056
                                               ----------------  ------------  ------------

                                               $         33,036  $     45,973  $     46,389
                                               ================  ============  ============

6.  OTHER ASSETS:

              December 31, 2003
---------------------------------------------
Pension and post retirement (note 16(b))       $    18,622
Deferred financing costs, net of amortization        2,266
Other                                                1,302
                                               -----------

                                               $    22,190
                                               ===========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

7.  BANK CREDIT FACILITY:

    In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bore an interest rate of prime plus 1%. The size of this asset-backed facility was determined by the level of outstanding receivables and inventory, but could not exceed $65,000,000.

    At December 31, 2003, of the $59,648,000 of the facility that was available to the Company, $30,427,000 had been drawn down and $2,912,000 was used to support standby letters of credit.

    On July 27, 2004, this facility was repaid and extinguished in accordance with the Plan (note 1).

8.  ACCOUNTS PAYABLE SUBJECT TO COMPROMISE:

    Accounts payable subject to compromise at December 31, 2003 consisted of the following (note 1):

            December 31, 2003
-----------------------------------------
Trade payables                                             $    17,751
Interest on 8-3/4% unsecured Senior Notes                       65,342
Interest on 9-1/4% unsecured Senior Notes                       27,769
                                                           -----------

                                                           $   110,862
                                                           ===========

    On July 27, 2004, these liabilities were settled in accordance with the Plan (note 1).

9.  LONG-TERM DEBT:

                    December 31, 2003
---------------------------------------------------------
Senior Notes (US $388,000,000), 8.75% due in 2004          $    503,042
Senior Notes (US$125,000,000), 9.25% due in 2007                162,063
Senior Secured Notes (US$160,000,000), 12.00% due in 2004       207,440
                                                           ------------

                                                           $    872,545
                                                           ============

    The long-term debt was classified in the balance sheet at December 31, 2003 in accordance with its terms of repayment and compromise as follows:

                   December 31, 2003
-------------------------------------------------------
Current portion of long-term debt subject to compromise  $    503,042
Current portion of long-term debt                             207,440
Long-term debt subject to compromise                          162,063
Long-term debt                                                      -
                                                         ------------

                                                         $    872,545
                                                         ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

9.  LONG-TERM DEBT (CONTINUED):

    The Senior Notes were guaranteed by all of the Company's subsidiaries, except for Doman Industries (US) Limited and Doman's Freightways Ltd. The 8.75% Senior Notes were unsecured and were redeemable at the option of the Company at any time after March 15, 1999 at their principal amount plus (i) a premium (which decreased annually to 2002) and (ii) any accrued and unpaid interest. The 12.00% Senior Notes were redeemable at the option of the Company at any time after July 1, 2002 at their principal amount plus (i) a premium (which decreased annually to 2003) and (ii) any accrued and unpaid interest.

    The 12.00% Senior Notes were secured by a first priority lien upon a portion of the Company's timber tenures, eight of the Company's solid wood facilities, the Squamish pulp mill and the value-added lumber remanufacturing plant. The 9.25% Senior Notes were unsecured and were redeemable at the option of the Company at any time after November 15, 2002 at their principal amount plus (i) a premium (which decreased annually to 2005) and (ii) any accrued and unpaid interest. The Indentures governing the Senior Notes contained certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and the payment of cash dividends in certain circumstances.

    On July 27, 2004 these liabilities were settled in accordance with the Plan (note 1).

10. SHARE CAPITAL:

    (a) Authorized and issued share capital:

        Authorized shares (without par value):

              5,000,000 Class A preferred

              100,000 Class B preferred

              unlimited Class A common

              unlimited Class B non-voting

         Issued shares:

                                                July 27,    December 31,
                                                  2004          2003
                                              ------------  ------------
Preferred shares issued:
     1,281,526 Class A preferred, series 4    $     64,076  $     64,076

     Common shares issued:
     4,774,971 Class A common                          903           903
     37,706,012 Class B non-voting, series 2       242,039       242,039
                                              ------------  ------------
                                                   242,942       242,942
                                              ------------  ------------

                                              $    307,018  $    307,018
                                              ============  ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

10. SHARE CAPITAL (CONTINUED):

    (b) Rights of classes of issued shares:

        The Class A preferred shares, series 4 have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (i) 6% and (ii) one-half of bank prime rate plus 1%. These preferred shares are redeemable at the option of the Company at any time at $50.00 per share plus any accrued and unpaid dividends. The Class A preferred shares carry the right to one vote at the Annual General meeting on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors.

        The Class A common shares are convertible at the option of the holder into Class B non-voting shares, series 2 on a share-for-share basis. The Class B non-voting shares, series 2 have the same rights as the Class A common shares except that (i) they have no right to vote at meetings of shareholders and (ii) they are not convertible into another class of shares of the Company. However, if an offer to purchase is made to all or substantially all of the holders of the Class A common shares, each Class B non-voting share, series 2 shall, in certain circumstances, be deemed to be a Class A common share.

    (c) Changes in issued shares:

        Common and non-voting shares:

                                     Number of shares
                            ----------------------------------
                                         Class B,
                              Class A    series 2      Total       Amount
                            ----------  ----------  ----------  ------------
Balance, July 27, 2004 and
   December 31, 2003         4,774,971  37,706,012  42,480,983  $    242,942
                            ==========  ==========  ==========  ============

    (d) Dividends:

        The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 to July 27, 2004 in the aggregate amount of $25,253,000.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

11. INCOME TAXES:

     Income tax expense for the period from January 1, 2004 to July 27, 2004 and the years ended December 31, 2003 and 2002 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:

                                                        Period from      Year ended     Year ended
                                                      January 1, 2004    December 31,   December 31,
                                                     to July 27, 2004       2003            2002
                                                     ----------------   -------------   ------------
Earnings (loss) before income taxes                  $        (83,551)  $      17,167   $    (90,077)
                                                     ================   =============   ============

Combined Basic Federal and Provincial
  income tax rates                                              35.62%          35.62%         35.62%

Expected income tax expense (recovery)               $        (29,761)  $       6,115   $    (32,085)

Tax effect of:
    Capital gains tax rate on unrealized foreign
      exchange gain                                             4,315         (33,693)             -
    Increase in valuation allowance                            25,446          18,089         15,826
    Losses expiring during the year                                 -          14,243              -
    Change in characterization of unrealized foreign
      exchange losses and other filing differences                  -               -         18,591
    Large corporations tax                                         77           1,034            810
    Other                                                           -          (4,754)        (2,332)
                                                     ----------------   -------------   ------------
                                                               29,838          (5,081)        32,895
                                                     ----------------   -------------   ------------

Income tax expense (recovery) per financial
  statements                                         $             77   $       1,034   $        810
                                                     ================   =============   ============

Income tax expense (recovery) comprised of:
    Current income tax expense                       $             77   $       1,034   $        810
    Future income tax recovery                                      -               -              -
                                                     ----------------   -------------   ------------

                                                     $             77   $       1,034   $        810
                                                     ================   =============   ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31,2003 and 2002

11. INCOME TAXES:

    The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at July 27, 2004 and December 31, 2003 are presented below:

                                                                July 27,    December 31,
                                                                  2004          2003
                                                              ------------  ------------
Future tax assets:
    Losses carried forward                                    $          -  $    176,683
    Accrued restructuring costs                                          -         2,229
    Inventory, primarily due to timing of realization
      of inter-company profits and write-downs                           -         6,257
    Reforestation obligation, due to accrual
      for financial statement purposes                                   -         1,247
    Deferred finance costs, due to differences in
      timing of deductibility for tax                                    -         2,186
    Other                                                                -         6,583
                                                              ------------  ------------
                                                                         -       195,185
Valuation allowance                                                      -      (151,151)
                                                              ------------  ------------
                                                                         -        44,034

Future tax liabilities:
    Property, plant and equipment, due to differences in net
      book value and unamortized capital cost                            -       (35,125)
    Pensions, due to accrual for financial statement purposes            -          (492)
    Unrealized foreign exchange gain                                     -        (8,339)
    Other                                                                -           (78)
                                                              ------------  ------------
                                                                         -       (44,034)
                                                              ------------  ------------

Net future tax liability                                      $          -  $          -
                                                              ============  ============

12. WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
    COSTS:

    The Company recorded restructuring costs, property, plant and equipment write-downs and other items consisting of the following:

                                             July 27,   December 31,  December 31,
                                               2004         2003          2002
                                           -----------  ------------  ------------
Severance and other restructuring costs    $         -  $      2,000  $      3,156
Property, plant and equipment write-downs            -         5,986         5,618
                                           -----------  ------------  ------------
                                           $         -  $      7,986  $      8,774
                                           ===========  ============  ============

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

13.   FINANCIAL RESTRUCTURING COSTS:

      The Company incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA as follows:

                                         Period from        Year ended       Year ended
                                       January 1, 2004      December 31,     December 31,
                                       to July 27, 2004        2003             2002
                                       ----------------     ------------     ------------
Investment banking and financing           $    1,590         $   4,648       $    2,599
Legal                                           8,018             2,039            1,686
Monitoring                                      1,114               359               81
Other                                             669               744              270
Write-off of deferred finance costs                 -                 -            2,623
                                           ----------         ---------       ----------
                                           $   11,391         $   7,790       $    7,259
                                           ==========         =========       ==========

14.   COMMITMENT AND CONTINGENCIES:

      (a)   Contingencies:

            (i)   Softwood lumber duties:

                  On March 21, 2002 and further adjusted on April 25, 2002, the US Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

                  On May 16, 2002, the US International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

                  The Company has recorded countervailing and antidumping duties at 27.22% totalling $23,991,000 (2003 - $36,088,000; 2002 -
                  $22,271,000) for the period from January 1, 2004 to July 27, 2004. These amounts have been recorded as costs and expenses. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until July 27, 2004 total $82,350,000 (2003 - $58,359,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

14.   COMMITMENT AND CONTINGENCIES (CONTINUED):

      (a)   Contingencies (continued):

            (i)   Softwood lumber duties (continued):

                  The Company had accrued $6,627,000 for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.31%, and $7,119,000 for the period from November 6, 2001 to May 6, 2002, representing the preliminary USDOC antidumping duty rate of 12.58%. In April 2002, the Company reversed these accruals, totaling $13,746,000 to reflect the effective date of the Final Order. The reversal has been recorded as a credit to costs and expenses. Of the reversal in the second quarter, $12,390,000 related to fiscal 2001 sales and $1,356,000 to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

                  The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US Trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

                  In accordance with the terms of the Plan, the Company transferred any duty refunds to which it is entitled to Western (note 1).

            (ii)  Litigation and claims:

                  In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

            (iii) The Forest Revitalization Plan:

                  In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "FR Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licensees. As well, through legislation, licensees, including the Company, would be required to return 20% of their replaceable tenure to the Crown. The FR Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown acknowledged that licensees would be fairly compensated for the return of tenure and related costs such as roads and bridges.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

14.   COMMITMENT AND CONTINGENCIES (CONTINUED):

      (a)   Contingencies (continued):

            (iii) The Forest Revitalization Plan (continued):

                  The Company transferred its rights and interest in the timber tenures to Western under the terms of the Plan.

15.   SEGMENTED INFORMATION:

      (a)   Industry segments:

            The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's kraft ("NBSK") pulp manufacturing, pulp management and sales operations.

                                                 Period from January 1, 2004 to July 27, 2004
                                                 --------------------------------------------
                                                  Solid wood        Pulp             Total
                                                 -----------     -----------     ------------
Sales:
     To external customers                       $   332,433     $   101,271     $    433,704
     To other segment (1)                             25,399               -           25,399
                                                 -----------     -----------     ------------

                                                 $   357,832     $   101,271     $    459,103
                                                 ===========     ===========     ============

Segmented operating earnings (loss)              $    37,781     $    (3,752)    $     34,029
General corporate expenses                                                             (4,743)
Interest expense                                                                      (95,577)
Other income (expense)                                                                 (5,869)
Financial restructuring costs                                                         (11,391)
Income tax expense                                                                        (77)
                                                 -----------     -----------     ------------

Net loss from continuing operations                                              $    (83,628)
                                                 ===========     ===========     ============

Amortization of property, plant and equipment    $    27,758     $     5,278     $     33,036
                                                 ===========     ===========     ============

Capital expenditures                             $    23,644     $       984     $     24,628
                                                 ===========     ===========     ============

                                                      Year ended December 31, 2003
                                                 ----------------------------------------
                                                 Solid wood        Pulp            Total
                                                 ----------      --------        --------
Sales:
     To external customers                       $  457,174      $163,914        $621,088
     To other segment (1)                            58,584             -          58,584
                                                 ----------      --------        --------
                                                 $  515,758      $163,914        $679,672
                                                 ==========      ========        ========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

15.   SEGMENTED INFORMATION (CONTINUED):

      (a)   Industry segments (continued):

                                                              Year ended December 31, 2003
                                                   -----------------------------------------------
                                                    Solid wood          Pulp             Total
                                                   -----------      ------------      ------------
Segmented operating earnings (loss)                $   (31,637)     $    (27,303)     $    (58,940)
General corporate expenses                                                                  (6,634)
Interest income                                                                             88,331
Other income (expense)                                                                       2,200
Financial restructuring costs                                                               (7,790)
Income tax expense                                                                          (1,034)
                                                   -----------      ------------      ------------

Net earnings from continuing operations                                               $     16,133
                                                   ===========      ============      ============

Identifiable assets                                $   484,188      $    250,510      $    734,698
Corporate assets, including investments                                                     14,354
                                                   -----------      ------------      ------------

                                                                                      $    749,052
                                                   ===========      ============      ============

Amortization of property, plant and equipment      $    36,340      $      9,633      $     45,973
                                                   ===========      ============      ============

Capital expenditures                               $    28,434      $        736      $     29,170
                                                   ===========      ============      ============

                                                              Year ended December 31, 2002
                                                   -----------------------------------------------
                                                    Solid wood          Pulp             Total
                                                   -----------      ------------      ------------
Sales:
     To external customers                         $   525,451      $    130,269      $    655,720
     To other segment (1)                               45,270                 -            45,270
                                                   -----------      ------------      ------------

                                                   $   570,721      $    130,269      $    700,990
                                                   ===========      ============      ============
Segmented operating earnings (loss)                $    31,311      $    (13,509)     $     17,802
General corporate expenses                                                                  (7,141)
Interest expense                                                                           (97,754)
Other income (expense)                                                                       4,275
Financial restructuring costs                                                               (7,259)
Income tax expense                                                                            (810)
                                                   -----------      ------------      ------------

Net loss from continuing operations                                                   $    (90,887)
                                                   ===========      ============      ============

Amortization of property, plant and equipment      $    38,278      $      8,111      $     46,389
                                                   ===========      ============      ============

Capital expenditures                               $    29,808      $         42      $     29,850
                                                   ===========      ============      ============

(1) Inter-segment sales are accounted for at prevailing market price.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

15.   SEGMENTED INFORMATION (CONTINUED):

      (b)   Geographic information:

            (i)   Sales:

                  The Company's sales, based on the known origin of the customer were as follows:

                                                     Period from          Year ended        Year ended
                                                   January 1, 2004       December 31,      December 31,
                                                   to July 27, 2004          2003              2002
                                                   ----------------      ------------      ------------
Canada                                               $     122,563       $    152,675      $    180,677
United States                                              141,544            215,164           235,812
Asia                                                       111,948            168,569           178,282
Europe                                                      46,687             73,020            55,814
Other                                                       10,962             11,660             5,135
                                                     -------------       ------------      ------------
                                                     $     433,704       $    621,088      $    655,720
                                                     =============       ============      ============

            (ii)  Property, plant and equipment:

                  All of the Company's property, plant and equipment were located in British Columbia, Canada.

16.   OTHER INFORMATION:

      (a)   Other income (expense):

                                                      Period from         Year ended        Year ended
                                                   January 1, 2004       December 31,      December 31,
                                                   to July 27, 2004          2003              2002
                                                   ----------------      ------------      ------------
Gain (loss) on sale of properties                    $      (450)         $     2,174       $     5,526
Write-down of non-trade receivables and
  other assets                                            (3,620)                   -                 -
BC Corporations capital tax                               (1,216)                   -              (118)
Write-off of deferred financing costs                          -                    -            (1,178)
Other                                                       (662)                  23                36
Equity in operating earnings of significantly
  influenced investees                                        79                    3                 9
                                                     -----------          -----------       -----------

                                                     $    (5,869)         $     2,200       $     4,275
                                                     ===========          ===========       ===========

      (b)   Pension plans:

            (i) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $4,575,000 in 2004, $8,751,000 in 2003 and $7,762,000 in 2002. An expense was recorded in 2002 of $1,700,000 to recognize accrued benefit obligations arising under hourly bridging plans which are unfunded arrangements.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

16.   OTHER INFORMATION (CONTINUED):

      (b)   Pension plans (continued):

            (ii) The Company had defined benefit pension plans which covered substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings (as defined). The Company also had health care plans covering certain hourly and retired salaried employees. The pension and health care plans were transferred to Western on implementation of the Plan (note 1).

            Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2003 is as follows:

                                             Salaried        Non-pension
                                          pension plans         plans
                                          -------------      -----------
Plan assets:
     Market value, beginning of year      $      91,416      $         -
     Company contributions                          610              447
     Employees' contributions                       140                -
     Benefits paid                               (5,757)            (447)
     Actual return on assets                     12,670                -
                                          -------------      -----------

     Market value, end of year            $      99,079      $         -
                                          =============      ===========

Accrued benefit obligation:
     Balance at beginning of year         $      98,691      $    11,759
     Company current service cost                 2,901              336
     Past service cost                                -                -
     Employees' contributions                       140                -
     Benefits paid                               (5,757)            (447)
     Interest on obligation                       6,570              939
     Actuarial loss (gain)                        3,223            2,813
                                          -------------      -----------

     Balance at end of year               $     105,768      $    15,400
                                          =============      ===========

Funded status (end of year):
     Funded status surplus (deficit)      $      (6,689)     $   (15,400)
     Unamortized past service costs                 203            4,431
     Unamortized net actuarial losses            18,552                -
                                          -------------      -----------

     Balance sheet net asset              $      12,066      $   (10,969)
                                          =============      ===========

Balance sheet net asset included in:
     Other assets                         $      18,622      $         -
     Other liabilities                           (6,556)         (10,969)
                                          -------------      -----------

                                          $      12,066      $   (10,969)
                                          =============      ===========

            Included in the above pension plan accrued benefits obligations are the liabilities for the Supplementary Plans which are unfunded arrangements. At December 31, 2003, the accrued benefit obligations for these Plans was $8,732,000 (2002 - $7,992,000).

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

16.   OTHER INFORMATION (CONTINUED):

      (b)   Pension plans (continued):

            The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

Discount rate at beginning of year:
     Pension plans                                                                   6.75%
     Non-pension plans                                                               6.75%

Discount rate at end of year:
     Pension plans                                                                   6.25%
     Non-pension plans                                                               6.50%

Expected long term return on assets:
     WFP and Doman Plan                                                              7.50%
     Other plans                                                                      n/a
Rate of compensation increases                                                        3.5%
Health care cost trend rate                    6.5% for 2004 grading down to 4.2% in 2010

            The Company's salaried pension and non-pension benefits expense for the period January 1, 2004 to July 27, 2004 is as follows:

                                                 Salaried        Non-pension
                                               pension plans        plans
                                               -------------     -----------
Current service cost                           $       1,765     $       165
Interest on obligation                                 3,738             460
Expected return on assets                             (4,000)              -
Amortization of past service cost                          -               -
Amortization of net actuarial loss                       585              83
Loss (gain) on sale of Port Alice pulpmill             1,417          (4,945)
                                               -------------     -----------

                                               $       3,505     $    (4,237)
                                               =============     ===========

            The Company's salaried pension and non-pension benefits expense for 2003 is as follows:

                                         Salaried        Non-pension
                                       pension plans        plans
                                       -------------     -----------
Current service cost                   $       2,901     $       336
Interest on obligation                         6,570             939
Expected return on assets                     (6,668)              -
Amortization of past service cost                  9               -
Amortization of net actuarial loss               968             154
                                       -------------     -----------

                                       $       3,780     $     1,429
                                       =============     ===========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

16.   OTHER INFORMATION (CONTINUED):

      (b)   Pension plans (continued):

            The Company's salaried pension and non-pension benefits expense for 2002 is as follows:

                                         Salaried        Non-pension
                                       pension plans       plans
                                       -------------     -----------
Current service cost                   $       3,248     $       291
Interest on obligation                         6,373             748
Expected return on assets                     (7,495)              -
Amortization of past service cost                  9               -
Amortization of net actuarial loss               124              34
                                       -------------     -----------

                                       $       2,259     $     1,073
                                       =============     ===========

      (c)   Discontinued operations:

            Effective May 11, 2004, the Company sold its Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of Lapointe Partners, Inc. Under the purchase and sale agreement, the purchaser acquired all the assets used primarily or exclusively in the Port Alice pulpmill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities, for one dollar.

            The Company has applied discontinued operations accounting for the Port Alice pulp mill operations and restated prior year results for 2003 and 2002, accordingly.

            At December 31, 2003, the following assets and liabilities related to the Port Alice discontinued operations:

Current assets                                 $    18,880
Long-term assets                                     2,402
                                               -----------
                                                    21,282

Current liabilities                                  8,124
Long-term liabilities                                5,619
                                               -----------
                                                    13,743
                                               -----------

Net assets of discontinued operations          $     7,539
                                               ===========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

16.   OTHER INFORMATION (CONTINUED):

      (c)   Discontinued operations (continued):

            For the periods presented, the following table provides disclosures for discontinued operations results from operations.

                                          January 1,      January 1,       January 1,
                                           2004 to         2003 to          2002 to
                                           July 27,      December 31,     December 31,
                                             2004            2003             2002
                                          ----------     ------------     ------------
Sales                                      $  12,764       $  54,713        $  60,386
Costs and expenses                            19,394          74,650          133,604
                                           ---------       ---------        ---------

Operating earnings (loss)                     (6,630)        (19,937)         (73,218)
Loss on disposal                              (5,796)              -                -
                                           ---------       ---------        ---------

Net loss from discontinued operations      $ (12,426)      $ (19,937)       $ (73,218)
                                           =========       =========        =========

            Included in costs and expenses is nil (2003 - nil; 2002 - $2,092,000) in amortization and nil (2003 - nil; 2002 - $47,670,000)
            in write-downs of property, plant and equipment.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, the measurement principles of which, in the case of the Company, conform in all material respects with U.S. GAAP, except as set forth below.

      (a)   Adjustments to consolidated statements of operations:

            (i)   Net loss:

                                                       Period from        Year ended     Year ended
                                                     January 1, 2004     December 31,   December 31,
                                                    to July 27, 2004         2003           2002
                                                    -----------------    ------------   ------------
Net earnings (loss) in accordance with
  Canadian GAAP from continuing
  operations                                           $ (83,628)          $  16,133      $ (90,887)
Adjustments for pensions (c)                                 292                 500            500
Write-down of property, plant and equipment (d)            1,133               2,098        (41,954)
Earnings from CCAA wind-up proceedings (f)               566,822                   -              -
Future tax impact of adjustments (g)                    (202,410)               (925)        14,766
Increase (decrease) in valuation allowance
  resulting adjustments (g)                              202,410                 925        (14,766)
                                                       ---------           ---------      ---------

Net earnings (loss) from continuing operations
  in accordance with U.S. GAAP                           484,619              18,731       (132,341)
Provision for dividends on preferred shares               (2,753)             (4,779)        (4,499)
                                                       ---------           ---------      ---------

Net earnings (loss) from continuing operations
  available to common and non-voting shares            $ 481,866           $  13,952      $(136,840)
                                                       =========           =========      =========

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (a)   Adjustments to consolidated statements of operations (continued):

            (i)   Net loss (continued):

                                                   Period from       Year ended       Year ended
                                                January 1, 2004     December 31,     December 31,
                                                to July 27, 2004        2003             2002
                                                ----------------    ------------     ------------
Weighted average number of shares
  outstanding                                           42,481            42,481          42,481
                                                     =========         =========       =========

Basic earnings (loss) from continuing
  operations per share in
  accordance with U.S. GAAP                          $   11.34         $    0.33       $   (3.22)

Diluted earnings (loss) from continuing
  operations per share in
  accordance with U.S. GAAP                              11.34              0.33           (3.22)
                                                     =========         =========       =========

Loss from discontinued operations in
  accordance with Canadian and
  U.S. GAAP                                          $ (12,426)        $ (19,937)      $ (73,218)
                                                     =========         =========       =========

Net earnings (loss) in accordance with
  U.S. GAAP                                          $ 472,193         $  (1,206)      $(205,559)
Provision for dividends on preferred shares             (2,753)           (4,779)         (4,499)
                                                     ---------         ---------       ---------

Net income (loss) available to common
  stockholders                                       $ 469,440         $  (5,985)      $(210,058)
                                                     =========         =========       =========

Basic earnings (loss) per share in
  accordance with U.S. GAAP                          $   11.06         $   (0.14)      $   (4.94)

Diluted earnings (loss) per share in
  accordance with U.S. GAAP                              11.06              0.14            4.94
                                                     =========         =========       =========

            (ii)  Sales:

                  The Company adopted new Canadian GAAP for presentation of sales as disclosed in note 2(k)(iv). This change eliminated a U.S. GAAP difference previously reported in 2003 and 2002.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (b) Adjustments to consolidated assets, liabilities and shareholders' equity:

                                                                  July 27,      December 31,
                                                                   2004             2003
                                                                  --------      ------------
                                                                                (Restated -
                                                                                 note 17(e))
Total assets in accordance with Canadian GAAP                     $      -      $    749,052
Adjustment for pensions (c)                                              -           (15,212)
Write-down of property, plant and equipment (d)                          -           (39,856)
Future income taxes relating to:
     Adjustment for pensions (g)                                         -             5,419
     Decrease in valuation allowance due to adjustments (g)              -            (5,419)
                                                                  --------      ------------

Total assets in accordance with US GAAP                           $      -      $    693,984
                                                                  ========      ============

Total liabilities in accordance with Canadian GAAP                $      -      $  1,166,177
Future income taxes relating to:
     Write-down of property, plant and equipment (g)                     -           (14,197)
     Increase in valuation allowance due to adjustments (g)              -            14,197
                                                                  --------      ------------

Total liabilities in accordance with US GAAP                      $      -      $  1,166,177
                                                                  ========      ============

Total shareholders' deficiency in accordance
  with Canadian GAAP                                              $      -      $   (417,125)
Cumulative change in deficit relating to:
     Adjustment for pensions (c)                                         -           (15,212)
     Write-down of property, plant and equipment (d)                     -           (39,856)
                                                                  --------      ------------

Total shareholders' deficiency in accordance with US GAAP         $      -      $   (472,193)
                                                                  ========      ============

Total liabilities and shareholders' equity                        $      -      $    693,984
                                                                  ========      ============

      (c)   Pension and post-retirement benefits:

            In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and opening deficit at December 31, 2003 under U.S. GAAP represents a $15,212,000 decrease in pension assets and $15,212,000 increase in deficit relating to experience gains which would not have been recorded under U.S. GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For U.S. GAAP purposes, the 2004, 2003 and 2002 effect of the adjustment posted has been reversed and amortization of the experience gain of $292,000 (2003 - $500,000; 2002 - $500,000) has been recorded.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (d)   Long-lived assets:

            Under U.S. GAAP, in 2001 certain pulp mill assets were classified as "long-lived assets to be disposed of by sale" and were written down to fair market value. During 2002, these assets were reclassified to "long-lived assets held for use" as the Company no longer intended to sell these assets. For Canadian GAAP purposes, the assets were measured at their net recoverable amount for both years. US GAAP requires that a long-lived asset that is reclassified from "held for sale" to "held for use" be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any amortization expense that would have been recognized had the asset been continuously classified as held and used, and (b) the fair value at the date of the subsequent decision not to sell. In the case of the pulp mill assets, the lower amount was the fair value at the date of the subsequent decision not to sell. The fair value was $41,954,000 less than the net book value of the pulp mill assets. As a result, for U.S. GAAP purposes, a further write-down of $41,954,000 and related future income tax recovery of $14,944,000 from amounts reported under Canadian GAAP would have been recorded in 2002. The adjustments for 2004 and 2003 relate to reversing the $1,133,000 and $2,098,000, respectively in amortization that would not have been recorded had the write-down been recorded in 2002.

      (e)   Asset retirement obligation:

            The Company adopted the new Canadian GAAP standard for asset retirement obligations as disclosed in note 2(k)(i). This change eliminated a U.S. GAAP difference previously reported in 2003 and the 2003 amounts have been revised to remove this difference.

      (f)   Earnings from CCAA wind-up proceedings:

            Under U.S. GAAP, the comprehensive valuation adjustments on financial reorganization of $513,179,000 are recorded in the statement of operations as earnings whereas under Canadian GAAP, it is treated as a capital transaction. In addition, on implementation of the Plan, the Company transferred all its assets and liabilities to Western. As a result, cumulative U.S. GAAP differences for the pension plans (note 17(c)) of $14,920,000 and for long-lived assets (note 17(d)) of $38,723,000 were realized on the transfer of these assets to Western. As a result, the earnings from CCAA wind-up proceedings would have been $53,643,000 higher due to these assets having lower net book values on transfer under U.S. GAAP. As a result, total earnings from CCAA wind-up proceedings under U.S. GAAP are $566,822,000.

DOMAN INDUSTRIES LIMITED
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from January 1, 2004 to July 27, 2004
Years ended December 31, 2003 and 2002

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (g)   Future income taxes:

            Under both Canadian and US GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by governments can have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended December 31, 2003 and 2002, tax rate changes announced by governments in Canada but not yet enacted did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

            The future tax impact of the US GAAP adjustments noted in (c), (d) and (f) would result in a future income tax expense of $202,410,000 for 2004 (2003 - expense of $925,000; 2002 - tax recovery of $14,766,000, respectively) and a future income tax adjustment to the balance sheet of nil (2003 - $5,419,000) increase in future tax assets and nil (2002 - $14,197,000) decrease in future tax liabilities. However, due to the Company not meeting the "more likely then not" requirement, a valuation allowance has been provided for these amounts in 2003.

      (h)   Variable interest entities:

            For U.S. GAAP purposes, the Company applies Financial Accounting Standards Board's ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities", which requires that the holders of variable interests in a variable interest entity ("VIE") evaluate if they expect to absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns, or both, in which case they are identified as the primary beneficiary of the VIE and are required to consolidate the VIE regardless of the extent, if any, of voting interests. The application of FIN 46R has not impacted this U.S. GAAP reconciliation as the Company has not identified any VIEs in which it holds a variable interest.

ITEM 18.    FINANCIAL STATEMENTS

See "Item 17. Financial Statements" for financial statements filed as part of this annual report.

ITEM 19.    EXHIBITS

EXHIBIT
 NUMBER                              DESCRIPTION
--------                             -----------

   1.1      Certificate of Incorporation and Articles(1)

   1.2      Amended Bylaws of Western Forest Products Inc.(2)

   4.1      Secured Bond Indenture and Supplemental Bond Indenture(1)

   4.2      Class C Warrant Indenture(1)

   4.3      Incentive Stock Option Plan(1)

   4.4      Working Capital Facility

   4.5      Western Forest Products Limited Supplementary Plan

   4.6      CEO Employment Contract

   4.7      CFO Employment Contract

   8.1      List of significant subsidiaries of Western Forest Products Inc.

  12.1 Certificate of Chief Financial Officer of Western Forest Products Inc. pursuant to 18 U.S.C. S. 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  12.2 Certificate of the Chief Executive Officer of Western Forest Products Inc. pursuant to 18 U.S.C. S. 1350 as adopted pursuant to
            Section 302 of the Sarbanes-Oxley Act of 2002

  13.1 Certificate of the Chief Executive Officer of Western Forest Products Inc. pursuant to 18 U.S.C. S. 1350 as adopted pursuant to
            Section 906 of the Sarbanes-Oxley Act of 2002

  13.2 Certificate of the Chief Financial Officer of Western Forest Products Inc. to 18 U.S.C. S. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  15.1      Board Mandate

  15.2      Environmental, Health and Safety Committee Charter

  15.3      Nominating and Corporate Governance Committee Charter

  15.4      Management Resources and Compensation Committee Charter

  15.5      Audit Committee Charter

(1)   Incorporated by reference from the Form 6K of Western dated March 28,
      2005.

(2)   Incorporated by reference from the Form 6K of Western dated June 20, 2005.

                                   APPENDIX A
                            GLOSSARY OF CERTAIN TERMS

Certain terms used in this report are defined below.

"AAC".........................................      Allowable annual cut -- the volume of
                                                    timber which the holder of a tree farm
                                                    licence or forest licence may harvest
                                                    under the licence in any given year as
                                                    determined by the Ministry of Forests.

"ADMT"........................................      Air dried metric tonne -- a metric tonne
                                                    of pulp with a moisture content of 10%
                                                    or less.

"annual cut"..................................      The volume of timber which the holder of a
                                                    timber licence expects to harvest annually
                                                    from that timber licence.

"Board" or "Board of Directors"...............      The board of directors of Western.

"board feet"..................................      The plural of board foot; a board foot is
                                                    calculated by multiplying 1" x 12" x 12" =
                                                    1 foot board measure gross count.  Lumber
                                                    is then finished (planed/sanded) to a
                                                    smaller size and sold based on the original
                                                    gross count.  The difference between gross
                                                    size and net size is approximately 72%.

"CAC".........................................      Criteria air contaminants.

"Canadian GAAP"...............................      Canadian generally accepted accounting
                                                    principles.

"Canadian Interests"..........................      The Federal Government, other provincial
                                                    governments of Canada and Canadian forest
                                                    product companies.

"CBCA"........................................      Canada Business Corporations Act, as
                                                    amended.

"CCAA"........................................      Companies' Creditors Arrangement Act (Canada),
                                                    as amended.

"CCFM"........................................      Canadian Counsel of Forest Ministers.

"Centre"......................................      Saanich Forest Centre.

"CEO".........................................      Chief Executive Officer of Western.

"CFO".........................................      Chief Financial Officer of Western.

"CIT".........................................      CIT Business Credit Canada Inc.

"COC".........................................      CSA Chair of Custody.

"CSA".........................................      Canadian Standards Association.

"CVP".........................................      Comparable Value Pricing.

"Common Shares"...............................      The common shares of Western.

"Class A and B Warrant Indenture".............      The class A and B warrant indenture dated
                                                    as of June 28, 2004 between Western and the
                                                    Bank of New York.

"Class A and B Warrants"......................      The class A and B warrants of Western
                                                    issued pursuant to the Class A and B Warrant
                                                    Indenture in connection with the Plan.

"Class C Warrant Indenture"...................      The class C warrant indenture dated as of
                                                    July 27, 2004 between Western and
                                                    Computershare.

"Class C Warrants"............................      The class C warrants of Western, consisting
                                                    of three tranches, Tranche 1, Tranche 2 and
                                                    Tranche 3, issued pursuant to the
                                                    Class C Warrant Indenture.

"Class C Warrant Trustee" or
"Computershare"...............................      Computershare Trust Company of Canada.

"Court" ......................................      The Supreme Court of British Columbia.

"Doman" ......................................      Doman Industries Limited.

"DFPL"........................................      WFP Forest Products Limited (formerly 4018940
                                                    Canada Inc. and prior to that, Doman Forest
                                                    Products Limited).

"DIL Plan"....................................      The Doman Industries Limited Pension Plan.

"DTC".........................................      The Depository Trust Company.

"DWL".........................................      WFP Western Lumber Ltd. (formerly 4018982
                                                    Canada Inc. and prior to that,
                                                    Doman-Western Lumber Ltd.).

"EEC".........................................      Extraordinary Challenge Committee Panel.

"EMS".........................................      Environmental Management Systems.

"Employment Agreements".......................      The employment agreement, effective from
                                                    October 4, 2005, entered into with our
                                                    current CEO and the employment agreement,
                                                    effective from January 24, 2005, entered
                                                    into with our current CFO.

"Federal Government"..........................      The Federal Government of Canada.

"fibre".......................................      The raw material used in
                                                    the production of lumber
                                                    and pulp consisting
                                                    primarily of logs and wood
                                                    chips.

"Forest Act"..................................      The Forest Act (British Columbia), as
                                                    amended.

"forest licence" or "FL"......................      A licence granted by the Ministry of
                                                    Forests which entitles the
                                                    holder to cut a specific volume of timber on
                                                    government lands.

"Forest Investment Account" or "FIA"..........      A Provincial Government mechanism for
                                                    promoting sustainable forest management in
                                                    British Columbia through which the Minister
                                                    of Forests may provide funding for certain
                                                    forest management activities.

"Forest Renewal B.C.".........................      A Provincial Government program whose
                                                    mandate was to plan and implement a program
                                                    of expenditures in order to renew the
                                                    forest economy of British Columbia, enhance
                                                    the productive capacity and environmental
                                                    value of forest lands, create jobs, provide
                                                    training for forest workers and strengthen
                                                    communities.

"FR Act"......................................      Forest Revitalization Act (British
                                                    Columbia).

"FR Plan".....................................      Forest Revitalization Plan.

"GAAP"........................................      Generally accepted accounting principles.

"green".......................................      Green is lumber that is
                                                    not kiln-dried or
                                                    air-dried.

"hectare".....................................      An area 100 meters by 100 meters, equal to
                                                    2.47 acres.

"hog fuel"....................................      Wood residue produced by a sawmill or a log
                                                    merchandiser.

"ISO".........................................      International Organization
                                                    for Standardization.

"ICA".........................................      Investment Canada Act, as amended.

"Inter-Creditor Agreement"....................      The inter-creditor agreement among Western,
                                                    WPL, DWL, DFPL and WFP Lumber Sales
                                                    Limited, CIT and the Secured Bond Trustee,
                                                    dated as of July 27, 2004.

"ITA".........................................      Income Tax Act (Canada), as amended.

"ITA Limit"...................................      Maximum amount of benefits that may be
                                                    payable under a pension plan regulated by
                                                    the ITA.

"IWA Council".................................      IWA Council of the United Steelworkers
                                                    Union.

"log merchandiser"............................      The Company's log merchandiser located in
                                                    Nanaimo, British Columbia,
                                                    which extracts the lumber
                                                    portions of lower quality
                                                    logs and processes the
                                                    balance into wood chips.

"LRMP"........................................      Land and Resource Management Plans.

"m3"..........................................      A cubic metre.

"Mfbm"........................................      One thousand board feet
                                                    measure (see board feet).

"MPS".........................................      Market Pricing System.

"Ministry of Forests".........................      The Ministry of Forests of British Columbia.

"MMfbm".......................................      One million board feet
                                                    measure (see board feet).

"NAFTA".......................................      The North American Free Trade Agreement.

"Named Executive Officers"....................      CEO, CFO and three of our most highly
                                                    compensated executive officers (other than
                                                    the CEO and CFO) whose total annual salary
                                                    and bonus was in excess of $150,000, and
                                                    any of our former executive officers that
                                                    would have been one of the three most
                                                    highly compensated executive officers
                                                    except that the individual was not serving
                                                    as an executive officer for us as of
                                                    December 31, 2004.

"NBSK pulp"...................................      Northern Bleached Softwood Kraft pulp, a
                                                    high quality white chemical kraft pulp
                                                    produced from slow growing northern
                                                    softwood trees and differentiated from
                                                    other grades of pulp by its fibre length
                                                    and strength.

"OID".........................................      Original discount amount.

"Operating EBITDA"............................      Operating earnings (loss) plus amortization
                                                    of property, plant and equipment plus
                                                    write-down of property, plant and equipment
                                                    and operating restructuring costs.

"Option Plan".................................      Western's incentive stock option plan.

"Options".....................................      Options granted or
                                                    available to be granted
                                                    under the Option Plan.

"PASCI".......................................      Port Alice Specialty
                                                    Cellulose Inc., an
                                                    affiliate of LaPointe
                                                    Partners, Inc.

"PFIC"........................................      Passive foreign investment
                                                    company under U.S. federal
                                                    income tax laws.

"Plan"........................................      The plan of compromise and arrangement
                                                    pursuant to the CCAA and reorganization
                                                    pursuant to CBCA in respect of the
                                                    Predecessor implemented on the Plan
                                                    Implementation Date.

"Plan Implementation Date"....................      July 27, 2004.

"Plan Units"..................................      Units consisting of US$1,000 principal
                                                    amount of Secured Bonds and 29 Common
                                                    Shares issued upon exercise of the Class A
                                                    and B Warrants in accordance with the Plan.

"Port Alice Assets"...........................      The Port Alice pulp mill and related assets
                                                    of the Predecessor sold to PASCI by the
                                                    Predecessor.

"PPWC"........................................      Pulp, Paper and Woodworkers Union of Canada.

"Predecessor".................................      Doman, Alpine Projects Limited, Diamond
                                                    Lumber Sales Limited, DFPL, 4019008 Canada
                                                    Inc. (formerly Doman's Freightways Ltd.),
                                                    0183903 B.C. Ltd. (formerly Doman Holdings
                                                    Limited), 4018966 Canada Inc., (formerly
                                                    Doman Investments Limited), 4019016 Canada
                                                    Inc. (formerly Doman Log Supply Ltd.), DWL,
                                                    Eacom Timber Sales Ltd., WFPL, 4018974
                                                    Canada Inc. (formerly Western Pulp Inc.),
                                                    WPLP and Quatsino Navigation Company
                                                    Limited.

"Preferred Shares"............................      The preferred shares, issuable in series,
                                                    of Western.

"Province" or "British Columbia"..............      The Province of British Columbia.

"Provincial Government" or "Crown"............      The Provincial Government of British
                                                    Columbia.

"Pulp Assets".................................      All of the pulp related businesses and
                                                    assets of the Predecessor, excluding the
                                                    Port Alice Assets.

"pulp segment"................................      The Company's pulp management,
                                                    manufacturing and sales operations.

"Pulpco Note".................................      The 5 year secured term, interest free,
                                                    promissory note issued by WPL to WPLP which
                                                    was subsequently assigned to Western
                                                    pursuant to the Plan.

"Quatsino"....................................      Quatsino First Nation of the Kwakiutl Nation.

"replaceable contract"........................      Replaceable contract under the Forest Act.
                                                    An "evergreen" timber harvesting contract
                                                    that is entered into between a holder of a
                                                    replaceable licence and a contractor,
                                                    whereby, the contractor is obligated to
                                                    perform one or more defined phases of
                                                    timber harvesting within the licence and,
                                                    if satisfactorily performed, the licence
                                                    holder is obligated, prior to the expiry of
                                                    the term of the contract, to offer the
                                                    contractor a replacement contract on
                                                    substantially the same terms and conditions
                                                    as the contract being replaced.

"Secured Bond"................................      The U.S.$221 million of 15% secured bonds
                                                    due July 28, 2009 issued by Western and
                                                    guaranteed by substantially all of its
                                                    subsidiaries.

"Secured Bond Indenture"......................      The agreement between Western and the
                                                    Secured Bond Trustee, as
                                                    trustee, dated as of July
                                                    27, 2004, in respect of
                                                    the Secured Bonds.

"Secured Bond Trustee"........................      Bank of New York, as trustee for the
                                                    holders of the Secured Bonds.

"SFM".........................................      Sustainable Forest Management

"Solid Wood Assets"...........................      All of the businesses and assets of the
                                                    Predecessor other than the Pulp Assets and
                                                    the Port Alice Assets.

"solid wood segment"..........................      The Company's sawmilling, lumber
                                                    remanufacturing, lumber marketing, log
                                                    merchandiser and logging operations.

"SPF 2x4 lumber"..............................      2" x 4" kiln dried random lengths of
                                                    spruce, pine and fir lumber, which is a
                                                    North American commodity grade of standard
                                                    and better dimensional lumber.

"Standby Purchasers"..........................      Tricap, certain mutual funds for which
                                                    Merrill Lynch Investment Managers LP or its
                                                    affiliates serves as investment adviser,
                                                    certain funds for which Quadrangle Group
                                                    LCC or its affiliates serves as adviser or
                                                    manager and Amaranth LLC.

"Supplemental Bond Indenture".................      The supplement indenture to the Secured
                                                    Bond Indenture among DFPL, DWL, WFP Lumber
                                                    Sales Limited, WFP Quatsino Navigation
                                                    Limited, Western and the Secured Bond
                                                    Trustee, as trustee, dated as of July 27,
                                                    2004, in respect of the Secured Bonds.

"sustained yield".............................      The yield that a forest can produce
                                                    continuously (i.e. in perpetuity) at a
                                                    given intensity of management without
                                                    impairment of the land's productivity, with
                                                    the intent that there will be a balance
                                                    between timber growth and harvesting on a
                                                    sustainable basis.

"Termination Payment".........................      Severance payments equal to the sum of 24
                                                    months in the case of the CEO, and 12
                                                    months in the case of the CFO, of base
                                                    salary plus the average yearly performance
                                                    bonus over the past three years or less

"timber licence" or "TL"......................      A licence granted by the Ministry of
                                                    Forests which entitles the holder to
                                                    harvest the area over a specified period.

"timber supply areas" or "TSA"................      The areas of Provincial Government
                                                    timberland which are not designated as TFLs.

"tonne".......................................      A metric tonne -- 1,000 kilograms or
                                                    2,204.6 pounds.

"Transfer Agent"..............................      Computershare Investor Services Inc.

"Treaty"......................................      Canada - U.S. Tax
                                                    Convention (1980), as
                                                    amended.

"tree farm licence" or "TFL"..................      A TFL is a replaceable timber tenure that
                                                    requires the licensee to manage a specified
                                                    area of timberland on a sustained yield
                                                    basis.  TFLs are granted for 25-year terms
                                                    and, subject to satisfactory performance of
                                                    its obligations under the TFL agreement by
                                                    the licensee, are replaced by the Minister
                                                    of Forests every five to 10 years with a
                                                    new TFL with a 25-year term.

"Tricap" .....................................      The Tricap Restructuring Fund.

"TSX".........................................      The Toronto Stock Exchange.

"USDOC".......................................      The United States Department of Commerce.

"USITC".......................................      The United States
                                                    International Trade
                                                    Commission.

"unit"........................................      Equals 200 cubic feet of wood chips.

"upper grade lumber"..........................      A grade of lumber which is substantially
                                                    clear of knots.

"U.S. GAAP"...................................      United States generally accepted accounting
                                                    principles.

"WFPL"........................................      4018958 Canada Inc. (formerly Western
                                                    Forest Products Limited).

"WFP Plan"....................................      Western Forest Products Limited Salaried
                                                    Employees Pension Plan.

"WFP Supplementary Plan"......................      Western Forest Product Limited
                                                    Supplementary Plan.

"WPL".........................................      Western Pulp Limited (formerly 4204255
                                                    Canada Inc.), a corporation incorporated
                                                    pursuant to the CBCA, for the purpose of
                                                    acquiring and holding the Pulp Assets.

"WPLP"........................................      Western Pulp Limited Partnership.

"wood chips"..................................      Small pieces of wood used to make pulp. The
                                                    wood chips are produced either from wood
                                                    waste in a sawmill or a log merchandiser or
                                                    from pulp wood cut specifically for this
                                                    purpose. Wood chips are generally uniform
                                                    in size and are larger and coarser than
                                                    sawdust.

"Working Capital Facility" ...................      A secured revolving operating loan facility
                                                    of up to Cdn $100,000,000 provided by CIT
                                                    under an agreement among Western, WPL, WFP
                                                    Lumber Sales Limited, DFPL, DWL and CIT
                                                    dated as of July 27, 2004.

"WTO".........................................      The World Trade Organization.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             WESTERN FOREST PRODUCTS INC.

                                             Per: /s/ R. Hert
                                                  ----------------------------
                                                  Reynold Hert
                                                  President and Chief
                                                  Executive Officer

Date: as of June 30, 2005.

                             EXHIBITS TO FORM 20-F

                                       OF

                          WESTERN FOREST PRODUCTS INC.

                                 JUNE 27, 2005