Form 20-F/A
period 2004-12-31
Western Forest Products Inc.
filed 2006-01-04
CIK 1299951

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A

                                 Amendment No. 2

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report ______________

         For the transition period from ______________ to ______________

                        Commission File No.: 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

      3RD FLOOR, 435 TRUNK ROAD, DUNCAN, BRITISH COLUMBIA, V9L 2P9, CANADA
                                 (250) 748-3711
                     (Address of principal executive office)

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

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                [ ] Yes   [X] No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                  [X] Yes [ ] No

     Note -- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. (N/A see above.)
                                                                  [ ] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow.
                                                         Item 17 [X] Item 18 [ ]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                                  [ ] Yes [X] No

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

                                TABLE OF CONTENTS


PRELIMINARY INFORMATION............................................................       1
             Basis of Presentation.................................................       1
             Forward Looking Statements............................................       1

PART 1.............................................................................       2
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................       2
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...............................       2
ITEM 3.      KEY INFORMATION.......................................................       2
             A.   Selected Financial Data..........................................       2
             B.   Capitalization and Indebtedness..................................       5
             C.   Reasons for the Offer and Use of Proceeds........................       5
             D.   Risk Factors.....................................................       5
ITEM 4.      INFORMATION ON THE COMPANY............................................      11
             A.   History and Development of the Company...........................      11
             B.   Business Overview................................................      14
             C.   Organizational Structure.........................................      28
             D.   Property, Plants and Equipment...................................      29
ITEM 4.A     UNRESOLVED STAFF COMMENTS.............................................      31
ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................      31
             A.   Operating Results................................................      32
             B.   Liquidity and Capital Resources..................................      40
             C.   Research and Development, Patents and Licenses...................      42
             D.   Trend Information................................................      42
             E.   Off-Balance Sheet Arrangements...................................      45
             F.   Tabular Disclosure of Contractual Obligation.....................      45
             G.   Safe Harbour.....................................................      45
ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................      45
             A.   Directors and Senior Management..................................      45
             B.   Compensation.....................................................      49
             C.   Board Practices..................................................      58
             D.   Employees........................................................      62
             E.   Share Ownership..................................................      62
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................      64
             A.   Major Shareholders...............................................      64
             B.   Related Party Transactions.......................................      65
             C.   Interests of Experts and Counsel.................................      65
ITEM 8.      FINANCIAL INFORMATION.................................................      65
             A.   Consolidated Statements and Other Financial Information..........      65
             B.   Significant Changes..............................................      66
ITEM 9.      THE OFFER AND LISTING.................................................      66
             A.   Offer and Listing Detail.........................................      66
             B.   Plan of Distribution.............................................      67
             C.   Markets..........................................................      67
             D.   Selling Shareholder..............................................      67
             E.   Dilution.........................................................      67
             F.   Expenses of Issue................................................      67
ITEM 10.     ADDITIONAL INFORMATION................................................      67
             A.   Share Capital....................................................      67
             B.   Articles and Bylaws..............................................      67
             C.   Material Contracts...............................................      71
             D.   Exchange Controls................................................      71
             E.   Taxation.........................................................      71
             F.   Dividends and Paying Agent.......................................      75
             G.   Statement by Experts.............................................      75
             H.   Documents on Display.............................................      75
             I.   Subsidiary Information...........................................      75
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............      75
             Interest Rate Risk....................................................      75
             Foreign Currency Exchange Rate Risk...................................      76
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................      76

PART II............................................................................      76
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................      76
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS...................................................      76
ITEM 15.     CONTROLS AND PROCEDURES...............................................      77
ITEM 16.     RESERVED..............................................................      77
ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT......................................      77
ITEM 16B     CODE OF ETHICS........................................................      77
ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES................................      77
ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............      78
ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS............................................................      78

PART III...........................................................................      78
ITEM 17.     FINANCIAL STATEMENTS..................................................      78
ITEM 18.     FINANCIAL STATEMENTS..................................................     139
ITEM 19.     EXHIBITS..............................................................     139

APPENDIX A GLOSSARY OF CERTAIN TERMS...............................................     140

SIGNATURES.........................................................................     147

EXHIBITS...........................................................................     148


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


      ITEM 4.A UNRESOLVED STAFF COMMENTS



      Not applicable.


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


      The adoption, effective July 28, 2004, of the accounting policy to expense rather than capitalize spur roads resulted in EBITDA for 2004 being $6.8 million lower than it would otherwise have been. In addition, the new accounting policies implemented on the same date to perform the lower of cost and market test for logs by sawlog and pulplog instead of in total resulted in EBITDA being lower for 2004 than it would otherwise have been by $6.8 million.

      Cost of goods sold increased to $570.0 million in the 2004 Proforma period compared to $528.9 million in 2003 due to the higher volumes of lumber, logs and pulp sold as well as the $13.6 million impact of the adoption of the new accounting policies described in the preceding paragraph.

      Anti-dumping and countervailing duties expense increased to $45.0 million in the 2004 Proforma period compared to $36.1 million in 2003 due to an increase in the volume of softwood lumber shipments to the United States in 2004.

      Freight expenses increased by 13% to $56.2 million in the 2004 Proforma period compared to $49.6 million in 2003 primarily as a result of the increase in lumber sales from 596 million board feet in 2003 to 669 million board feet in 2004.

      Selling and administration costs increased to $22.2 million in the 2004 Proforma period compared to $18.1 million in 2003 and is primarily attributable to reorganization expenses and legal and consulting costs with respect to evaluating corporate strategies. The general corporate caption included in Operating EBITDA refers to corporate administration costs only, excluding selling costs, and increased for the same reasons as noted above for selling and administration costs.

      Amortization of property, plant and equipment increased to $47.3 million in the 2004 Proforma period compared to $46.0 million in 2003. The periods are not strictly comparable due to the implementation of "fresh start" accounting by Western on July 28, 2004 and the change in accounting policy to expense spur roads that was implemented on the same date. The implementation of "fresh start" accounting resulted in the amortization of property, plant and equipment expense being $9.4 million less than it would otherwise have been.

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


      Other income (expense) was an expense of $6.0 million in the 2004 Proforma period compared to income of $2.2 million in 2003. The 2004 expense is primarily attributable to the write-down of non-trade receivables with respect to amounts paid out under a previous line of credit that the Company is disputing as well as receivables from the BC government with respect to capital tax that are deemed to be not collectible. The income in 2003 primarily relates to gains recorded on the sale of surplus properties.


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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

      The following table summarizes our contractual obligations at December 31, 2004 and our payments due for each of the next five years commencing December 31, 2005 and thereafter:


(millions of Canadian dollars)     Total       2005      2006       2007       2008       2009      Thereafter
                                  -------     ------     -----      -----      -----     -------    ----------
Long-term debt (1)                $ 265.6     $    -     $   -      $   -      $   -     $ 265.6    $        -
Interest on long-term debt(2)       182.6       39.8      39.8       39.8       39.8        23.2             -
Operating leases                      9.3        3.6       2.7        1.7        1.0         0.3             -
Reforestation liability              13.9        7.1       2.9        1.4        1.6         0.3           0.6
                                  -------     ------     -----      -----      -----     -------    ----------
Total contractual obligations     $ 471.4     $ 50.5     $45.4      $42.9      $42.4     $ 289.4    $      0.6
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

2. Interest on the Company's US$221 million 15% Secured Bonds is payable on June 30 and December 31 of each year and has been calculated using the exchange rate in effect on December 31, 2004 of $1.202. The above table assumes that the Company pays the full amount of interest due on each payment date. The Company does have the option to defer 50% of the interest due and payable on each payment date under the terms of the secured bond indenture.

3. Pension and other post retirement benefit obligations are not included in the table above. The Company expects to incur total cash outlays of approximately $3.5 million related to these plans in 2005. Contributions beyond this date are not readily determinable due to the amounts being dependent on future employment levels, the economic environment and the return on pension assets. Other post retirement benefits are unfunded arrangements and future cash requirements will reflect health care cost trends and demographic changes. Refer to note 11 to our audited consolidated financial statements for additional information.


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

WESTERN FOREST PRODUCTS INC.
Consolidated Statement of Operations and Deficit
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

For the period from July 28, 2004 to December 31, 2004


Sales                                                                           $   324,106

Costs and expenses:
      Cost of goods sold                                                            263,374
      Anti-dumping and countervailing duties                                         21,050
      Freight expenses                                                               27,903
      Selling and administration                                                      9,721
      Amortization of property, plant and equipment                                  14,249
                                                                                -----------
                                                                                    336,297
                                                                                -----------

Operating loss                                                                      (12,191)

Interest income (expense):
      Bank indebtedness                                                              (1,660)
      Long-term debt                                                                (17,045)
      Foreign exchange gains on translation of long-term debt                        27,436
      Amortization of deferred finance costs and debt discount                       (1,133)
                                                                                -----------
                                                                                      7,598

Other expense                                                                           (96)
                                                                                -----------

Loss before income taxes                                                             (4,689)

Income taxes (note 7)                                                                  (781)
                                                                                -----------

Net loss, being deficit, end of period                                          $    (5,470)
                                                                                ===========

Loss per share:
      Basic                                                                     $     (0.21)
      Diluted  (note 8(d))                                                            (0.21)

Weighted average number of common and non-voting shares outstanding
   (thousands of shares)                                                             25,636
                                                                                ===========


See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

For the period from July 28, 2004 to December 31, 2004


Cash provided by (used in):

Operations:
      Loss for the period                                       $    (5,470)
      Items not involving cash:
            Amortization of property, plant and equipment            14,249
            Amortization and write-down of deferred charges             161
            Foreign currency translation gains                      (27,436)
            Amortization of deferred finance costs and
                 debt discount                                        1,133
            Other                                                    (1,844)
                                                                -----------
                                                                    (19,207)

      Changes in non-cash working capital items:
            Accounts receivable                                        (860)
            Inventory                                                 8,860
            Prepaid expenses                                          3,217
            Accounts payable and accrued liabilities                (17,061)
                                                                -----------
                                                                     (5,844)
                                                                -----------
                                                                    (25,051)

Investments:
      Additions to property, plant and equipment                     (5,329)
      Additions to capitalized roads                                 (6,307)
      Disposals of property, plant and equipment                      2,949
      Restricted assets                                              (2,883)
      Other                                                            (387)
                                                                -----------
                                                                    (11,957)

Financing:
      Bank indebtedness                                              28,375
                                                                -----------

Decrease in cash                                                     (8,633)

Cash, beginning of period                                            16,640
                                                                -----------

Cash, end of period                                             $     8,007
                                                                ===========

Supplementary information:
      Cash paid for:
            Interest                                            $    19,677
            Income taxes                                                  -

      Non-cash item:
            Take-back proceeds receivable (note 9(b)(iii))           21,546
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


      The Company's balance sheet as at July 28, 2004 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value. The enterprise value of $535 million was determined by the Company's management based on various third party reports and offers received in conjunction with the Predecessor's reorganization proceedings. See also note (a)(ii) below.

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
                                                                          ============


            (ii) Under the Plan, the Company acquired all of the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets (previously sold on May 11, 2004), in exchange for 75% of the issued common shares of the Company and certain warrants of the Company. The remaining 25% of the issued common shares of the Company were issued to the new Senior Secured Bondholders as described below. The common share value of $255.2 million has been determined as the enterprise value of $535 million of the Company using a going concern valuation approach, less the $279.8 million fair value of the new Senior Secured Bonds ("Secured Bonds") issued to retire Doman's Senior Secured Notes ("Old Secured Notes").



                  Enterprise value determined in accordance with CICA 1625 is consistent with reorganization value as that term is used in United States generally Accepted Accounting Principles ("U.S. GAAP") which was determined in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code". The Company engaged independent financial advisors to assist in determining the reorganization value and determined that the value was in a range of $489 million to $611 million, with approximately $535 million representing the Company's best estimate. The estimates of value took account of the many factors impacting the solid wood and pulp industry segments in which the Company operates including general economic factors such as predicted housing starts in key markets and the impact of the softwood lumber dispute between Canada and the United States. In addition to offers received in conjunction with the reorganization proceedings, various conventional valuation techniques were used including discounted cash flow analysis, comparable transaction analysis and the analysis of comparable publicly traded company multiples. The valuation methods utilized a number of estimates and assumptions including projected future exchange rates and lumber and NBSK pulp prices which, although considered reasonable by management, may not be realized, and are subject to significant business, economic and competitive uncertainties, many of which are beyond our control. Changes in these estimates and assumptions in the future may have a significant impact on our reorganization value.


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


      (d) Diluted loss per share was calculated by reference to the weighted average number of shares outstanding and did not take into account 299,590 options and 569,373 tranche 1, 854,146 tranche 2 and 1,423,743 tranche 3 warrants as these were anti-dilutive.


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

      (a)   Adjustments to consolidated statements of operations:


Net loss in accordance with Canadian GAAP              $   (5,470)
Adjustments to conform to U.S. GAAP                             -
                                                       ----------


Net loss in accordance with U.S. GAAP                      (5,470)
Minimum pension liability adjustment (d)                     (215)
                                                       ----------

Comprehensive loss in accordance with U.S. GAAP (e)    $   (5,685)
                                                       ==========

Weighted average number of shares outstanding              25,636
                                                       ==========

Basic loss per share in accordance with U.S. GAAP      $    (0.21)

Diluted loss per share in accordance with U.S. GAAP         (0.21)
                                                       ==========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (b) Adjustments to consolidated assets, liabilities and shareholders' equity:


                                                           December 31,       July 28,
                                                              2004              2004
                                                           ------------     ------------
Total assets in accordance with Canadian GAAP              $    696,435     $    717,484
Adjustment to conform to U.S. GAAP                                    -                -
                                                           ------------     ------------

Total assets in accordance with U.S. GAAP                  $    696,435     $    717,484
                                                           ============     ============

Total liabilities in accordance with Canadian GAAP         $    446,730     $    462,309
Minimum pension liability (d)                                       215                -
                                                           ------------     ------------

Total liabilities in accordance with U.S. GAAP             $    446,945     $    462,309
                                                           ============     ============

Total shareholders' equity in accordance
   with Canadian GAAP                                      $    249,705     $    255,175
Cumulative change in accumulated other comprehensive
   loss relating to:
      Minimum pension liability (d)                                (215)               -
                                                           ------------     ------------

Total shareholders' equity in accordance with U.S. GAAP    $    249,490     $    255,175
                                                           ============     ============

Total liabilities and shareholders' equity                 $    696,435     $    717,484
                                                           ============     ============



      (c)   Continuity of shareholders' equity (deficit):



                                                                                     January 1 to
                                                   July 28 to      January 1 to      December 31,
                                                 December 31,     July 27, 2004              2003
                                                         2004     (Predecessor)     (Predecessor)
                                                 ------------     -------------     -------------
                                                                                       (Restated)
Shareholders' equity (deficit),
   beginning of period                              $255,175        $(472,193)        $(473,187)
Net income (loss), continuing                         (5,470)         484,619            18,731
Net income (loss), discontinued                            -          (12,426)          (19,937)
Other comprehensive gains (losses)                      (215)(d)            -             2,200 (h)
                                                    --------        ---------         ---------
Shareholders' equity (deficit), end of period       $249,490        $       -         $(472,193)
                                                    ========        =========         =========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):


      (d)   Minimum pension liability:


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


      (e)   Comprehensive income (loss):


            SFAS No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from share capital and deficit in the shareholders' equity section of the consolidated balance sheet.


      (f)   Variable interest entities:


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


      (g)   Accounting standard issued but not yet implemented:


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


      (h)   Adoption of new accounting standard:



            Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" was adopted by the Predecessor company in the year ended December 31, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Under Canadian GAAP, a similar standard to SFAS 143 was effective for periods beginning January 1, 2004. The GAAP difference for 2003 relates to adjusting the liability and deficit by $2,200,000 to reflect the fair value of the liability as a result of discounting future estimated cash flows as adjusted for inflation using a credit adjusted discount rate of 12%. The new standard did not have an impact on earnings.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):


      (i)   Supplemental guarantor information:

            The Company's 15% Secured Bonds due 2009 (see note 6) are guaranteed by certain of its 100% owned subsidiaries. The guarantees are full and unconditional and are on a joint and several basis. There are no significant restrictions on the ability of the Company or its guarantors to obtain funds from its subsidiaries by dividend or loan.

            The Company has not presented separate financial statements and other disclosures in respect of the guarantor subsidiaries as management does not believe that such information will be material to the holders of the bonds. However, the following consolidating information is being provided in respect of the guarantor subsidiaries. Investments in subsidiaries are accounted for using the equity method. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

            There are no significant differences between the information presented below and that prepared under U.S. GAAP. The minimum pension liability adjustment of $215,000 described in note 13(d) to record comprehensive income under U.S. GAAP would be recorded by the parent company, Western Forest Products Inc.


            Supplemental consolidated balance sheet at December 31, 2004:


                                                          Subsidiary Guarantors      Non-guarantors
                                     Western Forest    ---------------------------   --------------   Consolidating
                                      Products Inc.    Lumber Sales     WFP Lumber    Western Pulp     adjustments    Consolidated
                                      -------------    ------------     ----------    ------------    -------------   ------------
ASSETS

Current assets:
  Cash                                    $   7,263        $      -      $      -       $     744       $       -       $   8,007
  Accounts receivable                        21,992          36,621             -          20,754          (1,397)         77,970
  Inventory                                  99,076          54,846             -          22,787               -         176,709
  Prepaid expenses                            3,752              87             -           1,365               -           5,204
                                          ---------        --------      --------       ---------       ---------       ---------
                                            132,083          91,554             -          45,650          (1,397)        267,890

Restricted assets                            24,428               -             -               -               -          24,428

Investments                                 133,140               -             -              15        (125,989)          7,166

Property, plant and equipment               279,732               -        76,138          39,684               -         395,554

Other assets                                  1,397               -             -               -               -           1,397
                                          ---------        --------      --------       ---------       ---------       ---------
                                          $ 570,780        $ 91,554      $ 76,138       $  85,349       $(127,386)      $ 696,435
                                          =========        ========       =======       =========       =========       =========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                       $  78,113        $      -       $     -       $       -       $       -       $  78,113
  Accounts payable and
     accrued liabilities                     52,533           9,454            11          14,447          (1,269)         75,176
  Intercompany payables
     (receivables)                          (84,994)         86,557       (81,288)          3,143          76,582               -
                                          ---------        --------      --------       ---------       ---------       ---------
                                             45,652          96,011       (81,277)         17,590          75,313         153,289

Long-term debt                              253,522               -             -          63,000         (63,000)        253,522

Future income taxes                               -               -        10,537               -               -          10,537

Other liabilities                            21,901               -             -           7,481               -          29,382
                                          ---------        --------      --------       ---------       ---------       ---------
                                            321,075          96,011       (70,740)         88,071          12,313         446,730

Shareholders' equity:
  Share capital:
     Common shares                          255,175               -       146,878               1        (146,879)        255,175
  Deficit                                    (5,470)         (4,457)            -          (2,723)          7,180          (5,470)
                                          ---------        --------      --------       ---------       ---------       ---------
                                            249,705          (4,457)      146,878          (2,722)       (139,699)        249,705
                                          ---------        --------      --------       ---------       ---------       ---------
                                          $ 570,780        $ 91,554      $ 76,138       $  85,349       $(127,386)      $ 696,435
                                          =========        ========       =======       =========       =========       =========

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (i)   Supplemental guarantor information (continued):

            Supplemental consolidated statement of operations and deficit for the period ended December 31, 2004:


                                                  Subsidiary Guarantors      Non-guarantors
                             Western Forest    ---------------------------   --------------   Consolidating
                              Products Inc.    Lumber Sales     WFP Lumber    Western Pulp      adjustments   Consolidated
                              -------------    ------------     ----------    ------------    -------------   ------------
Sales                             $ 247,380       $ 180,456       $  1,185       $  80,365       $(185,280)      $ 324,106

Costs and expenses:
  Cost of goods sold                231,276         144,790              -          72,588        (185,280)        263,374
  Anti-dumping and
     countervailing duties                -          21,050              -               -               -          21,050
  Freight expenses                    2,132          17,753              -           8,018               -          27,903
  Selling and administration          7,451           1,249              -           1,021               -           9,721
  Amortization of property,
     plant and equipment             11,952               -          1,185           1,112               -          14,249
                                  ---------       ---------       --------       ---------       ---------       ---------
                                    252,811         184,842          1,185          82,739        (185,280)        336,297
                                  ---------       ---------       --------       ---------       ---------       ---------

Operating loss                       (5,431)         (4,386)             -          (2,374)              -         (12,191)

Interest income (expense):
  Bank indebtedness                  (1,468)              -              -            (192)              -          (1,660)
  Long-term debt                    (17,045)              -              -               -               -         (17,045)
  Foreign exchange gains
     on translation
     of long-term debt               27,436               -              -               -               -          27,436
  Amortization of deferred
     finance costs and debt
     discount                        (1,133)              -              -               -               -          (1,133)
                                  ---------       ---------       --------       ---------       ---------       ---------
                                      7,790               -              -            (192)              -           7,598

Equity loss of subsidiary
     companies                       (7,180)              -              -               -           7,180               -
Other expense                           (96)              -              -               -               -             (96)
                                  ---------       ---------       --------       ---------       ---------       ---------

Loss before income taxes             (4,917)         (4,386)             -          (2,566)          7,180          (4,689)

Income taxes                           (553)            (71)             -            (157)              -            (781)
                                  ---------       ---------       --------       ---------       ---------       ---------

Net loss, being deficit,
  end of period                   $  (5,470)      $  (4,457)      $      -       $  (2,723)      $   7,180       $  (5,470)
                                  =========       =========       =====+==       =========       =========       =========


WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

      (i)   Supplemental guarantor information (continued):

            Supplemental consolidated statement of cash flows for the period ended December 31, 2004:


                                                              Subsidiary Guarantors    Non-guarantors
                                          Western Forest   --------------------------  --------------   Consolidating
                                           Products Inc.   Lumber Sales    WFP Lumber   Western Pulp     adjustments   Consolidated
                                          --------------   ------------    ----------   ------------    -------------  ------------
Cash provided by (used in):

Operations:
  Loss for the period                           $ (5,470)      $ (4,457)     $      -       $(2,723)      $  7,180       $ (5,470)
  Items not involving cash:
     Equity loss of subsidiary
      companies                                    7,180              -             -             -         (7,180)             -
     Amortization of property,
      plant and equipment                         11,948                        1,185         1,116              -         14,249
     Amortization and write-
      down of deferred charges                       161              -             -             -              -            161
     Foreign currency
      translation gains                          (27,436)             -             -             -              -        (27,436)
     Amortization of deferred
      finance costs and debt discount              1,133              -             -             -              -          1,133
     Other                                        (2,086)             -             -           242              -         (1,844)
                                                --------       --------      --------       -------       --------       --------
                                                 (14,570)        (4,457)        1,185        (1,365)             -        (19,207)

  Changes in non-cash working capital items:
     Accounts receivable                             446         (3,096)            -         1,790              -           (860)
     Inventory                                    14,333        (11,014)            -         5,541              -          8,860
     Prepaid expenses                              2,774              4             -           439              -          3,217
     Intercompany payables
      (receivables)                              (12,075)        13,638        (4,706)        3,143              -              -
     Accounts payable and
      accrued liabilities                        (12,626)         4,925            11        (9,371)             -        (17,061)
                                                --------       --------      --------       -------       --------       --------
                                                 (21,718)             -        (3,510)          177              -        (25,051)

Investments:
  Additions to property, plant
    and equipment                                 (5,340)             -             -            11              -         (5,329)
  Additions to capitalized roads                  (6,307)                           -             -              -         (6,307)
  Disposals of property, plant
    and equipment                                      -              -         2,949             -              -          2,949
  Restricted assets                               (2,883)             -             -             -              -         (2,883)
  Other                                             (948)             -           561             -              -           (387)
                                                --------       --------      --------       -------       --------       --------
                                                 (15,478)             -         3,510            11              -        (11,957)

Financing:
  Bank indebtedness                               28,375              -             -             -              -         28,375
                                                --------       --------      --------       -------       --------       --------

Decrease in cash                                  (8,821)             -             -           188              -         (8,633)

Cash, beginning of period                         16,084              -             -           556              -         16,640
                                                --------       --------      --------       -------       --------       --------
Cash, end of period                             $  7,263       $      -      $      -       $   744       $      -       $  8,007
                                                ========       ========      ========       =======       ========       =========

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

                                             WESTERN FOREST PRODUCTS INC.


                                             Per: /s/ Reynold Hert
                                                  ----------------------------
                                                  Reynold Hert
                                                  President and Chief
                                                  Executive Officer



Date: as of January 3, 2006.